
10011443

Received SEC

APR 0 9 2010

Washington, DC 20549



West Marine®

2010 Proxy Statement & 2009 Annual Report



Our Mission is to be the best supplier of boating-related products and services that provide outstanding value to every Customer.

We are committed to providing the best possible customer experience, so that each and every Customer regards us as an outstanding company and rewards us with their business.

We will provide an open, supportive, challenging, team-oriented environment where our Associates can achieve job satisfaction, professional and personal growth, and be compensated based on company and individual performance.

We will work to improve and protect marine habitats, reduce our impact on the environment, and promote boating.

We will achieve superior financial returns for the benefit of our Associates, Customers and shareholders

Dear West Marine Stockholders,

A year ago, when I welcomed you to our 2008 Annual Report and 2009 Proxy Statement, I wrote the following:

Stockholder interests are, of course, a critical component of what drives our actions. We hope to serve you, our Customers and our Associates at a level that exceeds expectations. Although we can't manage the economy, we can manage what happens at West Marine. We believe our optimism in the future of West Marine is appropriate and well-founded.

Now, one year later, it's worth evaluating whether those comments were valid.

- The economy did not perform particularly well in 2009, at least the part of the economy that includes the Boating Industry. However, we were pleased to see a bit more boat usage in parts of our markets and we did a pretty good job evolving to serve our markets that did show some strength.
- We are very proud of our outstanding teams of Associates who worked well together to change, in such a positive way, what occurred at West Marine. From my perspective, as subjective as it might be, I'd say we did a darn good job "managing what happens at West Marine."
- Of course, I wouldn't know what your "expectations" were for West Marine in 2009. Nor would I know whether you believe your interests were well served. What I do know is that we're reporting much improved results and the level of optimism within our organization grew even stronger as the year went along.

We are very pleased with our 2009 results, not only because it's a reflection of the great work of our Associates, but also because it's an indication of Customer response to our activities and offerings.

In 2009, our key numbers improved:

- Net earnings of $0.55 per share in 2009 versus a net loss of $1.76 per share in 2008;
- All-time record cash flow of more than $62 million; and
- Debt free at the end of Q3 and Q4.

We remain hopeful that the boating market will improve during 2010. While we don't expect a rapid market expansion, even a small uptick in the market will benefit us. We believe we're well positioned, well prepared, and have the people and plans to react well to whatever the market brings.

We look forward to marking our progress with you the same time next year.

Good Boating,



Geoff Eisenberg

CEO

SEC Mail Processing
Section

APR 0 9 2010

Washington, DC
110



Dear Fellow Stockholders:

You are cordially invited to attend the 2010 Annual Meeting of Stockholders of West Marine, Inc. to be held at our company support center, 500 Westridge Drive, Watsonville, California, on Thursday, May 20, 2010 at 10:30 a.m., Pacific time ("Annual Meeting").

We are pleased to be using the Securities and Exchange Commission's "E-Proxy Rules" known as the "Notice and Access Option." We believe the E-Proxy process will expedite your receipt of our 2010 Proxy Statement and our 2009 Annual Report on Form 10-K (collectively, "Proxy Materials"), lower our printing and delivery costs, and help reduce our impact on the environment. Under the new procedures, instead of mailing a printed copy of our Proxy Materials to each of our stockholders, we are now furnishing these Proxy Materials on the Internet. Accordingly, you will receive only a one-page, double-sided notice (the "Notice"), being mailed to stockholders on April 8, 2010, regarding the Internet availability of our Proxy Materials. The Notice and Proxy Materials explain the matters indicated below to be voted on at our 2010 Annual Meeting and provide you with instructions for accessing the Proxy Materials, and for voting in person, via the Internet or by phone. This Notice also provides information on how you may obtain paper copies of our Proxy Materials free of charge, if you so choose. Please read the Notice so you will be informed about the business to come before the meeting. Your vote is important to us.

On behalf of the Board of Directors, I urge you take advantage of our Internet or telephone voting system as soon as possible, even if you plan to attend the Annual Meeting. Following are the proposals to be voted upon at the Annual Meeting:

(1) To elect six directors;

(2) To ratify the selection of Grant Thornton LLP, independent registered public accounting firm, as the independent auditors for the fiscal year ending January 1, 2011; and

(3) To transact such other business as may properly come before the Annual Meeting.

Our Board of Directors recommends that you vote "FOR" each of the proposals.

Sincerely,

Randy

Randolph K. Repass
Chairman of the Board

Watsonville, California
April 8, 2010

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500 Westridge Drive
Watsonville, California 95076-4100
(831) 728-2700

PROXY STATEMENT

2010 Annual Meeting of Stockholders

Notice of Electronic Availability of Proxy Statement and Annual Report on Form 10-K.

As permitted by rules adopted by the Securities and Exchange Commission, we are making this Proxy Statement and our Annual Report on Form 10-K for the year ended January 2, 2010 (collectively, "Proxy Materials") available to our stockholders electronically via the Internet. On April 8, 2010, we mailed to our stockholders a Notice of Annual Meeting of Stockholders and Important Notice Regarding the Internet Availability of Proxy Materials ("Notice") containing instructions on how to access these Proxy Materials and vote over the Internet or by phone. Stockholders as of the record date for this year's annual meeting should receive a Notice by mail and will not receive a printed copy of the Proxy Materials in the mail. If you would like to receive a printed copy of our Proxy Materials, instructions for ordering paper delivery of these Proxy Materials at no charge can be submitted via telephone, Internet or email in accordance with the instructions contained in the Notice.

Solicitation and Revocability of Proxies

Our Board of Directors ("Board" or each member individually, a "Director") is furnishing this Proxy Statement to solicit proxies to be used at our Annual Meeting of Stockholders to be held on May 20, 2010 ("Annual Meeting"), at the time and place and for the purposes set forth in the Notice, and at any adjournment of the meeting. The Proxy Materials were first available for our stockholders to access online at www.envisionreports.com/wmar on April 8, 2010.

Each valid proxy received in time will be voted at the Annual Meeting in accordance with the choice specified, if any. Valid proxies include all properly executed written proxy cards and all properly completed proxies voted by telephone or over the Internet pursuant to this solicitation that were not later timely revoked. All proxies received that are executed but not voted will be voted as recommended by the Board.

Any proxy duly given pursuant to this solicitation may be revoked by you in accordance with the following procedures, at any time prior to the voting of the proxy at the Annual Meeting or any adjournment thereof. A proxy may be revoked (i) by written notice delivered to the Secretary of West Marine stating that the proxy is revoked, (ii) by a later dated proxy signed by the same person who signed the earlier proxy and delivered to the Secretary of West Marine, (iii) by using the telephone or Internet voting procedures before 11:00 p.m., Pacific Time, on May 19, 2010, or (iv) if you are the record holder of your shares, by attendance at the Annual Meeting and voting in person. Attendance at the Annual Meeting will not in and of itself constitute a revocation of a proxy.

Purposes of the Annual Meeting

Our Annual Meeting will consider important matters outlined in the Notice. We are providing the Proxy Materials to you in connection with the solicitation of proxies by our Board. Our Board asks that you authorize your proxies to vote as the Board recommends.

Voting by Proxy

You may vote your shares in one of the following ways: (1) if you are the record holder of your shares, in person at the Annual Meeting; (2) if you requested and received your Proxy Materials by mail, you may vote by completing, signing and returning your proxy card to us in the postage-paid envelope provided with the Proxy Materials; (3) by voting electronically using a touch-tone telephone 800-652-8683; or (4) by using the Internet to vote your shares at www.envisionreports.com/wmar. If you vote over the Internet, you may incur costs such as telephone and Internet access charges for which you will be responsible. If you choose to use the Internet or telephone to vote, you must do so by 11:00 p.m., Pacific time, on May 19, 2010, the day before our Annual Meeting takes place.

Delaware law permits electronically transmitted proxies, provided that each such proxy contains, or is submitted with, information from which the inspector of election can determine that such proxy was authorized by the stockholder. The voting procedures available to registered stockholders for the Annual Meeting are designed to authenticate each stockholder by use of a control number, to allow stockholders to vote their shares, and to confirm that their instructions have been properly recorded.

If you choose to vote by mail, you may vote by completing and signing the proxy card that you requested and promptly mailing it. The shares you own will be voted according to the instructions on the proxy card you mail. If you sign and return the proxy card, but do not give any instructions on a particular matter described in this Proxy Statement, the shares you own will be voted in accordance with the recommendations of our Board. If you choose to vote by mail, your vote must be received by 10:00 a.m., Pacific time, on May 20, 2010.

If the shares you own are held in "street name" by a bank or brokerage firm, your bank or brokerage firm, as the record holder of your shares, is required to vote your shares according to your instructions. In order to vote your shares, you will need to follow the directions your bank or brokerage firm provides you. Many banks and brokerage firms also offer the option of voting over the Internet or by telephone, instructions for which would be provided by your bank or brokerage firm on your vote instruction form.

Voting Securities

Only stockholders of record on our books as of the close of business on March 22, 2010, which has been fixed as the record date in accordance with our bylaws, will be entitled to vote at the Annual Meeting.

As of the close of business on March 22, 2010, there were outstanding 22,350,829 shares of our common stock, each share of which is entitled to one vote. The presence at the Annual Meeting in person or by proxy of holders of a majority of the issued and outstanding shares of common stock will constitute a quorum for the transaction of business at the meeting or any adjournment thereof, unless notice of the adjournment provides otherwise in accordance with our bylaws. Of the shares present at the Annual Meeting, in person or by proxy, and entitled to vote, the affirmative vote of the majority is required for the election of Directors and to ratify the selection of our independent registered public accounting firm for the fiscal year ending January 1, 2011 ("fiscal year 2010").

Votes cast in person or by proxy at the Annual Meeting will be tabulated by the election inspector appointed for the meeting, and the election inspector will determine whether or not a quorum is present. For purposes of determining the presence of a quorum, the election inspector will treat abstentions and broker non-votes as shares that are present and entitled to vote.

If you are a beneficial owner and hold your shares in "street name" through a broker and do not return the voting instruction card, or otherwise do not instruct the broker with respect to a particular proposal, the broker or other nominee will determine if it has the discretionary authority to vote on a particular proposal. Under applicable rules, brokers have the discretion to vote on routine matters, such as the ratification of the selection of accounting

firms, but do not have discretion to vote on non-routine matters, including the election of directors. Accordingly, a broker non-vote occurs if the broker has indicated on the proxy card that it does not have discretionary authority to vote on a particular proposal.

With respect to the election of Directors, you may vote "For" or "Withhold" your vote with respect to each nominee. If you "Withhold" your vote, it will be counted as a vote against the nominee. For all other proposals, you may indicate "For," "Against" or "Abstain." An abstention will have the effect of a vote against the applicable proposal. Similarly, if a broker indicates on the proxy that it does not have discretionary authority to vote on a particular matter, such broker non-vote will have the same effect as a vote against the applicable proposal or, in the case of the election of Directors, as a vote against each nominee for Director.

Please note that this year the rules regarding how brokers may vote your shares have changed. Brokers may no longer vote your shares on the election of directors in the absence of your specific instructions as to how to vote so we encourage you to provide instructions to your broker regarding the voting of your shares.

ELECTION OF DIRECTORS

(Proposal No. 1)

Six Directors are to be elected at the Annual Meeting to hold office until the 2011 Annual Meeting of Stockholders or until their respective successors shall have been elected and qualified. The persons named below are nominees for election, and each of the nominees is currently a Director. The persons named as proxies intend (unless authority is withheld) to vote for the election of all the nominees as Directors.

The Board of Directors has no reason to believe that any nominee for Director would be unable or unwilling to serve as a Director. If at the time of the Annual Meeting, or any adjournment thereof, any nominee is unable or unwilling to serve as a Director of West Marine, the persons named in the proxy intend to vote for such substitute nominee as may be nominated by the Governance and Compensation Committee and approved by the Board of Directors or as otherwise directed by the Board of Directors, unless directed by the proxy to do otherwise.

THE BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" THE ELECTION OF EACH OF THE NOMINEES.

Under our bylaws, the Board has the authority to determine the size of the Board and to fill vacancies. Currently, our Board is comprised of eight Directors, one of whom is our Chief Executive Officer. However, two independent directors, Dr. Sweeney and Mr. Westerfield, each have declined to stand for re-election at our Annual Meeting. Consequently, on March 30, 2010, the Board voted to reduce its size to six Directors, to be effective as of the date of the Annual Meeting. As a result, there will be no vacancies on the Board.

The company requires its Directors to possess the experience and skills necessary to oversee the management of the company in the interest of the company and its stockholders. Our Board will consider for nomination candidates who: have embodied integrity and ethical conduct in their personal and professional lives; have demonstrated the exercise of good business judgment; are able and willing to devote the necessary amount of time to our affairs, including attendance at Board meetings, Board committee meetings and annual stockholder meetings; and are committed to overseeing and fostering sound, long-term growth. When considering a current Director for re-nomination as a director, the Board will consider, among other factors, the attendance, preparedness, participation and candor of the individual, as well as the individual's recent service as a Director in light of the above-mentioned criteria. Each of the nominees discussed below is an incumbent Director recommended for re-election by our Governance and Compensation Committee, and our Board believes that these current Directors meet the foregoing criteria and effectively serve the company. The description of each nominee set forth below includes biographical information, including their occupations, employment history, and directorships in certain companies, and highlights the specific experience and background of each nominee that led the Board to conclude each Director should continue to serve on the Board.

Nominees for Director	Business Experience During Past Five Years and Other Information
Randolph K. Repass	Mr. Repass, 67, has served as Chairman of the Board of West Marine since its founding in 1968. He also has served as Chief Executive Officer, from 1968 to April 1995 and from July 1998 to November 1998, and as President, from 1968 to 1990 and from August 1993 to March 1994. Mr. Repass served as a member of the board of New England Ropes, Inc. until June 30, 2007. He also has served as a director and President of Sail America, the sailing industry association, and as a director of the National Marine Manufacturers Association. Mr. Repass' boating background includes sailboat racing and cruising on sail and power boats. Mr. Repass, as the founder of West Marine and one of its major stockholders, defines the company and its mission statement and values. He is being re-nominated as a Director because his vision, knowledge of the industry, understanding of the business and our customers needs, combined with his strategic insight, are invaluable in guiding our Board and management in realizing our mission and enhancing value for all of our stockholders.
Geoffrey A. Eisenberg	Mr. Eisenberg, 57, has served as a Director of West Marine since 1977 and was appointed its Chief Executive Officer and President in December 2007. Mr. Eisenberg also served West Marine in numerous senior executive positions from 1976 until 1994, giving him a broad perspective and an in-depth understanding of most areas of the organization. From January 1995 to December 2000, Mr. Eisenberg served as a senior consultant to West Marine. From December 2000 until December 2007, Mr. Eisenberg was a part-time, on-call employee of West Marine, available for special projects. Mr. Eisenberg served as Chief Executive Officer of Salz Leathers Inc. from December 2000 until December 2007 and, from 1997 until 2000, he served as Chief Executive Officer of Greenhorn Creek Associates, a real estate and golf development company. Prior to his appointment as West Marine's Chief Executive Officer and President, Mr. Eisenberg was a consultant and advisor to a number of companies, specializing in chief executive officer training and professional management development. Mr. Eisenberg is a member of the Advisory Board of the Retail Management Institute at Santa Clara University. Mr. Eisenberg's most recent directorships included serving on the board of directors of LiveOps Inc., a privately-held tele-services company, until the end of July 2008, and Logispring Investments, a supply chain venture capital investment company, until January 2010. An experienced sailor, Mr. Eisenberg has substantial experience in both local and long-distance ocean racing and cruising. Mr. Eisenberg is being re-nominated as a Director because, among his other qualifications and in addition to being our Chief Executive Officer, Mr. Eisenberg's extensive career with West Marine and his consulting work in professional management, adds unique experience and insight into all areas of our operations, including strategic business development, expertise in the boating industry and customer service, as well as professional development and demonstrated leadership skills.

David McComas

Mr. McComas, 67, has served as a Director of West Marine since 1996, is a member of the Governance and Compensation Committee and also serves as the presiding independent director. Mr. McComas served as President and Chief Executive Officer from July 2001, and as Chairman from January 2004, of Eye Care Centers of America, Inc., until his retirement on December 31, 2007. Mr. McComas also had served as its President and Chief Operating Officer from July 1998 to July 2001. From June 1991 to July 1998, Mr. McComas served as Western Region President and Corporate Vice President and held several other senior management positions with Circuit City Stores, Inc. Mr. McComas has been a boater since acquiring his first boat when he was 12 years old and his boating background includes cruising on sail and power boats. As an avid fisherman, he has participated in various saltwater bill fishing tournaments over the years on both the east and west coasts. Mr. McComas is being re-nominated as a Director because, among his other qualifications, he has demonstrated experience in a high-growth, multi-product retailer, including sales, marketing and merchandising expertise, which makes him a valuable contributor in all operational risks and strategies facing the company, and in executive compensation and leadership development.

Barbara L. Rambo

Ms. Rambo, 57, has served as a Director of West Marine since November 2009 and is a member of the Audit Committee and Governance and Compensation Committee. Prior to becoming a Director, Ms. Rambo served as a consultant to the Board from September 2008 to November 2009. In addition to serving on the Board, Ms. Rambo currently serves as a director, the chair of the finance committee and member of the compensation, executive, and nominating and governance committees of PG&E Corporation, as a director and member of the executive committee of Pacific Gas and Electric Company, as a director and member of the compensation and audit committees of UnionBanCal Corporation, and as a director and member of the compensation committee of International Rectifier Corporation, each of which is a public reporting company. Ms. Rambo was previously a director and member of the audit and executive compensation committees of Gymboree Corporation, a public reporting company, from 1995 to 2007. Ms. Rambo is Chief Executive Officer of Taconic Management Services, a management consulting and services company, and has held that position since October 2009. She has held numerous executive leadership positions in the financial services and technology sectors, and has developed skills in corporate finance, capital markets, sales and marketing, operations and executive management. Prior to joining Taconic Management Services, Ms. Rambo served as Vice Chair of Nietech Corporation, a payments technology company, from October 2006 to October 2009, and as President and Chief Executive Officer of Nietech Corporation from November 2002 until October 2006. She served as Chairman and Chief Executive Officer of OpenClose Technologies, a financial services technology company, from July 2001 to December 2001 and from January 2000 to June 2001, respectively. Ms. Rambo also served as Group Executive Vice President and head of commercial banking of Bank of America from 1993 to 1998 and held various positions of responsibility with the Bank since 1974. She is a sculler and sails in San Francisco and the Caribbean. Ms. Rambo is being re-nominated as a Director because of the depth of her experience as an executive with companies in the financial services and technology sectors and her experience on other public company boards, which provides us with insight into the banking industry, strategic business development, executive compensation, leadership development and corporate governance practices.

Alice M. Richter

Ms. Richter, 56, has served as a Director of West Marine since 2005 and chair of the Audit Committee. Ms. Richter was a certified public accountant with KPMG LLP for 26 years, until her retirement in June 2001. Ms. Richter joined KPMG's Minneapolis office in 1975 and was admitted to the KPMG partnership in 1987. During her tenure at KPMG, she served as the National Industry Director of KPMG's U.S. Food and Beverage practice and also served as a member of the Board of Trustees of the KPMG Foundation from 1991 to 2001. Ms. Richter also serves on the board of directors of: G&K Services, Inc., a public reporting company, where she is chair of the audit committee; BlueStem Brands, Inc. (formerly Fingerhut Direct Marketing, Inc.), a privately-held company, which she joined in 2007 and serves as chair of the audit committee; and Thrivent Financial for Lutherans, a non-profit financial services membership organization, which she joined in 2007 and serves as a member of the human resources and executive compensation committee and chair of the technology committee. As an avid water skier, she is never far from a boat. Ms. Richter is being re-nominated as a Director because with her long career in public accounting and expertise in the accounting and finance areas, including a client-base in the retail industry, her experience in international operations, her service on other public company boards, and her expertise in the accounting and finance areas, she possesses a keen understanding of complex financial accounting issues which provides the Board with an overall business and financial leadership perspective.

Peter Roy

Mr. Roy, 53, has served as a Director of West Marine since 2001 and is a member of the Audit Committee. Mr. Roy is an entrepreneur and business advisor to companies in the healthy lifestyle industry. From 1993 to 1998, Mr. Roy served as President of Whole Foods Market, Inc., a natural food products retailer, and for five years prior to that served as its President of its West Coast region. Mr. Roy also is a director of Applegate Farms, a privately-held company, and United Natural Foods, Inc., a public reporting company, where he is also a member of the compensation and finance committees. Mr. Roy is a strategic advisor to North Castle Partners, a private equity fund, and was formerly Chairman of the National Outdoor Leadership School, a non-profit wilderness education school. He is a life-long boater having grown up on the marshes of southern Louisiana. He currently lives on the Inter-coastal waterway in South Carolina with a boat always nearby. Mr. Roy is being re-nominated as a Director because we value his entrepreneurial viewpoint, and his experience as the President of Whole Foods Market allows him to provide us essential insight and guidance into the day-to-day operations of a fast-growing retailer. In addition, his experience in the healthy lifestyle industry helps the Board maintain its focus on our core values, including our sustainability goals.

Board of Directors and Committees

During fiscal year 2009, the Board of Directors held four regular meetings and 10 special meetings. The Board has an Audit Committee and a Governance and Compensation Committee. Each Director attended at least 86% of the total number of meetings of the Board and meetings of the committees on which each Director served during fiscal year 2009. The nominating functions are performed by the Governance and Compensation Committee.

The Board has affirmatively determined that Mmes. Richter and Rambo and Messrs. McComas and Roy are independent Directors, as defined by the NASDAQ Stock Market rules.

Each Director is expected to attend and participate in, either in person or by means of telephonic conference, all scheduled Board meetings and meetings of committees on which such Director is a member, unless attendance is excused due to unavoidable conflict, illness or other valid excuse. All members of the Board attended last year's Annual Meeting, and members of the Board are encouraged to attend the Annual Meeting each year.

Stockholder Communications

West Marine has developed the following policy statements: *Internal Process for Handling Communications to Directors (Non-Audit Committee)* and *Internal Process for Handling Communications to the Audit Committee*. These policy statements describe West Marine's process for collecting, organizing and relaying communications from its associates, stockholders and other interested parties to members of the Board or members of the Board's standing committees. Such communications can be sent by writing to the following address:

West Marine, Inc.
c/o Secretary
500 Westridge Drive
Watsonville, California 95076

Stockholders and other interested parties also may email members of the Board at bod@westmarine.com.

As described in the director communication policy statements, the company's Secretary will summarize all correspondence received and periodically forward summaries to the Board. Members of the Board may at any time request copies of any such correspondence. Communications may be addressed to the attention of the Board, a standing committee of the Board, or any individual member of the Board or a committee. Communication that is primarily commercial in nature or relates to an improper or irrelevant topic may be filtered out and disregarded (without providing a copy to the Directors or advising them of the communication), or may otherwise be handled in the Secretary's discretion. Additionally, the Secretary may handle routine business communications and will provide a copy of the original communication to the Chairman of the Board (or to the presiding independent Director, or to the chair of the appropriate Board committee) and advise such Director of any action taken.

Our associates, stockholders and other interested parties may report any concerns about company activities, including concerns regarding accounting, internal controls over financial reporting or auditing matters, violations of any rule or regulation of the Securities and Exchange Commission or any provision of federal law relating to fraud against stockholders, and violations of matters covered by our Code of Ethics, to our General Counsel. Alternatively, such concerns may be reported anonymously through the "Network Hotline" by calling 1-800-241-5689. A summary report regarding any such matters will be delivered to the Audit Committee and handled in accordance with procedures established by the Audit Committee with respect to such matters. A copy of each director communication policy statement is available on our website at http://www.westmarine.com/ under "Investor Relations," or a printed copy can be obtained by writing to the Secretary, West Marine, Inc., 500 Westridge Drive, Watsonville, California 95076.

Code of Ethics

West Marine has a Code of Ethics that covers all associates, officers and Directors and includes provisions regarding proper business conduct and ethics ranging from restrictions on gifts, compliance with applicable law and avoidance of conflicts of interest, and a separate Code of Ethics for Senior Financial Officers (which covers our Chief Executive Officer, Chief Financial Officer, Operations Controller, Financial Controller and other associates performing similar functions). Each code is reviewed at least annually by the Board to assess the adequacy of their respective provisions and compliance with regulations. A copy of each code is available on our website at http://www.westmarine.com/ under "Investor Relations," or a printed copy can be obtained by writing to the Secretary, West Marine, Inc., 500 Westridge Drive, Watsonville, California 95076.

Governance Principles and Practices

West Marine has long believed that good governance is important to ensure that the company is managed for the long-term benefit of its stockholders. Over the years, our company has had in place good business practices designed to support this commitment and to maintain the highest level of governance. Management and the Board periodically review our governance policies and practices, monitoring changes in the law and developments in this area by various authorities active in governance. The following sets forth our governance principles and practices:

- *Board of Directors*:
  - The number of current Directors is eight, consisting of six independent Directors, our Chairman of the Board, who is a non-management Director, and our Chief Executive Officer. Two independent directors, Dr. Sweeney and Mr. Westerfield, will not be standing for re-election. As a result, after the Annual Meeting, the Board size will be reduced and be comprised of six members, of which four are independent Directors;
  - Terms in office for all Directors are set at one year, rather than staggered;
  - Performance of the Board (and each of its committees) is reviewed regularly, with oversight by the Governance and Compensation Committee;
  - In lieu of a mandatory age or term limit, Directors submit a letter of resignation for review by the Governance and Compensation Committee and the Chairman of the Board in connection with the evaluation of Board and committee performance;
  - Our Governance and Compensation Committee has established guidelines for new Director nominees;
  - A procedure exists for stockholder nominations of Directors;
  - Written director communication policy statements exist for communication to Directors by stockholders, associates and other interested parties;
  - A procedure exists for determining the "independence" of Director nominees;
  - A procedure exists for determining whether Audit Committee members are "financial experts" under Securities and Exchange Commission rules and "financially sophisticated" under NASDAQ rules;
  - Non-management Directors regularly hold executive sessions separate from management;
  - Members of the Board may not serve as directors for more than four public companies; our Chief Executive Officer does not serve on the board of any other public company;
  - All Directors attend scheduled board, committee, and annual meetings of stockholders, except where the failure to attend is due to an unavoidable conflict, illness or other valid excuse;
  - Our bylaws (i) do not contain "poison pill" provisions, and (ii) do contain provisions for a simple majority stockholder vote for election of our Board of Directors, for charter or bylaw amendments and for special meetings called by, and action to be taken by written consent of, stockholders;
  - Directors must submit a letter of resignation upon a job change;
  - No provisions exist for retirement plans for Directors, and the company offers no pension plans for Director participation; and
  - A new director orientation program exists for each new individual joining our Board which outlines the role and responsibilities of the Board and the company's operations, and as part of this orientation, new Directors have opportunities to meet with our management team.
- *Leadership of the Board*:
  - By policy, the positions of Chairman and of Chief Executive Officer are held by two different persons;
  - The Board has determined that having separate persons filling the role of Chairman and Chief Executive Officer best fulfills the Board's duties and responsibilities with respect to oversight of our management and the direction and operations of the company. In addition, the Board feels that our current Chairman, Mr. Repass, as our founder and having previously served as our Chief Executive Officer, has the experience and familiarity with West Marine and the boating industry generally to effectively serve the Board and the company in his leadership role with the Board; and

- One of our independent Directors serves as the "presiding independent director" who sets the agenda for and leads executive sessions of the independent Directors, serves as a liaison between the Chairman and the independent Directors, has the authority to call meetings of the independent Directors, presides over other matters as directed by the Board, and is available for consultation and direct communication with our major stockholders.

- *Committees of the Board of Directors*:
  - Each committee of the Board of Directors has a governing charter, each of which is subject to review on an annual basis. The Audit Committee charter, revised by the Audit Committee and ratified by the Board of Directors in November 2009, and the Governance and Compensation Committee charter, reviewed by the Governance and Compensation Committee and ratified by the Board of Directors in November 2009, are available on our website at http://www.westmarine.com/ under the "Corporate Governance" section of our "Investor Relations" page;
  - Our independent registered public accounting firm, Grant Thornton LLP, reports directly to the Audit Committee;
  - Our Audit Committee's appointment of our independent auditors is ratified by our stockholders;
  - Our Board of Directors and its committees meet at least quarterly;
  - Our Audit Committee chair is a "financial expert";
  - Both standing committees of the Board of Directors are comprised solely of independent Directors;
  - No interlocks exist between Governance and Compensation Committee members or between such members and any of our executive officers; and
  - Our Audit Committee meets with management and our independent auditors prior to the filing of officers' certifications with the Securities and Exchange Commission to receive information concerning, among other things, any significant deficiencies in the design or operation of internal control over financial reporting.

- *Ethics and Governance*:
  - A Code of Ethics for all officers, Directors and associates and a separate Code of Ethics for Senior Financial Officers are posted on our website;
  - Governance Principles which outline our governance practices, including the role and responsibilities of the Board, are posted on our website;
  - Our Audit Committee reviews and approves all related party transactions with our Directors and our executive officers (i.e., our Chief Executive Officer, our Chief Financial Officer, our Executive Vice President of Stores and Port Supply and our Executive Vice President of Merchandising, each of whom is named in the Summary Compensation Table below and collectively are referred to as our "Named Executive Officers");
  - Loans from the company are prohibited to our Directors, Named Executive Officers and all vice presidents (all vice presidents, collectively with our Named Executive Officers, are referred to as our "Executives");
  - Audit and non-audit services to be performed by our independent auditors must be pre-approved by the Audit Committee; in this regard, our Audit Committee considers the appropriate ratio between the total amount of fees for audit, audit-related and tax services and the total amount of fees for certain permissible non-audit services, classified as all other services, to ensure that non-audit fees paid to the independent auditor are not excessive; and
  - Our "Whistleblower Policy and Procedures" relating to corporate reporting and disclosure, accounting and auditing controls and procedures, securities compliance, violation of company policies, violation of laws and other matters pertaining to fraud against stockholders is posted on our website. This policy provides for anonymous reporting procedures available for use by our

associates and others through a hotline operated by a third party and procedures through which any such reporting is forwarded to the Audit Committee.

- *Compensation, Stock Ownership and Succession Planning*:
  - Comparable compensation analysis is performed periodically for our Directors and Executives, including the retention of outside consultants for such analysis as necessary;
  - Our Governance and Compensation Committee, in conjunction with the full Board, annually reviews the performance of our Chief Executive Officer;
  - Our Governance and Compensation Committee oversees the compensation process for our Executives, including the establishment of pre-determined goals for bonus awards to Executives;
  - Our Board periodically evaluates and approves succession planning for certain Executives;
  - Stock ownership guidelines exist for our Executives at the senior vice president-level and above;
  - Annual performance evaluations for all of our associates, including our Executives, are a factor in determining both retention and annual compensation;
  - Except for the Chief Executive Officer's agreement, no Executive's agreement reflects severance benefits in the event of a change in control;
  - Our Executives are not provided multi-year guarantees for salary increases, bonuses or equity compensation, excessive perquisites, excessive severance benefits or payouts for "performance terminations";
  - The base salary of our Chief Executive Officer is less than one and one-half (1-1/2) times that of our next highest paid Named Executive Officers, and thus there is no excessive differential in compensation;
  - Stock ownership guidelines exist for our independent Directors;
  - Directors receive a portion of their compensation as common stock, including stock options and restricted stock grants;
  - We provide broad-based equity award grants to all associates at a manager-level and above, and the size of each award is commensurate with the associate's position;
  - Our Equity Incentive Plan: (1) requires the approval of the stockholders prior to the re-pricing of any stock option or other award grants; (2) clarifies that the automatic annual grant of awards to independent Directors is subject to the overall share limitation under the Equity Incentive Plan; (3) limits the term of exercisable award grants to five years; (4) requires that equity awards be granted at 100% of the fair market value on the grant date (i.e., without discount); and (5) establishes a "fungible share pool design" in which "full value" award types (e.g., restricted stock) count as more than one share against the total number of shares that may be issued under the Equity Incentive Plan, while stock options and SARs would count as one share; and
  - Posted on our website is an "Equity Award Grant Policy" which memorializes our policies and procedures for equity award grants to our associates and independent Directors. This policy also prohibits stock option backdating and creates a fixed grant schedule, including the award of "off-cycle" (e.g., due to promotions) equity grants only after our release of material non-public information.
- *Risk Management.* Our management is responsible for assessing and managing the company's risk profile, and our Board oversees and reviews certain aspects of our risk management efforts as follows:
  - Management periodically performs an enterprise risk assessment designed to assist in the identification, assessment and monitoring of high risk areas to the company, including financial, operating, and compliance risk;
  - Management has formed several steering committees (including a real estate steering committee and a capital expenditure steering committee) and has established a number of policies (including a delegation of authority policy and a contract review and signing authority policy) which provide

proper levels of review and control of expenditures designed to safeguard company assets, to minimize risks and to ensure the appropriate segregation of duties;

- Annually, our Board reviews the company's strategic business plans, which includes evaluating the objectives of and risks associated with these plans (e.g., competitive, industry, economic, financial, and other operating risks); and

- While the Board has ultimate responsibility for risk oversight, the committees of the Board assist the Board in fulfilling its oversight responsibilities in certain areas of risk:

    - Our Audit Committee focuses on financial risk exposures, including credit and liquidity risks and our internal control over financial reporting, and discusses with management and our independent registered public accounting firm our policies with respect to risk assessment and risk management, including the risk of fraud. Our Audit Committee also assists the Board in fulfilling its duties and oversight responsibilities relating to any related party transactions as well as to our compliance and ethics programs by its administration of our "Whistleblower Policy and Procedures"; and

    - Our Governance and Compensation Committee assists the Board in fulfilling its oversight responsibilities with respect to the management of risks arising from our compensation policies and programs.

- *Other*:
    - Our insider trading policy establishes trade pre-clearance requirements for Directors, officers and other key associates, and procedures for compliance with the electronic reporting requirements of the Securities and Exchange Commission;
    - A "disclosure committee" comprised of certain Executives and other management-level associates assists our Chief Executive Officer and our Chief Financial Officer in the design, development, implementation and maintenance of our internal control over financial reporting and disclosure controls and procedures, which are designed to ensure that information required to be disclosed in the reports that we file with or submit to the Securities and Exchange Commission is recorded, processed, summarized and reported on a timely basis;
    - Our Regulation FD policy, which is posted on our website, is designed to ensure the fair and timely public disclosure of material information about West Marine;
    - A corporate governance section of our website provides investors with current information, which includes a link to real time filings with the Securities and Exchange Commission and the ability for investors and other interested parties to receive automatic email notification of all such filings;
    - Our Board and its committees have the clear ability to hire their own advisors as they deem necessary; and
    - A number of our Directors attend continuing education programs.

Our Governance Principles, which cover areas such as Director responsibilities and qualifications, management leadership and succession and Board access to management, is available on our website, at http://www.westmarine.com/ under "Investor Relations," or a printed copy can be obtained by writing to the Secretary, West Marine, Inc., 500 Westridge Drive, Watsonville, California 95076.

Audit Committee

The members of our Audit Committee during 2009 were Alice Richter, William Westerfield, Peter Roy and Barbara Rambo (who was appointed to the Board and the Audit Committee effective November 11, 2009). Each member of the Audit Committee is independent, as defined under the NASDAQ Stock Market rules and Section 10A(m)(3) of the Securities Exchange Act of 1934. The Board of Directors determined that Ms. Richter and Mr. Westerfield each qualified as an audit committee financial expert, as defined by Securities and Exchange Commission rules. The Audit Committee held 14 meetings during fiscal year 2009.

Our Audit Committee is responsible for providing general oversight and monitoring the quality of the company's accounting, financial reporting and internal control functions. In addition, our Audit Committee is responsible for reviewing the qualifications and the independence of our independent auditors, reviewing the plan for and results of the auditing engagement, and monitoring the non-audit services provided to the company by our independent auditors. Our Chairman of the Board and Chief Executive Officer generally attend our Audit Committee meetings to stay abreast of Committee activities and new accounting pronouncements that may affect the company.

Our Audit Committee operates pursuant to a written charter, which the Committee reviews periodically. This charter was reviewed and updated by our Audit Committee, and ratified by our Board of Directors, in November 2009. Our Audit Committee also approved a "Whistleblower Policy and Procedures" relating to corporate reporting and disclosure, accounting and auditing controls and procedures, securities compliance, violation of company policies, violation of laws and other matters pertaining to fraud against Stockholders and last reviewed this policy in November 2009. This policy provides for anonymous reporting procedures available for use by our associates and others through a hotline operated by a third party, and procedures through which any such reporting is forwarded to the Audit Committee, and prohibits any retaliation for any complaints reported in good faith. A copy of our Audit Committee charter, our Whistleblower Policy and Procedures and our director communication policy statements are available on West Marine's website at http://www.westmarine.com/ under "Investor Relations," or a printed copy of each of these policies can be obtained by writing to the Secretary, West Marine, Inc., 500 Westridge Drive, Watsonville, California 95076.

Pursuant to the auditor independence policy adopted by our Audit Committee, we may engage our independent auditors to provide audit and permissible non-audit services that have been approved by our Audit Committee. We will not engage our independent auditors to perform any services for West Marine or any of its subsidiaries without the prior approval of our Audit Committee. In addition, our independent auditors will not be engaged to provide any service if the provision of such service to West Marine or any of its subsidiaries would cause the Securities and Exchange Commission or the NASDAQ Global Market to no longer consider our independent auditors to be "independent" or if such engagement would otherwise cause West Marine or any of its subsidiaries to violate any other applicable laws, regulations or policies. Our Audit Committee has designated our Chief Financial Officer to monitor the performance of all services provided by our independent auditor and to determine whether such services are in compliance with the policy. Our Chief Financial Officer will report promptly to our Audit Committee Chair any non-compliance (or attempted non-compliance) with this policy of which our Chief Financial Officer becomes aware.

Our Audit Committee pre-approves services and fees related to audit and permitted non-audit services, with monetary limits on each service, before the services are rendered. Ms. Richter has been delegated the authority, as necessary and appropriate between regularly scheduled Audit Committee meetings, to pre-approve additional services or increases in previously approved monetary limits for such services, provided that such services would not impair the independence of the auditor, that fees relative to such services do not exceed $50,000 per project and that Ms. Richter report any such interim approvals to our Audit Committee at the next regularly scheduled meeting.

Principal Accounting Firm Fees

The following table summarizes the fees of Deloitte and Touche LLP, our former independent registered public accounting firm, which were billed to us for our fiscal year ended January 3, 2009, and for Grant Thornton LLP, our current independent registered public accounting firm, which were billed to us for our fiscal year ended January 2, 2010.

(in thousands)	Fiscal Year 2009 Grant Thornton LLP	Fiscal Year 2008 Deloitte & Touche LLP
Audit Fees	$ 601	$ 1,082
Audit-Related Fees[1]	2	37
Tax Fees [2]	-0-	17
All Other Fees	-0-	-0-

(1) Includes fees primarily related to statutory audits in fiscal years 2009 and 2008.
(2) Includes fees for tax advice and tax return assistance in fiscal years 2009 and 2008.

Our Audit Committee considered whether the provision of the services covered under the captions "Audit-Related Fees" and "Tax Fees" above is compatible with maintaining Grant Thornton LLP's independence, and no services were rendered pursuant to the pre-approval exception provided in Rule 2-01(c)(7)(i)(C) of Regulation S-X.

Change in Independent Registered Public Accounting Firm

On August 12, 2009, our Audit Committee dismissed Deloitte & Touche LLP ("D&T") as our independent registered public accounting firm.

D&T's audit report on our consolidated financial statements for our fiscal years ended January 3, 2009 and December 29, 2007 did not contain an adverse opinion or a disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles, except that D&T's audit report contains an explanatory paragraph related to our adoption of Statement of Financial Accounting Standards Board Interpretation No. 48 on December 31, 2006. Additionally, D&T's audit report expressed an adverse opinion on the effectiveness of our internal control over financial reporting as of December 29, 2007 because of material weaknesses, as discussed below.

During the fiscal years ended January 3, 2009 and December 29, 2007, and in the subsequent interim period through August 12, 2009, there were no disagreements between the company and D&T on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to the satisfaction of D&T, would have caused D&T to make reference to the subject matter of the disagreement in connection with its reports on the company's consolidated financial statements for such periods.

During our fiscal years ended January 3, 2009 ("fiscal 2008") and December 29, 2007 ("fiscal 2007") and through August 12, 2009, there was one reportable event (as defined in Item 304(a)(1)(v) of Regulation S-K). In fiscal 2007 and fiscal 2008, the Audit Committee discussed with D&T the existence of two material weaknesses in our internal control over financial reporting of (1) our failing to maintain sufficient accounting resources with adequate training in the application of accounting principles generally accepted in the United States of America commensurate with its financial reporting requirements and the complexity of our operations and transactions, and (2) our monitoring and oversight controls over the preparation of significant accounting estimates were not effective, which material weaknesses are more fully described in our annual report on Form 10-K for the year ended December 29, 2007 and quarterly reports on Form 10-Q for the periods ended March 29, June 28 and September 27, 2008, each filed with the Securities and Exchange Commission. The company has authorized D&T to respond fully to the inquiries of Grant Thornton concerning these material weaknesses. These material weaknesses were remediated in fiscal 2008.

On August 12, 2009, our Audit Committee approved the appointment of Grant Thornton LLP as our new independent registered public accounting firm to audit our financial statements for the year ended January 2, 2010. We formally engaged Grant Thornton as of August 25, 2009.

Prior to our engagement of Grant Thornton, neither we nor anyone on our behalf consulted with Grant Thornton during our two most recent fiscal years and through the date of their engagement in any manner regarding any matters described in Item 304(a)(2)(i) or Item 304(a)(2)(ii) of Regulation S-K.

Audit Committee Report

In connection with the financial statements for the fiscal year ended January 2, 2010, the Audit Committee: (i) reviewed and discussed with management and Grant Thornton LLP, our independent registered public accounting firm, the audited consolidated financial statements; (ii) discussed with Grant Thornton the matters required by the Statement on Auditing Standards No. 61, as amended (AICPA, *Professional Standards*, Vol. 1 AU section 380), as adopted by the Public Accounting Oversight Board in Rule 3200T; and (iii) received the written disclosures and the letter from the Grant Thornton required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent auditor's communications with the Audit Committee concerning independence, and discussed such matters with Grant Thornton, including their independence and the compatibility of non-audit services with such independence.

Based on these reviews and discussions, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in West Marine's Annual Report on Form 10-K for the year ended January 2, 2010, as filed with the Securities and Exchange Commission on March 17, 2010.

The Audit Committee has selected and approved the engagement of Grant Thornton LLP as West Marine's independent auditors for fiscal year 2010.

April 1, 2010

Audit Committee

Alice M. Richter, Chair
William U. Westerfield
Peter Roy
Barbara L. Rambo

The Audit Committee Report set forth above will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or under the Securities Exchange Act of 1934, except to the extent that West Marine specifically incorporates such reports by reference, and such report will not otherwise be deemed to be soliciting materials or to be filed under such Acts.

Governance and Compensation Committee

The members of our Governance and Compensation Committee during 2009 were Daniel J. Sweeney, David McComas and Barbara Rambo (who was appointed to the Board and the Governance and Compensation Committee effective November 11, 2009). Dr. Sweeney will continue to serve as the Committee's chairman until the date of the Annual Meeting. Each member of our Governance and Compensation Committee is independent, as defined under the NASDAQ Stock Market rules. Our Governance and Compensation Committee held four meetings during fiscal year 2009. Among the functions performed by our Governance and Compensation Committee are (i) recommending to, and overseeing on behalf of the Board, the compensation of our Executives and our Board, (ii) overseeing our Equity Incentive Plan, (iii) identifying and recommending Director nominees to the Board, and (iv) advising the Board on governance issues. Our Governance and Compensation Committee operates pursuant to a written charter, which is subject to annual review for compliance with new regulations. A copy of this charter, which was updated by our Governance and Compensation Committee and ratified by our Board in November 2009, is available on our website at http://www.westmarine.com under "Investor Relations," or a printed copy can be obtained by writing to the Secretary, West Marine, Inc., 500 Westridge Drive, Watsonville, California 95076.

Our Governance and Compensation Committee reviews and evaluates all stockholder proposals, including those relating to the nomination of Directors, and recommends to our full Board appropriate action on each such proposal. To date, no stockholder or group of stockholders owning more than 5% of West Marine's common stock for at least one year have put forth any Director nominees or other stockholder proposals. All potential nominees, regardless of source, are reviewed under the same process.

Directors are elected each year by our stockholders at the Annual Meeting. Our Governance and Compensation Committee is responsible for the nomination of Director candidates. Our Governance and Compensation Committee will identify individuals qualified to become Board members and recommend candidates to fill new or vacant positions. In recommending such candidates, our Governance and Compensation Committee has developed certain guidelines to assist in developing a Board and committees that are comprised of experienced and seasoned advisors. These guidelines include, but are not limited to, judgment, skill, integrity, experience with businesses and other organizations of comparable size and industry sector, the interplay of the candidate's experience with the experience of other Board members, retail and e-commerce strategic planning ability, financial literacy, boating experience, special talents or personal attributes, and the extent to which the candidate would be a desirable addition to the Board and any committees of the Board. Although our Committee does not have a formal diversity policy, it believes that diversity (including factors such as race, gender and experience) is an important factor in determining the composition of the Board.

Our Governance and Compensation Committee regularly assesses the appropriate size of the Board and whether any vacancies on the Board are anticipated. Our bylaws permit our Board to change its size and to appoint Directors between annual stockholder meetings, but such appointed Directors, if re-nominated, must stand for re-election by our stockholders at the next annual meeting. Various potential candidates for Director are then identified. Candidates may come to the attention of our Governance and Compensation Committee through current Board members, professional search firms, stockholders or other industry sources. In evaluating the candidate, our Governance and Compensation Committee will consider factors in addition to the candidate's qualifications, including the current composition of our Board, the balance of management and independent Directors, the need for Audit Committee expertise and the evaluations of other prospective nominees. Candidates are evaluated at regular or special meetings of our Governance and Compensation Committee and may be considered at any time during the year. In evaluating such candidates, our Governance and Compensation Committee seeks to achieve a balance of knowledge, experience and capability on the Board. In connection with this evaluation, our Governance and Compensation Committee determines whether to interview the prospective nominee, and if warranted, one or more members of the Governance and Compensation Committee, the Chairman of the Board, and others as appropriate, interview prospective nominees in person or by telephone. After completing this evaluation and interview, our Governance and Compensation Committee, after consultation with our Chairman, makes a recommendation to our full Board as to the persons who should be nominated by our Board, and our Board determines the nominees after considering the recommendation and report of the Governance and Compensation Committee.

There is one nominee for election to the Board this year, Barbara L. Rambo, who was appointed by our Board on November 11, 2009, but who has not previously been elected by stockholders at an annual meeting. Ms. Rambo was recommended to our Governance and Compensation Committee by Mr. Westerfield. After interviewing Ms.

Rambo and evaluating her in accordance with the guidelines and procedures described above, our Governance and Compensation Committee unanimously recommended Ms. Rambo as a Director candidate. In addition, two of our independent Directors, Daniel Sweeney and William Westerfield, have elected not to stand for re-election at our Annual Meeting. Accordingly, on March 30, 2010, our Board voted to reduce its size to six Directors, to be effective as of the date of the Annual Meeting. As a result, there will be no vacancies on the Board.

Under West Marine's Governance Principles and the respective charters of our Audit Committee and our Governance and Compensation Committee, a majority of our Directors are required to meet the applicable criteria for Director independence, and all members of our Audit Committee and Governance and Compensation Committee must meet the applicable independence criteria for membership on an audit committee, compensation committee or nominations committee (as appropriate), as established by the NASDAQ Stock Market, as well as all other independence criteria required under applicable law.

Compensation Discussion and Analysis

In the following compensation discussion and analysis, we discuss our compensation objectives, our compensation decisions and the rationale behind decisions regarding the 2009 compensation of our Named Executive Officers.

Our Compensation Program Philosophy, Objectives and Administration

Our Governance and Compensation Committee is responsible for oversight of our compensation plans for Executives and Directors to ensure that they are competitive and that they include incentives that are designed to appropriately drive our performance.

The main objective of our compensation philosophy is to provide our management team with a total compensation package that is competitive and equitable, which encourages and rewards performance based upon our operating results.

Annually, our Committee reviews and approves compensation levels and policies, including Executives' salaries, bonuses and equity awards. The level and mix of compensation are intended to:

- Attract and retain highly qualified, talented and experienced Executives with relevant retail and boating experience who are enthusiastic about our mission and culture;
- Motivate and reward Executives whose knowledge, entrepreneurial skills and performance are critical to our long-term success;
- Provide a competitive compensation package in which a significant portion of total compensation is determined by our financial operating results;
- Foster a shared commitment among the entire organization by coordinating individual and company goals; and
- Align the interests of our Executives with those of our stockholders by motivating our Executives to execute our short-term and long-term objectives to enhance stockholder value, and by rewarding them for meeting or exceeding these objectives.

We believe that our compensation program, which includes a combination of subjective determinations regarding individual compensation levels and objective measures of short-term performance and long-term results, rewards both individual and company performance, pays amounts appropriate to attract and retain key individuals necessary to grow our business, and aligns the interests of Executives with the interests of our stockholders. We evaluate our compensation programs annually and make changes as appropriate.

Our Governance and Compensation Committee has reviewed the potential effects of the various components of our compensation and benefits programs upon individual and collective behavior and, ultimately, upon our risk profile and our overall approach to risk management. Following a review of various components of our compensation and benefits programs, our Committee determined that the programs do not create incentives for

inappropriate risk-taking by any of our associates, including Executives. The same specific financial performance threshold must be met before any bonus is earned. This minimum threshold applies to all bonus-eligible associates, including Executives. The objective of a common target threshold is to promote teamwork, focus efforts on our performance and profitability, and to provide incentives to meet and exceed individual business channel contribution plans. In this way, our Chief Executive Officer and our Committee believe that our compensation programs do not create incentives with respect to individual or collective behavior that are reasonably likely to have a material adverse effect upon either our risk profile or our overall approach to risk management.

Roles and Responsibilities

Our Chairman of the Board and our Chief Executive Officer generally attend our Governance and Compensation Committee meetings, which enables the Committee to review with our Chairman and Chief Executive Officer the Company objectives and individual achievements that our Chief Executive Officer regards as important to reach our overall goals. Other Executives also may be asked to participate in discussions regarding compensation programs, to prepare proposals, gather data, and make recommendations to the Committee regarding the compensation of Executives. These recommendations may include competitive market data appropriate for measuring our Executives' performance. We do not, however, use competitive market data to target any specific compensation goals. Instead, when establishing a compensation package for a given Executive, we follow a flexible approach and make decisions based on a host of factors particular to a given Executive's situation, including our evaluation of the Executive's abilities and historic and anticipated future contributions, our experience with the competition for recruiting and retaining Executives in a given role, relative to both our industry in general and our geographic location in particular, negotiation and discussion with the particular individual, competitive survey data, internal equity considerations and other factors we deem relevant at the time.

In March of each year, our Chief Executive Officer also meets with our other Board members to review the performance of certain Executives for the prior year. In March of this year, our Board, without the Chief Executive Officer being present, also met to review the Chief Executive Officer's performance and to discuss his compensation package. In making determinations with respect to Executive compensation, our Committee considers proxy data from peer companies (as identified and discussed below), which is compiled by our Vice President of Human Resources for review by our Governance and Compensation Committee. Our Chief Executive Officer and our Vice President of Human Resources then recommend ranges of base compensation for Executives in consideration of peer group data. Using this peer group data and the range recommendations, the compensation packages, including base salaries, bonus percentages, equity awards and other compensation benefits, of our Named Executive Officers are reviewed and approved by the Governance and Compensation Committee, in consultation with the Chairman and the Board. The Committee also reviews and approves the compensation packages for our other Executives, and our Chief Executive Officer is delegated authority to set base compensation for these other Executives within the range approved by the Committee.

The Role of Outside Consultants and Comparative Compensation Data

Our Governance and Compensation Committee is authorized to retain any consultants the Committee believes are necessary or appropriate in making compensation decisions. In prior years, the Committee used the services of compensation consultants to assist in determining the appropriate level of compensation. In 2009, our Governance and Compensation Committee did not retain any outside consultants. Instead, as mentioned above, our Vice President of Human Resources gathered and provided comparable compensation data from proxy statements filed by peer companies and information contained in the annual Mercer LLC/National Retail Federation *2008 US Retail Compensation and Benefits Survey* (the "Mercer/National Retail Federation Survey") to assist our Governance and Compensation Committee in evaluating the appropriate compensation elements and levels for our Executive team. This information provides a point of reference for our Governance and Compensation Committee to compare and contrast with the salary range and bonus percentage for our Executives recommended by our Chief Executive Officer and Vice President of Human Resources, and to create an overall framework for making decisions regarding total compensation and long-term incentive compensation. Peer group data is not used to set a specific compensation percentile for our Executives. Instead, the Committee weighs this information with the Executive's level of responsibility, experience and leadership ability, historic and anticipated future contributions by the Executive, internal equity considerations and other factors in approving the Executive's level of compensation.

Our Governance and Compensation Committee evaluates each element of compensation separately and then assesses the total against comparative data to ensure that total compensation is within the norms of the retail industry and for companies of the same relative size, as further discussed below. Our Governance and Compensation Committee does not have a formal policy or formula for allocating our Executives' total compensation between cash and non-cash compensation or between short-term and long-term compensation.

In reviewing the Executives' compensation for 2009, our Governance and Compensation Committee considered:

- each Executive's then current base salary;
- a study of proxy statement data compiled by management regarding each element of total compensation from the following retail companies: A.C. Moore Arts & Crafts, Inc.; Big 5 Sporting Goods Corp.; Buckle, Inc.; Cabela's Incorporated; Cost Plus, Inc.; The Finish Line, Inc.; Fred's, Inc.; Gander Mountain Company; Golfsmith International Holdings, Inc.; Gymboree Corporation; Haverty Furniture Companies, Inc.; Hibbett Sports, Inc.; Jo-Ann Stores, Inc.; O'Reilly Automotive, Inc.; The Pep Boys – Manny, Moe & Jack; Pier 1 Imports, Inc.; Sport Chalet; Tractor Supply Company; Urban Outfitters, Inc.; and Vitamin Shoppe, Inc.;
- the base salary, annual cash compensation and total cash compensation data from the Mercer/National Retail Federation Survey, which covered 127 retail companies[1], of which six are in the Hemscott Industry Group 745 – Specialty Retail, Other index that we use as a peer group for the performance graph that appears in our annual report on Form 10-K for the fiscal year ended January 2, 2010; and
- suggestions from our Chief Executive Officer and Vice President of Human Resources as to proposed Executive pay ranges, which included base salary and annual cash and long-term incentive compensation levels for Executives, and was based on the peer group data that was compiled.

Our Governance and Compensation Committee believes it is important to understand how our compensation practices compare to those of companies we consider to be our peers. In making specific decisions regarding an individual Executive's compensation levels, therefore, our Committee is guided by the compensation paid by

[1] The retailers in the Mercer/National Retail Federation Survey are as follows: 7-Eleven, Inc., 99 Cent Only Stores, Advance Auto Parts, Inc., American Signature, Inc., Anchor Blue Retail Group, Inc., Anna's Linens, Arby's Restaurant Group, Ashland, Inc.-The Valvoline Company, AT&T Mobility LLC, Aurora Health Care, AutoZone, Inc., Aveda Corporation, Avis Budget Group, Inc., Barnes & Noble, Inc., Belk, Inc., Best Buy Company, Inc., Big Lots, Inc., Birks & Mayors, Inc., BJ's Wholesale Club, Inc., Boston Market Corporation, Boy Scouts of America – National Supply Group, Burlington Coat Factory, CarMax, Inc., Carter's, Inc., CBRL Group, Inc., Charming Shoppes, Inc., Chevron Stations, Inc., Chipotle Mexican Grill, Inc., Circuit City Stores, Inc., Coleman Factory Outlet, Colonial Williamsburg Foundation, Cost Plus, Inc., Crate and Barrel, Dell, Inc., Design Within Reach, Inc., DFS, Dick's Sporting Goods, Dollar General Corporation, DSW, Inc., Eastern Mountain Sports, Inc., Express, Exxon Mobil Corporation, Family Dollar Stores, Inc., FedEx Corporation, Fossil, Inc., Friendly Ice Cream Corporation, GameStop, Inc., General Nutrition Centers, Inc., General Parts International, Inc., Genesco, Inc., Giant Eagle, Inc., H.E. Butt Grocery Company, Half Price Books, Inc., Hallmark Cards, Inc., Hanesbrands, Inc., Hannaford Bros. Co., Harley-Davidson, Inc., Harold's Stores, Inc., Harris Teeter, Inc., Helzberg's Diamond Shops, Inc., Hess Corporation, Hilti, Inc., Hot Topic, Inc., HSN, Inc., Interstate Bakeries Corporation, Jo-Ann Stores, Inc., Jockey International Inc., Kellwood Company, L.L. Bean, Inc., Limited Brands, Inc., Linen 'n Things, Inc., Liz Claiborne, Inc., Longs Drug Stores Corp., Lowe's Companies, Inc., Lululemon Athletica, Inc., Luxottica Group S.P.A. (ADR), Macy's, Inc., Marathon Oil Company, Maurices, McDonald's Corporation, Navy Exchange Service Command, Nieman Marcus Group, Nike, Inc., Nordstrom, Inc., Oxford Industries, Inc., Papa John's International, Inc., Party City Corporation, Payless ShoeSource, Inc., PETCO Animal Supplies, Inc., Phillips-Van Heusen Corporation, Pier 1 Import, Inc., Publix Super Markets, Inc., Recreational Equipment, Inc., Redcats USA, Ross Stores, Inc., Saks, Incorporated, Sally Beauty Holdings, Inc., Savers, Inc., Shoe Carnival, Inc., Spartan Stores, Inc., Spencer Gifts, LLC, Staples, Inc., Starbucks Corporation, Supervalu, Inc., The Coca-Cola Company, The Walt Disney Company, The Finish Line, Inc., The Kroger Company, The Miles Kimball Company, The Pantry, Inc., The Sports Authority, Inc., The Yankee Candle Company, Inc., Things Remembered, Inc., TravelCenters of America LLC, Universal Orlando, The University Book Store, Valero Energy Corporation, Vera Bradley Retail Stores LLC, V. F. Corporation, Walgreen Company, Warnaco, Inc., Wendy's International, Inc., Whole Foods Market, Inc., Winn-Dixie Stores, Inc., Zale Corporation and West Marine, Inc.

members of the peer group companies with whom we compete for talent in the marketplace and believes that evaluating compensation in this manner appropriately reflects the labor market for our Executives.

Our Committee believes that this approach allows for consideration of our Executives' overall contribution to our company rather than relying solely on specific peer group targets; however, peer group data is carefully considered in the decision process.

Elements of Compensation

Our Executives' compensation consists of the following components:

- base salary;
- annual cash incentive compensation;
- long-term equity incentive awards; and
- some perquisites.

Prior to making specific decisions related to any particular element of compensation, our Governance and Compensation Committee determines which element or combinations of compensation elements (salary, bonus and/or equity) can be used most effectively to further our compensation objectives. However, all such decisions are subjective, and made on a facts and circumstances basis without any prescribed relationship between the various elements of the total compensation package.

Base Salary. Base salary is designed to provide meaningful, but appropriate, levels of compensation to our Executives. Our Governance and Compensation Committee generally reviews recommendations by our Chief Executive Officer and Vice President of Human Resources for each Executive's salary range annually, based on job scope and responsibilities and competitive rates for similar positions as indicated by the peer group data. Our Committee carefully reviews the salaries of executives at peer companies to ensure that our Executives' salaries are consistent and competitive. In approving the range of Executive salary, our Committee also weighs whether the particular Executive is expected to make a significant contribution in the Executive's position such that we would suffer a critical loss if the Executive left the company. Once the range is approved by our Committee, our Chief Executive Officer has authority to set an Executive's salary within the approved range. This does not apply, however, to the Named Executive Officers' salaries which are fixed by the Committee.

Historically, merit increases were considered annually for all associates based on achievement of individual objectives (including personal, operational and financial performance targets specific to the responsibilities of each associate), as well as achievement of total company performance, using metrics such as sales and market growth, operating margins and cost containment. After the close of each fiscal year, individual performance was measured against these goals in evaluating increases to salary levels. Given the challenging business environment which began in early 2008 and continued through 2009, after consultation with, and upon the recommendation of, our Executives, our Committee approved no salary increases in 2009 for all bonus-eligible associates, including all Executives, and limited salary increases for the rest of our associates to 2%. For 2010, again after consultation with our Executives, our Committee approved that there be no salary increases in 2010 to Executives and that there be increases to other associates capped at 2% per department, to be allocated to those associates viewed as high performers.

Chief Executive Officer: Geoffrey A. Eisenberg was appointed as our Chief Executive Officer in December 2007. Under his employment agreement, our Governance and Compensation Committee agreed to pay Mr. Eisenberg a base salary of $499,000. Mr. Eisenberg's appointment followed an overall disappointing year of performance for the company and as a result, during the negotiations of his employment agreement, Mr. Eisenberg recommended that his base salary be reduced by a significant amount from that paid to his predecessor to reflect his basic philosophy that chief executive officers' compensation should be more heavily weighted to long-term equity, so as to provide an incentive to drive company financial performance and to moderate the differential between his base salary and the base salaries of the next highest paid

Named Executive Officers. As a result, our Governance and Compensation Committee chose to provide a greater portion of his overall compensation in the form of long-term equity incentive compensation which both our Committee and Mr. Eisenberg believed would align his compensation with our growth and performance over the long-term. Mr. Eisenberg's base salary remained at $499,000 for 2009 and 2010.

Chief Financial Officer: Thomas R. Moran joined us as our Chief Financial Officer in January 2007. Under his employment agreement, our Governance and Compensation Committee agreed to pay him a base salary of $290,000, which was increased to $300,000 in March 2007. Despite the company's financial performance for 2007, recognizing the key role Mr. Moran plays as our Chief Financial Officer, and influenced by other factors such as historic compensation, peer company data, internal equity, retention concerns and other relevant factors, the Committee approved an increase in Mr. Moran's base salary to $325,000 in March 2008. Mr. Moran's base salary did not increase in 2009 or 2010.

Other Named Executive Officers: Bruce Edwards, our Executive Vice President of our Stores and Port Supply Divisions, and Ronald Japinga, our Executive Vice President of Merchandising, each received an increase to their base salaries in May 2007 to $360,000 and $350,000, respectively. These increases were made to reflect their promotions to Executive Vice President status, to retain them in their respective key roles, and to recognize their overall contributions to the company. Their respective salaries did not increase in 2009 and 2010.

Annual Cash Incentive Compensation (Bonus). Our Governance and Compensation Committee does not use individual objectives in approving cash incentives (i.e., bonuses) for our Executives. Rather, as noted above, since a key objective of our compensation programs is to enhance stockholder value, our Governance and Compensation Committee establishes incentive compensation to reward company-wide performance by linking cash bonus awards to a specific company financial performance target. In this way, our annual bonus program reinforces this pay-for-performance principle by aligning bonuses with broad-based financial performance. More specifically, 100% of the annual bonus compensation, if any, payable to our Executives depends on reaching pre-established company-wide financial objectives. Prior to the beginning of each year, our Executives propose key financial objectives for the year that are believed to be aggressive, but attainable, targets, and these targets are then evaluated and approved by our Governance and Compensation Committee.

Under our annual bonus program, each Executive is given a target bonus equal to a fixed percentage of base salary. The target percentage ranges from 30% to 100% of base salary, with the percentage increasing based on job responsibility. The targets generally are reviewed annually by the Committee, and like base salaries, are based on job scope and responsibilities, and position within the company. Weight is given to the bonus percentages of peer companies, with the combination of base salaries and target bonuses compared to peer companies using the information compiled by our Vice President of Human Resources from peer company proxy statements and the Mercer/National Retail Federation Survey.

For 2009, the target bonus for each Named Executive Officer was as follows:

Named Executive Officer	Target Bonus (as % of base salary)
Geoffrey A. Eisenberg	100%
Thomas R. Moran	50%
Bruce Edwards	50%
Ronald Japinga	50%

For 2009, our Chief Executive Officer and our Board thought it important to tie our annual bonus program 100% to the company's pre-bonus, pre-tax profit (loss), calculated as income (loss) before taxes adjusted to exclude expenses related to the now-settled SEC investigation, gain (loss) from foreign currency translation and bonus potential for all bonus-eligible store, support and distribution center associates. The maximum bonus payout was not to exceed 140% of the target. Our Committee felt that bonuses for 2009 would play an important role in achieving a balance among rewarding talented individuals for achieving agreed-upon results, retaining our management team in anticipation of the company's long-term growth prospects, and stressing "pay-for-performance" to protect stockholder value. Additionally, when setting the 2009 bonus plan, our Committee believed

that motivating associates to achieve a company-wide goal (financial or otherwise), encouraging loyalty, and recruiting and retaining talented individuals were essential to our long-term success.

Our Governance and Compensation Committee, in consultation with our management, deliberated on whether or not to implement a compensation plan for 2009 that could pay a bonus to all bonus-eligible associates in a year in which we expected a net loss due to continued softness in the economy and in recreational boating, coupled with declining sales over the last couple of years. Our Committee, with the concurrence of our Board, decided that the achievement of improved target levels of financial performance would merit incentive compensation, reasoning as follows:

- the bonus plan was entirely performance-based and equitable (allocating only 11% of the total bonus potential to our four Named Executive Officers and the remaining 89% to approximately 1,000 bonus-eligible associates);
- it would reflect efforts of management to further restructure and right-size the company, which would result in long-term benefits to the company; and
- successful implementation of the 2009 operating plan would be difficult in the current market and economic environment with continued pressures on demand, revenues, margins and costs, and if implemented, the plan would lay a foundation for improvements in profit and stockholder value when the market and economy improves.

The following table sets forth the range of payouts expressed as a percentage of achievement depending on the actual pre-bonus, pre-tax profit (loss) realized for fiscal 2009 (with the bonus payout capped at 140%):

Pre-Tax Profit (Loss)[1]	Pre-Bonus, Pre-Tax Profit (Loss)[2]	Bonus Payout
($ in Millions)		(as % of target bonus)
(10.0)	(10.0)	None
(10.0)	(8.0)	20%
(10.0)	(5.3)	50%
(8.5)	(2.1)	80%
(7.6)	0	100%
(3.8)	5.0	120%
0	10.0	140% (maximum)

[1] Pre-tax profit (loss) is defined as income (loss) before taxes adjusted to exclude expenses related to the now-settled SEC investigation and gain (loss) from foreign currency translation. This information is shown for comparison purposes only and was not used to establish the bonus criteria.

[2]Pre-bonus, pre-tax profit (loss) is defined as income (loss) before taxes adjusted to exclude expenses related to the now-settled SEC investigation, gain (loss) from foreign currency translation and bonus accrual for all bonus-eligible store, support center and distribution center associates.

Our performance for 2009 far exceeded our expectations, in part due to management's successful implementation of the 2009 plan and control of variable expenses. Instead of the anticipated loss for the year, we returned to profitability for the year, realizing net income of $12.4 million. As a result, all bonus-eligible associates, including our Executives, received the 140% maximum bonus potential. For more information related to Mr. Eisenberg's bonus, see footnote (5) to the "Summary Compensation Table" below.

For 2010, our Chief Executive Officer and the Board again thought it important to tie our annual bonus program 100% to our pre-bonus, pre-tax profit (loss) (calculated as income (loss) before taxes adjusted to exclude expenses related to gain (loss) from foreign currency translation and bonus potential for all bonus-eligible store, support and

distribution center associates), with the maximum bonus payout not to exceed 140% of the target bonus. Again, this structure was viewed as promoting teamwork, focusing efforts from all business channels on our performance, and providing incentive to meet and exceed individual business channel contribution plans.

Similar to the 2009 bonus plan, bonus will be paid only if we meet or exceed our pre-tax profit "budget" as reflected in the chart below. If the budget is met, bonus-eligible associates will receive a bonus equal to 15% of their bonus potential. Although management and the Board believe this budgeted amount to be appropriate, given the continued softness expected for the industry and the economy in general, a stretch or "target" goal was set as reflected in the chart below which, if met, would pay bonus-eligible associates a bonus equal to 100% of their bonus potential. As a result, as we exceed the budgeted operating pre-tax profit, additional bonus will be allocated based either on our profit (for support center associates) or contribution (for store, port supply and direct associates). In this regard, for each dollar of profit realized above the budgeted operating pre-tax profit, a portion will be added to a "profit bonus pool," which, in turn, will be allocated based on each associate's department bonus plan. For example, the support center bonus pool, which includes our Executives, will be allocated to associates based solely on our operating pre-tax profit with each associate receiving the same percentage payout of their target bonus, while the store, port supply and direct bonus pools will be allocated to associates based on meeting and exceeding their relevant contribution plans. No associates will be eligible for bonus if their termination date is prior to the bonus payment date.

The following table sets forth the range of payouts expressed as a percentage of achievement depending on the actual pre-bonus, pre-tax profit (loss) realized for fiscal 2010 (with the bonus payout capped at 140%):

	Pre-Tax Profit (Loss)[1]	Pre-Bonus, Pre-Tax Profit (Loss)[2]	Bonus Payout
	($ in Millions)		(as % of target bonus)
Budget	3.0	4.3	15%
	8.0	12.6	54%
	10.0	16.4	75%
Target	12.0	20.5	100%
	16.0	26.5	123%
	18.0	29.9	140%

[1] Pre- tax profit (loss) is defined as income (loss) before taxes. This information is shown for comparison purposes only and was not used to establish the bonus criteria.

[2] Pre-bonus, pre-tax profit (loss) is defined as income (loss) before taxes adjusted to exclude expenses related to gain (loss) from foreign currency translation and bonus accruals for all bonus-eligible store, support center and distribution center associates.

For 2010, the target bonus for each Named Executive Officer is as follows:

Named Executive Officer	Target Bonus (as % of base salary)
Geoffrey A. Eisenberg	100%
Thomas R. Moran	50%
Bruce Edwards	50%
Ronald Japinga	50%

Long-Term Equity Incentive Compensation. Our Governance and Compensation Committee views long-term equity-based compensation as a critical component of the overall Executive compensation program. The principal objectives for long-term equity-based compensation are:

- to strengthen the link among our financial performance, stockholder value and long-term incentive compensation;
- to promote increased equity ownership by our Executives;
- to encourage Executive retention through use of multiple-year vesting periods; and
- to provide competitive levels of total compensation to our Executives.

In furtherance of these goals, our stockholder-approved equity compensation plan permits a variety of equity awards, and historically we have provided our Executives long-term equity incentive compensation through awards of stock options. A stock option permits the Executive to buy our common stock at a specific price during a specific period of time. If the price of our common stock rises, the options increase in value.

Our Executives and other management-level associates generally receive stock option awards once each year (typically the first business day in June), and the number of shares awarded is determined by job grade. All stock options for Named Executive Officers are approved by our Governance and Compensation Committee. For other associates (including certain Executives), the Committee approves a range of stock option awards available to be granted based on the associate's job grade. A committee comprised of our Chief Executive Officer, Chief Financial Officer and Vice President of Human Resources is then authorized to determine the number of stock options granted to these associates within the pre-approved range. Our Governance and Compensation Committee sets the exercise price of each stock option it awards at the average of the high and low price on the grant date set by the Committee. Under the Committee's formal policy for granting equity awards, regular, annual awards will be granted effective as of the first business day of June, awards to newly-hired associates will be granted effective as of the 10th business day of the calendar month following the associate's date of hire, and off-cycle grants (for example, due to promotion) will be granted effective as of the third business day following the release of quarterly earnings for the fiscal quarter in which the promotion was made. The policy for granting equity awards has been designed, in part, to avoid questions of whether the timing of the grants is affected by material non-public information.

From time to time our Governance and Compensation Committee retains a consultant to advise them on whether our long-term equity compensation practices are consistent with market trends. Our Committee last engaged Compensation Venture Group ("CVG") in 2007 to review our equity compensation practices and levels for Executive positions to determine appropriateness in relation to our peer companies. CVG's recommendation for stock option awards for our Executives was based on their review of proxy statement data from 15 specialty-retail companies[1] that were of similar size to that of our company. In approving stock option awards to our Executives in 2009, our Committee determined that the Executives were performing well in a challenging environment and, therefore, the Committee awarded our Named Executive Officers the following fixed number of stock options using the specific level of awards recommended by CVG in 2007 as a baseline:

Chief Executive Officer: Mr. Eisenberg received an award of 50,000 stock options on June 1, 2009.

Chief Financial Officer: Mr. Moran received an award of 33,000 stock options on June 1, 2009.

Other Named Executive Officers: Messrs. Edwards and Japinga each received an award of stock options on June 1, 2009 for 33,000 shares.

Stock options awarded to our Executives in 2009 vest over a three-year period, commencing on the one-year anniversary of the grant date, at a rate of 33%, 33% and 34%, respectively and have a term of five years.

To better link the interests of management and stockholders, our Governance and Compensation Committee has determined that our Executives at the senior vice president level and above should acquire and maintain a significant amount of our equity to ensure that their interests are aligned with those of our stockholders. Our Committee also

[1] The specialty-retail companies are as follows: A.C. Moore Arts & Crafts, Inc.; Big 5 Sporting Goods Corp.; Brookstone, Inc.; Buckle, Inc.; Chico's FAS; Cost Plus, Inc.; Gymboree Corporation; Haverty Furniture Companies, Inc.; Hibbett Sports, Inc.; Pacific Sunwear of California, Inc.; Sport Chalet; The Finish Line, Inc.; Tweeter Home Entertainment Group, Inc.; Restoration Hardware; and Whitehall Jewelers, Inc.

has acknowledged that the acquisition of our equity should not represent a significant financial burden on these Executives. As a result, our Committee revised our stock ownership goals for these Executives effective on June 1, 2009, to encourage equity ownership as follows: for our Chief Executive Officer, stock with a value of two times his base salary; for Messrs. Edwards and Japinga, as Executive Vice Presidents, stock with a value of one and one-half times their respective base salaries; and for Mr. Moran, as our Chief Financial Officer, and other senior vice presidents, stock with a value of one times their base salary. We also established guidelines for our independent Directors' ownership of our stock with a value of three times their annual cash retainer (currently $16,000). In meeting their respective ownership goals, our independent Directors are encouraged to retain the awards granted by the company for the period of time the Director serves on the Board, and our Executives are encouraged to retain the following: fifty (50%) of net value of exercised stock options (i.e., net of taxes); 75% of restricted stock awards (net of taxes); and 50% of shares purchased through our Associates Stock Buying Plan.

Perquisites and Personal Benefits. We provide our Executives with certain perquisites and other personal benefits that our Governance and Compensation Committee believes are reasonable and consistent with our overall executive compensation programs and philosophy. These benefits are provided in order to enable us to attract and retain these Executives. These perquisites and benefits provided to our Executives are reviewed by the Committee at least annually to determine if they are still reasonable and appropriate in our competitive environment.

In order to help protect an Executive's family in the event of death, we provide our Executives with additional term life insurance (over the amount generally provided to other management-level associates) ranging from $500,000 for assistant vice presidents to $1,500,000 for Mr. Eisenberg. Although historically we have provided to our Executives a reimbursement of up to $3,000 per year, in the aggregate, for wellness and financial planning assistance, for 2009 and again for 2010, due to the economic challenges, based on the recommendation of management, our Governance and Compensation Committee elected to suspend these above-referenced wellness and financial planning benefits, except in 2009 where an individual submitted receipts for reimbursement prior to the effective date of the suspension on January 23, 2009. We also pay our Executives a "gross-up" payment for the taxes on the income recognized as a result of the additional life insurance we provide. Additionally, on a case-by-case basis, we have paid sign-on bonuses to recruit certain Executives to our organization and have assisted certain Executives with relocations, including temporary housing allowances, transportation allowances and cost of living assistance for home purchases in the Monterey Bay area. These benefits generally are individually negotiated and reflected in the Executives' respective employment agreements, if any, and the Governance and Compensation Committee must review and approve the terms of these employment agreements for all Named Executive Officers. No sign-on bonuses were paid or relocation costs incurred for any new Executives in 2009.

The aggregate value of the above-referenced perquisites and personal benefits received by our Named Executive Officers in 2009 was as follows:

Chief Executive Officer: $6,557 for Mr. Eisenberg.

Chief Financial Officer: $7,567 for Mr. Moran.

Other Named Executive Officers: $4,242 and $5,413, respectively, for Messrs. Edwards and Japinga.

Detail of these perquisites and other personal benefits received by our Named Executive Officers is included in the "Summary Compensation Table" below.

Our Executives also participate in other employee benefit plans available on a nondiscriminatory basis to other associates, including merchandise discounts, use of company-owned equipment (such as use of the company-leased sailboat, kayaks and other equipment), cash out of up to 40 hours of accrued "paid time off" per year, a stock purchase plan and group health, life and disability coverage. In addition to their paid time off, all store general managers, port supply market team managers, and support center and distribution center associates at a director-level and above, including Executives, who reach 10 years or more of service may elect to take a paid sabbatical equal to six weeks for most such associates and eight weeks for Executives. This sabbatical plan was created by our founder and Chairman of the Board, Randy Repass, to reward associates performing at a superior level, subject to their managers' approval, and to provide these associates with the opportunity to pursue business-related educational programs or other activities affording them with fresh insights and/or perspectives about improving company operations, and/or allowing them to pursue community service goals, or non-academic goals, including hobbies, family obligations, vacations, etc. Unused sabbaticals may not be exchanged for cash.

All associates, including our Executives, are permitted to participate in our 401(k) savings plan and may contribute, on a pre-tax basis, up to 5% of annual salary (up to a salary cap of $245,000 for 2009), for which we provide a 33% matching contribution. The maximum amount we would match for any participant in the plan for 2009 was $4,043 (i.e., $245,000 x 5% = 12,250 x 33% = $4,043). Additionally, our Executives and certain other management-level associates are offered participation in our deferred compensation plan, which permits the participants to defer the receipt of income to a future date (e.g., retirement). While we have the discretion to make matching and other contributions to the deferred compensation plan on behalf of participants, we have not made any. We do not provide any other type of retirement benefits to our Executives (i.e., there are no supplemental Executive retirement plans) because they are not typical in the retail industry and in our experience they have not been considered necessary to attract, retain or motivate key executives.

Severance and Change-in-Control Agreements. In addition to the compensation elements described above, we also provide some of our Executives with severance arrangements, which are described in more detail under the subheading "Other Post-Employment Payments" below. Severance packages are a common characteristic of compensation for key executive officers in the retail industry. They are intended to provide our Executives with a sense of security in making the commitment to dedicate their professional career to our success. Due to our size relative to other public companies, we believe that severance agreements are necessary to help us attract and retain necessary skilled and qualified Executives to continue to grow our business.

The severance and change-in-control agreements for Messrs. Eisenberg, Moran and Japinga were negotiated in arms-length discussions with our Chairman of the Board or our Chief Executive Officer, as applicable, with the advice and consent of our Governance and Compensation Committee. The amounts of these severance benefits were considered as part of the Named Executive Officers' overall compensation packages and were deemed to be within the range of reasonable severance or change-in-control benefits for executives, based upon our past practices. Only Mr. Eisenberg's agreement reflected severance benefits in the event of a change in control. Mr. Edwards' severance pay compensation was set by our former Chief Executive Officer, with the advice and consent of our Governance and Compensation Committee, at a time when we were going through a transition in the senior management team. At that time, all associates at the assistant vice president level or above were given a specific, formula-based severance benefit based on the current salary as follows:

Title	Severance
Assistant Vice Presidents	6 months
Vice Presidents and Regional Vice Presidents	9 months
Senior Vice Presidents	12 months

The purpose of this benefit was to keep our Executives focused on our overall business without being overly distracted by changes in senior management. However, starting in 2005, severance agreements are no longer a routine component of our compensation packages.

Additionally, our Governance and Compensation Committee has set a policy that any new severance agreements contain a "mitigation" provision, whereby severance amounts (paid over the severance period rather than in a lump sum) would be reduced by the amount of compensation earned or paid to such former Executive either as a result of new employment or serving as an independent consultant, so that our only continuing obligation would be to pay any shortfall over the remaining severance period. In addition, certain other benefits (such as health benefits) also would be made available over the term of the severance period subject to termination in the event such benefits are made available by the Executive's subsequent employment.

Governance and Compensation Committee Review of Total Compensation

We intend to continue our practice of compensating our Executives through programs that emphasize performance-based compensation in order to align management performance and stockholder interests. Our Governance and Compensation Committee reviewed each component of executive compensation for 2009, including salary, annual incentive awards, value of outstanding equity awards (vested and unvested), value of deferred compensation, perquisites and other benefits and believes that the compensation was reasonable in its totality. Our Committee will continue to review total Executive compensation at least annually.

Section 162(m) of the Internal Revenue Code limits the deductibility of compensation in excess of $1 million paid to our Named Executive Officers unless certain requirements are met. Since stock option awards generally are designed to meet the requirements for deductibility under Section 162(m), Mr. Eisenberg is the only Named Executive Officer whose annual taxable compensation reasonably might not be fully deductible, and the non-deductible amount would be only a portion of his annual bonus payment. Given the relatively small amount of any potential loss of tax deduction, the company has not sought stockholder approval of the specific performance goals or otherwise taken all of the steps necessary to preserve the company's tax deduction for Mr. Eisenberg's bonus.

Governance and Compensation Committee Report on Executive Compensation

The Governance and Compensation Committee has reviewed and discussed the foregoing Compensation Discussion and Analysis with West Marine's management, and based on the review and discussions, the Governance and Compensation Committee has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement and incorporated by reference into West Marine's annual report on Form 10-K for the fiscal year ended January 2, 2010.

April 1, 2010

Governance and Compensation Committee

Daniel J. Sweeney, Chairman
David McComas
Barbara L. Rambo

The Governance and Compensation Committee Report set forth above will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or under the Securities Exchange Act of 1934, except to the extent that we specifically incorporate such reports by reference, and such report will not otherwise be deemed to be soliciting materials or to be filed under such Acts.

Named Executive Officers

Certain information regarding our Named Executive Officers who are not Directors is set forth below.

Thomas R. Moran, 49, was hired as our Chief Financial Officer, Senior Vice President and Assistant Secretary, effective January 8, 2007. Previously, he served as the Chief Financial Officer of the Wearguard-Crest Division of ARAMARK Corporation, ARAMARK's work apparel and uniform division, from June 2004 until January 2007. Prior to joining ARAMARK, Mr. Moran was a Director of Finance of Limited Brands, Inc. from 2000 to 2004 and was the Director of Planning for CarMax Auto Superstores from 1995 to 2000. Mr. Moran and his wife enjoy California's year-round boating season and exploring the sights of the Monterey Bay area.

Bruce Edwards, 47, is our Executive Vice President of Stores and Port Supply, responsible for the sales and operations of our 335 stores and wholesale divisions. Mr. Edwards joined West Marine in December 1986, and prior to his promotion in June 2007, he has held the positions of Senior Vice President of Stores, Vice President of Retail Operations, Regional Vice President, Director of Store Operations and District Manager for West Marine. Mr. Edwards has been actively involved in the marine industry for more than 20 years, and has been a life long boater, racing sailboats competitively for over 30 years.

Ronald Japinga, 47, is our Executive Vice President of Merchandising. Prior to his promotion in June 2007, he had served as our Senior Vice President of Merchandising since February 2006. Previously, Mr. Japinga served as Vice President and Divisional Merchandise Manager of Kohl's Department Stores from 2002 until he joined West Marine in February 2006 and was Vice President and Planning Director at Kohl's from 2001 to 2002. Prior to joining Kohl's, he was Vice President/General Merchandise Manager and Director of Stores and Visual Merchandising for Duty Free Shops Group Limited from 2001 to 2006 and was Vice President/Divisional Merchandise Manager for Macy's Department Stores prior to 2001. Mr. Japinga has been an avid boater since his youth and enjoys taking his powerboat out on the weekends with his wife and children for fishing, waterskiing and basic pleasure boating.

Summary Compensation Table

The following table sets forth certain information for fiscal years 2009, 2008 and 2007 concerning the compensation for services in all capacities to West Marine and its subsidiaries earned by, awarded to, or paid to our Named Executive Officers.

Name and Principal Position	Year	Salary ($)[3][4]	Bonus ($)[5]	Restricted Stock Awards ($)	Option Awards ($)[8]	All Other Compensation ($)[9]	Total ($)
Geoffrey A. Eisenberg[1] Chief Executive Officer	2009	499,000	598,600	—	93,933	16,153	1,207,686
	2008	518,192	—	—	860,000	28,048	1,406,240
	2007	9,596	—	14,000[7]	12,228	26,530	62,354
Thomas R. Moran Chief Financial Officer	2009	325,000	227,500	—	61,996	13,817	628,313
	2008	332,692	—	—	95,712	14,327	442,731
	2007	279,923	—	—	418,350	96,130	794,403
Bruce Edwards Executive Vice President of Stores and Port Supply	2009	360,000	252,000	—	61,996	11,165	685,161
	2008	375,231	—	—	95,712	27,870	498,813
	2007	351,496	20,000[6]	—	202,960	25,041	599,497
Ronald Japinga[2] Executive Vice President of Merchandising	2009	350,000	245,000	—	61,996	12,144	669,140
	2008	363,462	—	—	95,712	12,005	471,179
	2007	328,846	—	—	202,960	74,549	606,355

(1) Mr. Eisenberg became the President and Chief Executive Officer effective on December 10, 2007. Prior to this appointment, Mr. Eisenberg received standard compensation as a non-employee Director in 2007.
(2) Mr. Japinga was promoted to an executive officer position in June 2007.
(3) Base salary typically is paid on a 26-pay period cycle, however in 2008, there were 27-pay periods.
(4) Includes any employee contributions to our 401(k) and non-qualified deferred compensation plans.

[5] Amounts for 2009 represent a performance bonus for fiscal year 2009 paid in 2010. Mr. Eisenberg elected to contribute $100,000 of his bonus to a new fund that will assist associates in financial distress.

[6] Represents a $20,000 bonus paid to Mr. Edwards for his promotion to executive vice president.

[7] This amount represents the aggregate grant date fair value of a restricted stock award granted to Mr. Eisenberg for his service as a non-employee Director in 2007. This amount reflects our accounting expense and does not correspond to the actual value that will be realized by Mr. Eisenberg. For a description of the methodology and assumptions used to determine this amount, see Note 4 to our consolidated financial statements set forth in our annual report on Form 10-K for the fiscal year ended December 29, 2007.

[8] This column shows the aggregate grant date fair value of stock options granted in each year presented. These amounts are used to calculate accounting expense and do not necessarily represent the actual value that will be realized by the Named Executive Officers. For a description of the methodology and assumptions used to determine the amounts recognized in 2009, see Note 2 to our consolidated financial statements set forth in our annual report on Form 10-K for the fiscal year ended January 2, 2010 ("2009 Financial Statements").

[9] The amounts reported as All Other Compensation for 2009 consist of the following:

	401(k) Plan Matching	Life Insurance Premiums	Wellness Benefits & Financial Planning	Life Insurance, Wellness Benefit, Financial Planning & Executive Relocation Tax Gross-Up	Payout of Accrued Paid-Time-Off	Severance Payments	Deferred Compensation Paid Out
Geoffrey A. Eisenberg	$ 2,026	$ 3,464	$ 0	$ 1,068	$ 9,596	$ 0	$ 0
Thomas R. Moran	1,943	4,094	153	1,377	6,250	0	0
Bruce Edwards	2,026	1,724	0	492	6,923	0	0
Ronald Japinga	2,026	2,604	0	783	6,731	0	0

Pursuant to his employment agreement entered into on December 10, 2007, Mr. Eisenberg is entitled to receive an annual salary of $499,000, with increases possible following each annual review in accordance with company guidelines for pay increases. Mr. Eisenberg also is eligible annually to receive a bonus with a target amount equal to 100% of his annual salary. His actual bonus will depend upon whether we achieve our financial targets for 2010. See "Compensation Discussion and Analysis—Elements of Compensation—Annual Cash Incentive Compensation (Bonus)." In addition, provided he remains employed as our Chief Executive Officer and certain predetermined performance goals have been met, Mr. Eisenberg will receive an award of options to purchase an additional 50,000 shares of our stock in 2010. Pursuant to an amendment to Mr. Eisenberg's employment agreement, following the expiration of the agreement at the end of its three-year term, or if Mr. Eisenberg is terminated without cause, with respect to any stock options granted to him before his last day of employment with the company, he will have fully earned the right to retain such options, such options will become exercisable as of the date such options otherwise would have become vested (if his employment with the company had not terminated), and his right to exercise the vested stock options will extend for the remaining term of the option. For more information about Mr. Eisenberg's employment agreement, see "Other Post-Employment Payments" below.

Messrs. Moran, Japinga and Edwards each have a termination agreement described below. For more information about these severance benefits, see "Severance and Change-in-Control Agreements" above and "Other Post-Employment Payments" below.

Grants of Plan-Based Awards in 2009

The company provides long-term incentives to our Named Executive Officers through awards under our Equity Incentive Plan. The Equity Incentive Plan provides for various forms of equity-based incentive compensation with respect to our common stock, including stock options, stock appreciation rights, stock bonuses, restricted stock awards and performance units and awards consisting of combinations of such incentives.

The following table sets forth information regarding stock options granted under our Equity Incentive Plan to our Named Executive Officers during fiscal year 2009. No Named Executive Officer received a grant of restricted stock in 2009:

Name	Grant Date	Date Approved[1]	Awards of Stock Options Under Equity Incentive Plan (#Sh)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)[2]
Geoffrey A. Eisenberg	June 1, 2009	March 18, 2009	50,000	5.795	93,933
Thomas R. Moran	June 1, 2009	March 18, 2009	33,000	5.795	61,996
Bruce Edwards	June 1, 2009	March 18, 2009	33,000	5.795	61,996
Ronald Japinga	June 1, 2009	March 18, 2009	33,000	5.795	61,996

(1) Our Governance and Compensation Committee met and approved the awards on March 18, 2009, but these awards were made effective as of June 1, 2009 with an exercise price as of the effective date.

(2) Represents the grant date fair market value of the stock option grant. For a description of the methodology and assumptions used to determine the grant date fair market value, see Note 2 to the 2009 Financial Statements.

All stock options granted in fiscal year 2009 vest in three equal installments of 33%, 33% and 34%, respectively, of the total award, vesting on each anniversary of the grant date. The stock options are exercisable for a period of five years from the date of grant, provided that if the executive officer's employment terminates earlier, then except as described below, the stock options will lapse (and become nonexercisable) immediately upon such event. Notwithstanding the foregoing, if Mr. Eisenberg's employment is terminated without cause, or if he is constructively terminated prior to December 10, 2010, or he resigns his employment within six months following a change in control of West Marine, or his employment agreement expires at the end of its three-year term, then Mr. Eisenberg will nonetheless continue to vest in any outstanding stock options and will be able to exercise such stock options for the balance of the remaining term of the option.

Under their respective termination agreements, Messrs. Edwards and Japinga each have the right for a period of 15 months to continue to exercise any stock options which were vested on the date of the adverse job change. Under his agreement, Mr. Moran has a right for a period of 90 days following termination to exercise any stock options which were vested on that date.

Except for the extension of the vesting and exercise period of Mr. Eisenberg's options in the event of his termination without cause or the expiration of his employment agreement at the end of its three-year term as described above, West Marine made no material modifications to any outstanding equity-based awards during the last fiscal year (e.g., repricing, extension of exercise periods, change of vesting or forfeiture conditions, or change or elimination of applicable performance criteria).

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information regarding stock options and restricted stock awards held by the Named Executive Officers and outstanding as of January 2, 2010.

	Option Awards				Restricted Stock Awards	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares That Have Not Vested (#)	Market Value of Shares That Have Not Vested ($)
Geoffrey A.		50,000[2]	5.7950	June 1, 2014		
Eisenberg[1]	132,000	268,000[2]	6.4600	January 15, 2013		
	3,000		13.5900	May 10, 2012		
	3,000		14.6100	May 4, 2011		
	3,000		17.2650	May 11, 2012		
	2,000		26.2800	May 12, 2014		
	2,000		16.7466	May 7, 2013		
	2,000		22.0000	May 3, 2012		
	2,000		6.0800	May 10, 2011		
	7,500		8.1250	July 27, 2010[4]		
Thomas R.		33,000[2]	5.7950	June 1, 2014		
Moran	19,259	39,102[2]	4.5000	June 2, 2013		
	16,500	8,500[2]	14.8800	June 1, 2012		
	25,000	25,000[3]	16.7200	March 8, 2012		
Bruce		33,000[2]	5.7950	June 1, 2014		
Edwards	19,259	39,102[2]	4.5000	June 2, 2013		
	26,400	13,600[2]	14.8800	June 1, 2012		
	17,100	5,700[3]	14.7000	June 1, 2011		
	32,000		16.5800	June 1, 2012		
	19,000		29.7000	February 27, 2014		
	19,000		16.1100	March 28, 2013		
	15,600		17.3030	February 12, 2012		
	5,120		4.3750	January 19, 2011[5]		
	4,000		8.4688	March 2, 2010		
Ronald		33,000[2]	5.7950	June 1, 2014		
Japinga	19,259	39,102[2]	4.5000	June 2, 2013		
	26,400	13,600[2]	14.8800	June 1, 2012		
	37,500	12,500[3]	15.1150	March 31, 2011		

(1) Includes stock options that were awarded to Mr. Eisenberg for his prior service as a non-employee Director.

(2) These stock options vest in three installments of 33%, 33% and 34% on each anniversary of the grant date. The stock options are exercisable for a period of five years from the date of grant, provided that if the Named Executive Officer's employment terminates earlier, then the stock options will lapse (and become unexercisable) immediately upon such event, except that, under the terms of Mr. Eisenberg's employment agreement dated December 10, 2007, as amended as of November 7, 2008, Mr. Eisenberg will continue to vest in any outstanding stock options and will be able to exercise such stock options for the balance of the remaining term of the option.

(3) These stock options vest in four equal installments on each anniversary of the grant date. The stock options are exercisable for a period of five years from the date of grant, provided that if the Named Executive Officer's employment terminates earlier, then the stock options will lapse (and become unexercisable) immediately upon such event.

(4) Mr. Eisenberg exercised these stock options and sold the underlying shares in March 2010.

(5) Mr. Edwards exercised 2,000 stock options and sold the underlying shares in March 2010.

Option Exercises and Restricted Stock Vested

The following table sets forth information related to the exercise of stock options and the vesting of restricted stock during fiscal year 2009.

Name	Option Awards		Restricted Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Geoffrey A. Eisenberg	—	—	—	—
Thomas R. Moran	—	—	—	—
Bruce Edwards	—	—	2,000[(1)]	11,840[(2)]
Ronald Japinga	—	—	—	—

(1) Mr. Edwards was awarded 8,000 restricted shares on June 1, 2005 with vesting to occur in four equal installments, on each anniversary of the grant date, from June 1, 2006 through June 1, 2009.

(2) Based on a price per share of $5.92 which was the closing share price of our common stock on the NASDAQ Global Market on June 1, 2009, the date the stock vested.

Nonqualified Deferred Compensation

The following table sets forth information regarding deferrals, earnings and distributions under the West Marine Deferred Compensation Plan for fiscal year 2009 and the deferred compensation account balance as of fiscal year end:

Name	Executive contributions in last fiscal year ($)	Registrant contributions in last fiscal year ($)	Aggregate earnings in last fiscal year ($)	Aggregate withdrawls/ distributions ($)	Aggregate balance at January 2, 2010 ($)
Geoff Eisenberg	—	—	—	—	—
Thomas R. Moran	—	—	—	—	—
Bruce Edwards	—	—	539	—	126,804
Ronald Japinga	—	—	—	—	—

Eligible associates may defer the receipt of up to 50% of base salary and up to 100% of bonus and other cash incentive compensation under our deferred compensation plan. West Marine may elect to make matching contributions or other discretionary contributions to the deferred compensation plan but has not done so to date. Amounts deferred under the plan are credited with earnings at market rates, based upon the participant's choice of investments. The participant may elect to change an investment choice at any time. In 2009, the reference funds for the investments earned the following rates of return:

West Marine, Inc. Deferred Compensation Plan – 2009 Annual Returns	
BlackRock Money Market	0.40%
Western Asset U.S. Government	4.33%
MIST Clarion Global Real Estate	35.12%
Legg Mason Social Awareness	22.84%
T. Rowe Price Large Cap Growth	43.04%
MFS Total Return	18.36%
Janus Aspen Worldwide Growth	37.40%
Harris Oakmark International	55.46%
BlackRock Aggressive Growth	49.24%
Russell 2000 Index Portfolio	26.01%
Dreyfus Developing Leaders	26.04%
MFS MetLife Stock Index	26.01%

Amounts deferred generally may be distributed as of a particular date selected in advance by the participant, following the participant's termination of employment or in the event the participant suffers a financial hardship, provided that, for payments made upon a participant's termination of employment, individuals who are designated as "specified employees" under Section 409A of the Internal Revenue Code generally may not receive payments from the deferred compensation plan for at least six months following such termination from employment.

Other Post-Employment Payments

The following tables summarize the compensation and benefits each Named Executive Officer would have been entitled to receive under his employment or severance agreements and the terms of the perquisites if his employment with West Marine had terminated as of January 2, 2010. The tables do not include amounts payable under the deferred compensation plan, the 401(k) plan or the employee benefit plans in which associates are eligible to participate on a non-discriminatory basis (e.g., stock purchase plan, group health, group term life, accidental death and disability and long-term disability).

Mr. Eisenberg:

Executive Benefit and Payments Upon Termination	Voluntary Termination	Involuntary (Not for Cause or Constructive) Termination	For Cause Termination	Change in Control	Death
Compensation:					
Base Salary [1]	—	$499,000	—	$499,000	$124,750
Short-term incentive (100% of base salary)	—	—	—	—	—
Stock option vesting	—	—	—	—	—
Restricted stock vesting	—	—	—	—	—
Benefits and Perquisites:					
Post-termination health care	—	13,644	—	13,644	—
Life insurance proceeds	—	—	—	—	1,500,000
Accrued vacation pay	$23,031	23,031	$23,031	23,031	23,031
Other perquisites	—	—	—	—	—
Tax gross-up	—	—	—	—	—
Total:	$23,031	$535,675	$23,031	$535,675	$1,647,781

[1] Severance is paid in substantially equal amounts over 12 months, except that, under the terms of his employment agreement in the event salary continuation exceeds the limit under Section 409A of the Internal Revenue Code then salary continuation will be paid up to the limit and remaining salary continuation payments will be made following a six-month suspension of such payments.

Mr. Moran:

Executive Benefit and Payments Upon Termination	Voluntary Termination	Involuntary (Not for Cause or Constructive) Termination	For Cause Termination	Change in Control	Death
Compensation:					
Base Salary [1]	—	$325,000	—	—	—
Short-term incentive (100% of base salary)	—	—	—	—	—
Stock option vesting	—	—	—	—	—
Restricted stock vesting	—	—	—	—	—
Benefits and Perquisites:					
Post-termination health care	—	—	—	—	—
Life insurance proceeds	—	—	—	—	$750,000
Accrued vacation pay	$27,000	27,000	$27,000	$27,000	27,000
Other perquisites	—	—	—	—	—
Tax gross-up	—	—	—	—	—
Total:	$27,000	$352,000	$27,000	$27,000	$777,000

[1] Severance is paid in substantially equal amounts over 12 months.

Mr. Edwards:

Executive Benefit and Payments Upon Termination	Voluntary Termination	Involuntary (Not for Cause or Constructive) Termination	For Cause Termination	Change in Control	Death
Compensation:					
Base Salary [1]	—	$360,000	—	—	—
Short-term incentive (100% of base salary)	—	—	—	—	—
Stock option vesting	—	—	—	—	—
Restricted stock vesting	—	—	—	—	—
Benefits and Perquisites:					
Post-termination health care	—	6,763	—	—	—
Life insurance proceeds	—	—	—	—	$1,000,000
Accrued vacation pay	$40,967	40,967	$40,967	$40,967	40,967
Other perquisites	—	—	—	—	—
Tax gross-up	—	—	—	—	—
Total:	$40,967	$407,730	$40,967	$40,967	$1,040,967

[1] Severance is paid in substantially equal amounts over 12 months.

Mr. Japinga:

Executive Benefit and Payments Upon Termination	Voluntary Termination	Involuntary (Not for Cause or Constructive) Termination	For Cause Termination	Change in Control	Death
Compensation:					
Base Salary [1]	—	$350,000	—	—	—
Short-term incentive (100% of base salary)	—	—	—	—	—
Stock option vesting	—	—	—	—	—
Restricted stock vesting	—	—	—	—	—
Benefits and Perquisites:					
Post-termination health care	—	8,989	—	—	—
Life insurance proceeds	—	—	—	—	$1,000,000
Accrued vacation pay	$25,200	25,200	$25,200	$25,200	25,200
Other perquisites	—	—	—	—	—
Tax gross-up	—	—	—	—	—
Total:	$25,200	$384,189	$25,200	$25,200	$1,025,200

[1] Severance is paid in substantially equal amounts over 12 months.

West Marine has agreed to pay Mr. Eisenberg severance benefits in the event his employment is involuntarily terminated. If Mr. Eisenberg's employment is terminated without cause, or if he is constructively terminated prior to December 10, 2010, or he resigns within six months following a change in control of West Marine, then he will be entitled to receive a severance payment equal to 12 months of his base salary, to receive a prorated bonus for the year in which his employment is terminated, and to have the company continue to pay the premiums to continue Mr. Eisenberg's health insurance coverage under COBRA until the earlier of 12 months or when he becomes eligible for coverage under another employer's group health insurance plan. Under the terms of his employment agreement, however, if his salary continuation exceeds the limit under Section 409A of the Internal Revenue Code, then his salary continuation will be paid up to such limit with the balance paid following a six-month suspension.

Following the expiration of his employment agreement at the end of its three-year term, or if Mr. Eisenberg is terminated without cause, with respect to any stock options granted to him before his last day of employment with West Marine, he will have fully earned the right to retain such options, such options will become exercisable as of the date such options otherwise would have become vested (if his employment with the company had not terminated), and his right to exercise the vested stock options will extend for the remaining term of the option. Additionally, if West Marine experiences a change of control during the term of Mr. Eisenberg's employment as Chief Executive Officer, all of his outstanding unvested stock options will become fully-vested and exercisable immediately prior to consummation of the change of control. A "change of control" means any transaction or series of related transactions that results in the direct or indirect transfer to one or more persons or entities of more than 50% of the aggregate voting power of all classes of equity securities of West Marine, except if such person or entity is (a) a subsidiary or parent of West Marine; (b) West Marine's equity-based incentive compensation plan; (c) an entity formed to hold West Marine's common equity securities, provided the owners of such entity, on the date such entity became the holder of West Marine's common equity securities, are comprised of substantially all of the equity owners of West Marine immediately prior to that date; or (d) Mr. Repass or an entity controlled by Mr. Repass' family.

Per the terms of his employment agreement dated December 8, 2006, as amended on September 27, 2007, West Marine has agreed to pay Mr. Moran severance benefits in the event his employment is terminated without cause or if his employment is constructively terminated. In such event, in addition to accrued wages (such as base salary and accrued paid time off through the date of termination), he will be entitled to severance pay equal to 12 months of his base salary, payable over the 12-month period following the date of termination, and if the termination occurs during the second half of West Marine's fiscal year, a prorated bonus for the year in which his employment is terminated. No severance benefits are payable if Mr. Moran's employment is terminated voluntarily, as a result of his death or disability, or if West Marine terminates his employment for cause. Additionally, Mr. Moran's agreement, as amended, contains a "mitigation" provision, whereby severance amounts will be reduced by the amount of compensation earned or paid to him either as a result of new employment or serving as an independent consultant, and health benefits also would be terminated in the event such benefits are made available by his subsequent employment. Mr. Moran will be able to continue to exercise for a period of 90 days any stock options which were vested on the date of his termination.

In September 2004, West Marine entered into an executive termination and compensation agreement with Mr. Edwards that provides Mr. Edwards with special rights if he is subjected to an adverse job change for reasons other than cause, death or disability. An adverse job change consists of a substantial reduction in Mr. Edwards' job responsibilities, title, position or full-time employment. Under the agreement, if the adverse job change occurred in the second half of the West Marine's fiscal year, Mr. Edwards will be entitled to a prorated bonus for the year that included the adverse job change. In addition, for a period of one year following an adverse job change, Mr. Edwards will be entitled to receive his base salary and group health insurance benefits, and he will be able to continue to exercise any stock options which were vested on the date of the adverse job change for a period of 15 months following the date thereof.

In February 2006, West Marine entered into an executive termination and compensation agreement with Mr. Japinga that provides Mr. Japinga with severance benefits if his employment is terminated for reasons other than cause, death or disability. Under the agreement, Mr. Japinga will receive his base salary for 12 months, and if the termination occurs in the second half of the West Marine's fiscal year, Mr. Japinga will be entitled to a prorated bonus for the year in which the termination occurs. In addition, for a period of one year following such termination, Mr. Japinga will be entitled to receive group health insurance benefits for 12 months (unless he obtains alternate

employment that provides for health benefits) and will be able to continue to exercise any stock options which were vested on the date of termination for a period of 15 months following the date thereof.

Director Compensation

The following table sets forth certain information for fiscal year 2009, concerning the compensation for services in all capacities to West Marine and its subsidiaries earned by, awarded to, or paid to Mr. Repass and Directors who are not employees of West Marine.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[2]	Option Awards ($)[2]	All Other Compensation ($)	Total ($)
Randolph K. Repass[1]	10,161	—	—	—	10,161
David McComas	39,875	19,970	—	—	59,845
Barbara L. Rambo	43,000	14,000	5,410	—	62,410
Alice Richter	49,250	19,970	—	—	69,220
Peter Roy	43,000	14,000	5,410	—	62,410
Daniel J. Sweeney, Ph.D.	46,750	14,000	5,410	—	66,160
William U. Westerfield	49,250	14,000	5,410	—	68,660

(1) Mr. Repass agreed to forego his base salary of $100,000 in fiscal year 2009. This amount represents the amount paid to Mr. Repass prior to his agreement to forgo his 2009 salary, of which $5,517 was donated by Mr. Repass to a charitable organization and the balance used to cover his share of health and dental benefit contributions and taxes incurred in 2009.

(2) This column shows the aggregate grant date fair value of restricted stock awards and stock options granted in 2009 to our non-employee Directors. These amounts are used to calculate accounting expense and do not necessarily represent the actual value that will be realized by our non-employee Directors. For a description of the methodology and assumptions used to determine the amounts recognized in 2009, see Note 2 to our 2009 Financial Statements.

The following table sets forth information regarding stock options and restricted stock awards held by West Marine Directors other than Geoff Eisenberg and outstanding as of January 2, 2010:

	Option Awards				Restricted Stock Awards	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Nonexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares That Have Not Vested (#)	Market Value of Shares That Have Not Vested ($)
Randolph K. Repass	—	—	—	—	—	—
David McComas	—	—	—	—	2,005	16,160
	3,000		17.2650	May 11, 2015		
	2,000		26.2800	May 12, 2014		
	2,000		16.7466	May 7, 2013		
	2,000		22.0000	May 3, 2012		
	2,000		6.0800	May 10, 2011		
	2,000		8.6250	May 10, 2010		
Barbara L. Rambo	3,000	—	5.9700	May 20,2014	1,005	8,100
	4,500		5.7700	October 14, 2013		
Alice Richter	—	—	—	—	2,005	16,160
Peter Roy	3,000	—	5.9700	May 20,2014	1,005	8,100
	3,000		14.6100	May 4, 2011		
	3,000		17.2650	May 11, 2015		
	2,000		26.2800	May 12, 2014		
	2,000		16.7466	May 7, 2013		
	2,000		22.0000	May 3, 2012		
	2,000		6.0800	May 10, 2011[(1)]		
Daniel J. Sweeney, Ph.D.	3,000	—	5.9700	May 20, 2014	1,005	8,100
	3,000		4.6200	May 21, 2013		
	2,000		26.2800	May 12, 2014		
	2,000		16.7466	May 7, 2013		
	2,000		22.0000	May 3, 2012		
	2,000		6.0800	May 10, 2011		
William U. Westerfield	3,000	—	5.9700	May 20, 2014	1,005	8,100
	3,000		4.6200	May 21, 2013		
	3,000		13.5900	May 10, 2012		
	3,000		14.6100	May 4, 2011		
	2,000		26.2800	May 12, 2014		
	2,000		16.7466	May 7, 2013		
	2,000		22.0000	May 3, 2012		

[(1)] Mr. Roy exercised these stock options in March 2010.

Non-employee Directors are paid fees of:

- $2,000 for each Board meeting attended, payable on the meeting date;
- $16,000 as an annual cash retainer, payable quarterly; and
- $8,000 in the form of West Marine common stock and $6,000 of restricted stock granted under the Equity Incentive Plan, payable as of each annual meeting of stockholders. The $6,000 of restricted stock vests one year after the date it is granted.

In addition, following each annual meeting of stockholders, each independent Director, if nominated for re-election and so elected by stockholders, receives a grant of, at their election, either an option exercisable for 3,000 shares of common stock or 1,000 shares of restricted stock. However, following the first annual meeting at which a

Director is nominated for election and so elected by stockholders, such a Director instead receives a grant of, at their election, either an option exercisable for 4,500 shares of common stock or an award of 1,500 shares of restricted stock. The options are granted with an exercise price equal to the fair market value of West Marine's common stock on the grant date, and the options will become exercisable six months following the date of the award. All restricted shares vest one year after the grant date. Our Board generally expects that Directors will hold the shares received as restricted stock grants until such time as they resign from, determine not to stand for re-election to or are not nominated for re-election to the Board.

Ms. Richter, our Audit Committee Chair and financial expert, receives an additional annual retainer of $17,000. Mr. Westerfield, who is not seeking re-election at the Annual Meeting, will receive a pro-rated portion of the additional annual retainer of $17,000 through the May 19, 2010 Audit Committee meeting. The remaining members of the Audit Committee, Mr. Roy and Ms. Rambo, if elected to the Board and re-appointed to the Audit Committee, each will receive an additional annual retainer of $12,000. Dr. Sweeney, who is the current Chair of our Governance and Compensation Committee, is not seeking re-election at the Annual Meeting, and so he will receive a pro-rated portion of the additional annual retainer of $15,000 through the May 19, 2010 Governance and Compensation Committee meeting. Ms Rambo, if re-elected to the Board and appointed as the new Governance and Compensation Committee Chair, will receive an additional annual retainer of $15,000, and each other member of the Governance and Compensation Committee will continue to receive an additional annual retainer of $9,500.

All independent Directors will continue to be reimbursed for travel and other out-of-pocket expenses incurred by them that are incidental to their service on the Board. In addition, all Directors will be reimbursed for Board continuing education course fees up to $5,000 per annum. Due to economic challenges, based on our Chief Executive Officer's recommendation, our Governance and Compensation Committee suspended this reimbursement beginning in 2008 and continuing through 2010.

Directors who are associates of West Marine do not receive any compensation for serving on the Board of Directors.

Our Chairman of the Board, Randolph K. Repass, had a base salary in fiscal year 2009 of $100,000. However, Mr. Repass agreed to forego the remainder of his $100,000 base salary for fiscal year 2009 after having been paid $10,161. Mr. Repass donated $5,517 of this amount to Earthshare, a charitable organization supporting a healthy and sustainable environment, and the balance was used to cover his share of health and dental benefit contributions and taxes incurred in 2009. Mr. Repass has also subsequently agreed to forego his 2010 base salary of $100,000. Mr. Repass currently beneficially owns 7,303,813 shares or approximately 32.7% of our outstanding common stock. Mr. Repass has not been granted any stock options since our initial public offering in 1993 and receives no bonus.

EQUITY COMPENSATION PLAN INFORMATION

The following table summarizes information about West Marine's equity compensation plans as of January 2, 2010. All outstanding awards relate to West Marine's common stock.

	(a)	(b)	(c)
Plan category	**Number of securities to be issued upon exercise of outstanding options, warrants and rights (#)**	**Weighted-average exercise price of outstanding options, warrants and rights ($)**	**Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (#)**
Equity compensation plans/arrangements approved by securityholders	3,636,572 [(1)]	$11.37 [(1)]	626,697 [(2)]
Equity compensation plans/arrangements not approved by securityholders	- 0 -	- 0 -	- 0 -

---

(1) Pertains to stock options outstanding under the Equity Incentive Plan. Does not include 7,025 shares of restricted stock issued under the Equity Incentive Plan. Also does not include purchase rights accruing under the Associates Stock Buying Plan as the number of shares issuable and the exercise price under that plan will not be determinable until the end of the current offering period, April 30, 2010.

(2) Includes 626,697 shares of common stock reserved for future issuance under the Equity Incentive Plan. Does not include 759,046 shares of common stock currently reserved for issuance under the Associates Stock Buying Plan.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS

The following table indicates, as to (i) each person who is known to own beneficially 5% or more of the outstanding shares of our common stock, (ii) each Director and Director nominee, (iii) each Named Executive Officer and (iv) all Directors and executive officers at January 2, 2010 as a group, the number of shares and percentage of common stock beneficially owned as of March 22, 2010. As of the close of business on March 22, 2010, there were outstanding 22,350,829 shares of common stock of West Marine.

	Common Stock Beneficially Owned as of March 22, 2010(1)	
Beneficial Owner	**Number of Shares**	**Percent**
Randolph K. Repass	7,303,813 (2)	32.7%
Geoffrey A. Eisenberg	928,299 (3)	4.2%
Thomas R. Moran	166,361 (4)	*
Bruce Edwards	256,059 (4)	*
Ronald Japinga	192,400 (4)	*
David McComas	35,697 (5)	*
Barbara L. Rambo	12,270 (5)	*
Alice M. Richter	15,295 (5)	*
Peter Roy	49,317 (5)	*
Daniel J. Sweeney	20,784 (5)	*
William U. Westerfield	19,005 (5)	*
All Directors and executive officers as a group (10 persons)	8,999,299 (6)	40.3%
Franklin Resources, Inc.	3,733,946 (7)	16.7%
Dimensional Fund Advisors, LP	1,756,670 (8)	7.9%
Royce Associates, LLC	1,581,182 (9)	7.1%

* Less than one percent.

(1) Except as otherwise noted, each person has sole voting and investment power over the common stock shown as beneficially owned, subject to community property laws where applicable.

(2) The address of Mr. Repass is 500 Westridge Drive, Watsonville, California 95076-4100. Includes 254,600 shares held by Mr. Repass' wife, 30,500 shares held by Mr. Repass' minor son, 26,000 shares held in trust for the benefit of Mr. Repass' grandchildren and 185,900 shares held by the Repass-Rodgers Family Foundation Inc. Mr. Repass has sole voting and dispositive power with respect to 6,049,213 shares and is deemed to have shared voting and dispositive power with respect to 254,600 shares. Mr. Repass disclaims beneficial ownership of all shares attributed to his spouse and all shares held by the Repass-Rodgers Family Foundation. The beneficial ownership reported includes 1,000,000 shares held by the Randolph K. Repass 2009 Grantor Retained Annuity Trust dated July 2, 2009, and 1,000,000 shares held by the Randolph K. Repass 2010 Grantor Retained Annuity Trust dated March 23, 2010. Although Mr. Repass retains a limited pecuniary interest in the shares held by the two Grantor Retained Annuity Trusts, Mr. Repass retains sole investment control over the shares in such trusts and his brother, as co-trustee, has sole voting power over the shares.

(3) Includes stock options exercisable within 60 days to purchase 467,000 shares. Also includes 10,640 shares held by Mr. Eisenberg's children.

(4) Includes stock options exercisable within 60 days to purchase shares as follows: Thomas R. Moran, 166,361 shares; Bruce Edwards, 248,881; and Ronald Japinga, 181,361 shares.

(5) Includes stock options exercisable within 60 days to purchase shares as follows: David McComas, 13,000 shares; Barbara L. Rambo, 7,500; Alice M. Richter, 0 shares; Peter Roy, 17,000 shares; Daniel J. Sweeney, 14,000 shares; and William Westerfield, 18,000 shares. Includes restricted stock that vest on May 20, 2010 as follows: David McComas, 2,005 shares; Barbara L. Rambo, 1,005; Alice M. Richter, 2,005 shares; Peter Roy, 1,005 shares; Daniel J. Sweeney, 1,005 shares; and William Westerfield, 1,005 shares.

(6) Includes stock options exercisable within 60 days to purchase 1,133,103 shares.
(7) The information contained in the table and this footnote with respect to Franklin Resources, Inc. is based solely on a statement on Schedule 13G/A filed January 28, 2010 reporting beneficial ownership as of December 31, 2009 by Franklin Resources, Inc., Charles B. Johnson, Rupert H. Johnson, Jr., Franklin Templeton Investments Corp. and Franklin Advisory Services, LLC to the effect that (a) each (directly or indirectly) has dispositive and voting power over all these shares and (b) these shares are held by investment companies or other managed accounts which are advised by subsidiaries of Franklin Resources, Inc. pursuant to investment management contracts which grant to such subsidiaries all investment and voting power over these shares. The business address for Franklin Resources, Inc., Charles B. Johnson and Rupert H. Johnson, Jr. is One Franklin Parkway, San Mateo, California 94403-1906. The business address for Franklin Templeton Investments Corp. is 200 King Street West, Suite 1500, Toronto, Ontario, Canada M5H 3T4 and the business address for Franklin Advisory Services, LLC is One Parker Plaza, Ninth Floor, Fort Lee, New Jersey 07024-2938.
(8) The information contained in the table and this footnote with respect to Dimensional Fund Advisors LP is based solely on a statement on Schedule 13G/A filed February 8, 2010 reporting beneficial ownership as of December 31, 2009 by Dimensional Fund Advisors LP to the effect that (a) it has sole dispositive power over all of these shares and (b) it has sole voting power over 1,707,576 of these shares. The business address for Dimensional Fund Advisors LP is Palisades West, Building One, 6300 Bee Cave Road, Austin, Texas 78746.
(9) The information contained in the table and this footnote with respect to Royce & Associates, LLC is based solely on a statement on Schedule 13G/A filed January 26, 2010 reporting beneficial ownership as of December 31, 2009 by Royce & Associates, LLC to the effect that it has sole dispositive and voting power over all of these shares. The business address for Royce & Associates, LLC is 745 Fifth Avenue, New York, New York 10151.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires executive officers and Directors, and persons who own more than 10% of our common stock, to file reports of ownership and changes in ownership of West Marine common stock with the Securities and Exchange Commission. Executive officers, Directors and greater than 10% stockholders are required by Securities and Exchange Commission regulation to furnish West Marine with copies of all Section 16(a) forms they file.

Based solely on a review of copies of such reports received by West Marine, or written representations from certain reporting persons that no Forms 5 were required for those persons, we believe that, during the period from January 4, 2009 to January 2, 2010, our executive officers, Directors and greater than 10% stockholders filed on a timely basis all reports due under Section 16(a).

CERTAIN TRANSACTIONS

Since February 2002, West Marine has leased its store in Palo Alto, California from a trust, for which Randolph K. Repass is the trustee. Prior to that, West Marine leased its Palo Alto store directly from Randolph K. Repass. West Marine also leases its store in New Bedford, Massachusetts from a corporation of which Mr. Repass' brother is the President and his father is a member of the board of directors and a major stockholder. In addition, West Marine leases its Watsonville, California support center and its stores in Santa Cruz, California and Braintree, Massachusetts from three partnerships. Mr. Repass is a general partner of each such partnership and, together with certain members of his family, owns substantially all of the partnership interests in such partnerships. Geoffrey A. Eisenberg is a 7.5% limited partner in the two partnerships from which West Marine leases its Watsonville, California support center and its store in Santa Cruz, California. Pursuant to these leases, West Marine paid rent to Mr. Repass and such corporation and partnerships, as applicable, during fiscal years 2009, 2008 and 2007 in the aggregate amounts of approximately $1.6 million, $1.9 million and $1.9 million, respectively.

At the time these leases were entered into by West Marine, management had determined that the leases were negotiated at arm's length and, using comparative information, were entered into at terms favorable to West Marine. However, in light of the softening economy in February 2009, we engaged an independent real estate broker to re-negotiate the rental rates at the Watsonville Support Center at arm's length with the property management firm representing the partnership in which Messrs. Repass and Eisenberg own substantially all of the interests. For comparison purposes, an alternate site was considered, but was not considered comparable to the Watsonville facility. On July 29, 2009, West Marine and Watsonville Freeholders entered into a fourth amendment to the lease,

pursuant to which the term of the lease was extended through October 31, 2016 and the base rent was reduced, resulting in an aggregate savings over the lease term, as extended, of $1.3 million (net of brokerage fees). This fourth amendment further provided us with three additional separate and successive five-year options to extend the term of the lease following the October 31, 2016 expiration date, at the then fair market value for space that is substantially similar in type, size and quality to that of the original space. All other terms of the lease remained unchanged.

The transactions described above have been reviewed and approved by our Audit Committee in accordance with West Marine's written related party transaction policy which provides that any transaction between West Marine and a related person (other than compensation arrangements with directors and executive officers, which, in any case, are approved by the Governance and Compensation Committee) may only be entered into when the Audit Committee, the Board of Directors or, if management determines it is not practicable to wait until the next scheduled meeting, the Chair of the Audit Committee determines that the transaction in question is in, or is not inconsistent with, the best interests of West Marine and its stockholders. If the Chair of the Audit Committee acts under the policy, the Chair must report any interim approvals at the next scheduled meeting of the Audit Committee or Board of Directors, as the case may be. To date, the Chair of the Audit Committee has not been asked to provide interim approval of any transaction under the policy.

SELECTION OF INDEPENDENT AUDITORS
(Proposal No. 2)

The Audit Committee has selected, and approved the engagement of, Grant Thornton LLP, independent registered public accounting firm, as West Marine's independent auditors for fiscal year 2010. Although stockholder ratification of the Audit Committee's action in this respect is not required, the Audit Committee considers it desirable for stockholders to ratify its selection, subject to the review, oversight and discretion of the Audit Committee. If the stockholders do not ratify the selection of Grant Thornton LLP, the engagement of independent auditors will be reevaluated by the Audit Committee.

Ratification of the selection of Grant Thornton LLP shall be effective upon receiving the affirmative vote of the holders of a majority of the voting power of West Marine's common stock present or represented by proxy and entitled to vote at the Annual Meeting.

A representative of Grant Thornton LLP will be present at the Annual Meeting, will be offered the opportunity to make a statement if the representative so desires and will be available to respond to appropriate questions.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE RATIFICATION OF GRANT THORNTON LLP AS INDEPENDENT AUDITORS.

OTHER MATTERS

As of the date of this Proxy Statement, management does not know of any other matters to be considered at the Annual Meeting. If any other matters do properly come before the meeting, the persons named in the accompanying proxy intend to vote thereon in accordance with their best judgment, and the discretionary authority to do so is included in the proxy.

ANNUAL REPORT ON FORM 10-K

We will provide upon request and without charge to each stockholder receiving this Proxy Statement a copy of our Annual Report on Form 10-K for the fiscal year ended January 2, 2010, including the financial statements included therein. Copies can be obtained by writing to the Secretary, West Marine, Inc., 500 Westridge Drive, Watsonville, California 95076.

STOCKHOLDER PROPOSALS

We anticipate that the 2011 Annual Meeting of Stockholders will be held in May 2011. Any stockholders who intend to present proposals at the 2010 Annual Meeting, and who wish to have such proposals included in the proxy statement for the 2011 Annual Meeting, must ensure that the Secretary of West Marine receives such proposals no later than December 2, 2010. Such proposals must meet the requirements set forth in the rules and regulations of the Securities and Exchange Commission in order to be eligible for inclusion in our 2011 proxy materials. Proposals should be addressed to West Marine at 500 Westridge Drive, Watsonville, California 95076-4100, Attention: Secretary. Any stockholder proposals that a stockholder intends to present at the 2011 Annual Meeting, other than through the inclusion in the proxy materials, should be received at least 30 (but not more than 60) days prior to the scheduled date of the 2011 Annual Meeting. Any stockholder wishing to submit a proposal at the 2011 Annual Meeting should contact the Secretary of West Marine after March 1, 2011 to obtain the actual meeting date and proposal deadlines.

COST OF SOLICITATION

All expenses in connection with the solicitation of this proxy, including the charges of brokerage houses and other custodians, nominees or fiduciaries for forwarding documents to stockholders, will be paid by West Marine.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement includes "forward-looking statements," including statements concerning earnings expectations and statements that are predictive or express expectations that depend on future events or conditions that involve risks and uncertainties. Actual results may differ materially from the preliminary expectations expressed or implied in these forward-looking statements due to various risks, uncertainties or other factors, including those set forth in West Marine's annual report on Form 10-K for the fiscal year ended January 2, 2010. Except as required by applicable law, we assume no responsibility to update any forward-looking statements as a result of new information, future events or otherwise.

By Order of the Board of Directors



Pamela J. Fields, Esq.
Secretary

Watsonville, California
April 8, 2010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 2, 2010

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 0-22512

WEST MARINE, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	77-0355502
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
500 Westridge Drive, Watsonville, CA	95076-4100
(Address of Principal Executive Offices)	(Zip Code)

Registrant's Telephone Number, Including Area Code: (831) 728-2700

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $0.001 par value	NASDAQ Global Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act of 1933, as amended. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act of 1934, as amended (Exchange Act). Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of July 2, 2009, the last business day of the registrant's most recently completed second fiscal quarter, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was approximately $123.3 million based on the closing sale price of $5.55, as reported on the NASDAQ Global Market on such date.

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.

Class	Outstanding at March 9, 2010
Common stock, $.001 par value per share	22,350,829 shares

DOCUMENTS INCORPORATED BY REFERENCE

Document	Parts Into Which Incorporated
Proxy Statement for the Annual Meeting of Stockholders to be held on May 20, 2010.	Part II, Item 5 and Part III

(This page intentionally left blank)

WEST MARINE, INC.
2009 FORM 10-K ANNUAL REPORT
TABLE OF CONTENTS

		Page
PART I		
Item 1.	Business	1
Item 1A.	Risk Factors	4
Item 1B.	Unresolved Staff Comments	13
Item 2.	Properties	13
Item 3.	Legal Proceedings	13
Item 4.	[Reserved]	14
PART II		
Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	15
Item 6.	Selected Consolidated Financial Data	17
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	18
Item 7A.	Quantitative and Qualitative Disclosures about Market Risk	32
Item 8.	Financial Statements and Supplementary Data	33
Item 9.	Changes in and Disagreements With Accountants on Accounting and Financial Disclosure	60
Item 9A.	Controls and Procedures	60
Item 9B.	Other Information	60
PART III		
Item 10.	Directors, Executive Officers and Corporate Governance	61
Item 11.	Executive Compensation	61
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	61
Item 13.	Certain Relationships and Related Transactions, and Director Independence	61
Item 14.	Principal Accounting Fees and Services	61
PART IV		
Item 15.	Exhibits and Financial Statement Schedules	62

PRELIMINARY NOTE

This report is for the year ended January 2, 2010. This report modifies and supersedes documents filed prior to this report. The Securities and Exchange Commission (the "SEC") allows us to "incorporate by reference" information that we file with them, which means that we can disclose important information to you by referring you directly to those documents. Information incorporated by reference is considered to be part of this report. In addition, information that we file with the SEC in the future automatically will update and supersede information contained in this report.

We undertake no obligation (other than that required by law) to publicly update or revise any disclosures contained in this report, whether as a result of new information, future events or otherwise. Website references throughout this report are for information only, and the content of these websites is not incorporated by reference and should not otherwise be considered a part of this report.

PART I

ITEM 1—BUSINESS

General

West Marine is the largest boating supply retailer in the world with 2009 net revenues of $588.4 million. Our business strategy is to offer an assortment of competitively-priced merchandise for the boat and for the boater that meets the needs of individual boaters and boating businesses, provide great customer experiences, and offer the convenience of multi-channel shopping.

We have three reportable segments: Stores; Port Supply, our wholesale segment; and Direct Sales, which includes Internet and call center transactions. Our Stores segment generated approximately 89% of our 2009 net revenues. Our 335 Company-operated stores open at the end of 2009 are located in 38 states, Puerto Rico and Canada. In addition, we have two franchised stores in Turkey. Our Port Supply segment is one of the largest wholesale distributors of marine supply and equipment in the United States. Products shipped to Port Supply customers directly from our warehouses represented approximately 5% of our 2009 net revenues. Our Direct Sales segment offers customers around the world more than 50,000 products and accounted for the remaining 6% of our 2009 net revenues. Financial information about our segments appears in Note 10 to our consolidated financial statements, in Item 8 of this report.

West Marine, Inc. was incorporated in Delaware in September 1993 as the holding company for West Marine Products, Inc., which was incorporated in California in 1976. Unless the context otherwise requires, "West Marine," "we," "us," "Company" and "our" refer to West Marine, Inc. and its subsidiaries. Our principal executive offices are located at 500 Westridge Drive, Watsonville, California 95076-4100, and our telephone number is (831) 728-2700. Our two distribution centers are located in Rock Hill, South Carolina and Hollister, California.

All references to 2009, 2008 and 2007 in this report refer to our fiscal years ended on January 2, 2010, January 3, 2009 and December 29, 2007, respectively. Fiscal year 2008 was a 53-week year, while both fiscal years 2009 and 2007 were 52-week years.

Stores Segment

Since opening our first store in Palo Alto, California in 1975, we have grown through internal expansion and through strategic acquisitions to 335 locations open at the end of 2009. During 2009, we opened nine new stores.

In addition to our standard-sized stores—which typically range from 6,000 to 12,000 square feet and carry over 6,000 items—we operate flagship stores, large format stores and smaller "express" stores. The large format stores range from 13,000 to 19,000 square feet and carry about 11,000 items. Express stores typically range from 2,500 to 3,000 square feet and carry over 4,000 items, mainly hardware and other supplies needed for day-to-day boat maintenance and repairs.

At the end of 2009, we had flagship stores in Ft. Lauderdale, Florida, San Diego, California, Brick, New Jersey and Jacksonville, Florida. Our flagship stores, at 20,000 square feet or larger, offer an expansive array of merchandise—about 16,000 items—as well as interactive displays designed to help customers make informed product selections. These stores offer not only an extensive assortment of core boating hardware and supplies, but also present a broader selection of boating-related lifestyle products, such as apparel. The flagship stores feature unique visual design elements and fixtures with a nautical theme, designed to create an exciting atmosphere that we believe appeal to our customers.

We regularly monitor and take steps to improve individual store performance, including remodeling or expanding stores, relocating stores to more profitable locations and closing lower-performing stores which, along with our flagship store concept, form a part of our "market optimization" strategy. In 2009, we closed 18 stores

and remodeled two stores. In 2010, we expect to open three standard-sized stores, five large format stores and three flagship stores. We also will close underperforming stores as and when appropriate, although no specific locations have been identified. In addition, we continue to pursue opportunities to consolidate multi-store markets with larger stores.

Port Supply Segment

Port Supply, our wholesale segment, was created to expand our market share across a broader customer base and to leverage our purchasing and distribution efficiencies. Our extensive store network gives Port Supply an advantage in serving wholesale customers seeking convenience and a larger assortment of products than those carried by typical distributors. We serve the wholesale market through commissioned sales representatives, our stores, our call center and the Internet at *www.portsupply.com.*

In 2009, we distributed marine supplies to domestic and international wholesale customers. Our largest wholesale customer accounted for less than 2% of total Port Supply segment revenues. Port Supply customers include businesses involved in boat sales, boat building, boat commissioning and repair, yacht chartering, marina operations and other boating-related activities. In addition, Port Supply sells to government and industrial customers who use our products for boating and non-boating purposes. We believe that with continued customer focus and breadth of product selection and availability, we will continue to be recognized as the preferred wholesale distributor in the industry.

Direct Sales Segment

Our e-commerce website and virtual call center comprise the Direct Sales, or direct-to-customer, segment. This direct-to-customer channel complements the Stores segment by building brand awareness, acting as an additional marketing vehicle, and providing our customers with the option of shopping from across the globe.

Our e-commerce website provides our customers with access to a broad selection of over 50,000 products, unique product advisor tips and technical information, over 250 product videos and customer-submitted product reviews. We believe our website is a cost-effective means of testing market acceptance of new products and concepts.

This segment also provides customers with access to knowledgeable technical advisors who can assist our customers in understanding the various uses and applications of the products we sell. We operate a virtual call center from which our associates assist our customers by taking calls at home or from our support center in Watsonville, California. Our virtual call center supports sales generated through the e-commerce website, catalogs and stores and provides customer service offerings. Fulfillment of customer orders placed on the website or via our virtual call center is completed through our distribution centers, or in certain cases directly from the vendor to the customer.

We mail our catalogs to addresses from our proprietary customer list. In addition, we acquire potential customer names from a variety of sources, including lists purchased from or exchanged with other mail order merchandisers. All mail list exchanges are consistent with our published privacy policies. Our customer list is continually updated to include customer address changes and new customer prospects, and to eliminate non-responders and information of customers requesting to opt out of our marketing programs.

Foreign Sales

We promote and sell our marine products internationally through our Port Supply and Direct Sales segments. Through our Stores segment, we operate 10 stores located in Canada and we franchise two stores in Turkey. For each of 2009, 2008 and 2007, revenues outside of the United States represented 5% or less of our total net revenues.

Customer Service

Offering exceptional customer service has been the cornerstone of West Marine since our beginning. We remain focused on the customer and providing great customer experiences—a commitment to excellence that is embraced by all West Marine associates. Many of our selling associates receive advanced product and technical training, empowering them to take great care of our customers. We will continue to listen to our customers and refine our business to meet their needs.

Merchandising

West Marine is committed to a broad assortment of merchandise that provides what our customers want, when they want it. Our merchandising department is responsible for vendor and product selections; and our planning and replenishment department is responsible for purchasing and managing inventory levels in our distribution centers and our stores. We also offer our customers the ability to special order products that we do not keep in inventory in our stores or at our distribution centers.

We purchased merchandise from more than 800 vendors during 2009 and realized savings through quantity purchases and direct shipments. In 2009, no single vendor accounted for more than 11% of our merchandise purchases, and our 20 largest vendors accounted for approximately 43% of our merchandise purchases. Generally, we purchase merchandise from our vendors on an order-by-order basis.

During 2009, we continued to offer private label merchandise, which typically feature higher gross margins than comparable branded products. Private label products, which we sell under the "West Marine" and "Seafit" brand names, usually are manufactured in Asia, the United States and Europe. We have a limited number of long-term contracts with our manufacturing sources and we compete with other companies for production facilities and import quota capacity.

Logistics

We operate two distribution centers: a 472,000 square foot facility in Rock Hill, South Carolina and a 240,000 square foot facility in Hollister, California. Generally vendors ship products to our distribution centers, where merchandise is inspected and prepared for shipment to stores or drop-shipped directly to customers in order to fulfill inventory or outstanding customer orders for all of our business segments (Stores, Port Supply, and Direct Sales). Some vendors ship products directly to our stores. We use various third-party domestic and international transportation methods, such as ocean, air and ground, including Company-owned vehicles. Our distribution centers utilize advanced material handling equipment and voice-picking technologies, as well as radio frequency identification tagging, to enable real-time management of inventory.

Marketing

Our overall marketing objectives are to provide compelling product offerings to our customers that are aligned with our mission statement and financial goals, drive customer traffic, acquire new customers, and increase sales and profit. West Marine is committed to being a leader in sustainability within the industry by promoting "Green Boating" messages to our customers and the media. We position our West Marine brand to stand for better selection, trust, friendly and knowledgeable service, competitive prices and shopping convenience. We market our products and services through direct mail catalogs and flyers, email and advertisements in boating specialty publications, newspapers and on the Internet.

We participate in a number of boat shows and sponsor a number of boating-related events each year, ranging from sailing regattas and fishing derbies to waterway clean-up and environmental quality campaigns. These events are designed to encourage participation in boating, increase the number of people enjoying the boating lifestyle, promote environmental responsibility and improve West Marine's brand recognition.

Our free and paid-subscription loyalty programs rank among the largest recreational boating membership programs in the United States.

Competition

The retail market for marine supplies is highly competitive and our stores compete with other specialty boating supply stores, and a variety of local and regional specialty stores, sporting good stores and mass merchants. Many of these competitors have stores in markets where we now operate. Also, we have a number of competitors engaged in the catalog, Internet and wholesale distribution of marine products. The principal factors of competition in our marketplace are selection, quality, availability, price, customer service, convenience and access to a wide variety of merchandise.

Trademarks and Service Marks

We own the trademarks and service marks "West Marine" and "Port Supply," among others. These marks and a number of others are registered with the U.S. Patent and Trademark Office and in certain foreign countries. Each federal registration is renewable indefinitely if the mark is still in use at the time of renewal. We have a license to use the "BoatU.S." tradename under a marketing agreement with the Boat Owners Association of the United States, although we have discontinued the use of the BoatU.S. tradename except in certain limited situations.

Associates

As of February 27, 2010, we had 3,963 associates, of whom 1,810 were full-time and 2,153 were part-time or temporary. A significant number of temporary associates are hired during our peak selling season, which is summer. For example, West Marine employed 4,559 associates on July 4, 2009.

Available Information

West Marine's Internet address is *www.westmarine.com.* We make available, free of charge through the "Investor Relations" portion of our website, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Forms 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act including the exhibits thereto, as soon as reasonably practicable after such documents are electronically filed with, or furnished to, the SEC. Interested persons may also access copies of these reports through the SEC's website, *www.sec.gov.* We will furnish to our stockholders any exhibit to this annual report upon the written request of such stockholder and the payment of a specified fee, which is limited to our reasonable expenses.

We have adopted a code of ethics for our associates and Board of Directors, as well as an additional code of ethics for our senior financial officers (including our principal executive officer, principal financial officer and principal accounting officer). Copies of these codes of ethics are available on our website at *www.westmarine.com,* or printed copies can be obtained by writing to the Secretary, West Marine, Inc., 500 Westridge Drive, Watsonville, California 95076. Any amendments to these codes of ethics, as well as any waivers that are required to be disclosed under the rules of the SEC or the NASDAQ Stock Market, are posted on our website.

ITEM 1A—RISK FACTORS

Our business faces many risks. The risks described below may not be the only risks we face. Additional risks of which we are not yet aware, or that we currently think are immaterial, may also impair our business operations or financial results. If any of the events or circumstances described in the following risks actually occurs, our business, financial condition or results of operations could suffer and the trading price of our common stock could decline.

Our ability to generate revenue could be significantly affected by prolonged economic uncertainty.

The global economic crisis caused a general tightening in credit markets, lower levels of liquidity, increases in the rates of default and bankruptcy, and extreme volatility in credit, equity and fixed-income markets. A continued slowdown in the U.S. or global economy, or an uncertain economic outlook, could adversely affect consumer spending habits and our operating results in the future. Because consumers often consider boats to be luxury items, our success depends upon a number of factors relating to consumer spending, including current and future economic conditions affecting disposable consumer income such as consumer confidence, employment, business conditions, fuel prices, interest rates, tax rates and rising consumer debt levels. In addition, our business opportunities are directly dependent upon the level of consumer spending on recreational boating supplies, a discretionary spending item. There can be no assurance that the current trends of reduced spending in the boating industry in general and the recreational boating after-market in particular will not continue or that reduced consumer spending in general will not continue, thereby adversely affecting our net revenues and profitability.

An inability to find suitable new and expanded store sites or delays in new store openings could materially affect our financial performance.

In order to meet our growth objectives, we will need to secure an adequate number of suitable new or expanded store sites, typically near marinas or other locations readily accessible by boaters. We require that all proposed store sites satisfy our criteria regarding cost and location. In addition, we may experience increased competition for store sites and, at some point, exhaust available coastal locations for new stores. We cannot assure that we will be able to find a sufficient number of suitable new sites for any planned expansion in any future period.

Our expected financial performance is based on our new or expanded stores opening on expected dates. It is possible that events such as construction delays caused by permitting or licensing issues, material shortages, labor issues, weather delays or other acts of God, discovery of contaminants or accidents could delay planned new store openings beyond their expected dates or force us to abandon planned openings altogether. Any failure on our part to recognize or respond to these issues may adversely affect our revenue growth, which in turn may adversely affect our future operating results.

If we cannot successfully implement our expansion strategy, our growth and profitability could be adversely impacted.

Our continued growth depends to a significant degree on our ability to continue to expand our operations through the opening of new stores or the expanding or remodeling of existing stores, and our ability to operate these stores on a profitable basis. There can be no assurance that new, expanded and remodeled stores will achieve our expected level of profitability.

Our expansion is dependent upon a number of factors, including the adequacy of our capital resources and our ability to locate suitable store sites and negotiate acceptable lease terms, to hire, train and integrate associates and to adapt our distribution and other operational systems. There can be no assurance that we will be able to achieve our planned expansion or that such expansion will be accomplished on a profitable basis. Failure to achieve our planned expansion could have a material adverse effect on us.

Our expansion into new, unfamiliar markets presents increased risks that may prevent us from being profitable in these new markets.

Pursuant to our growth strategy, sometimes we open stores in new geographic markets. Typically, the first stores opened in a new market initially will not achieve operating results comparable to our existing stores due in large part to factors that generally affect store performance in new markets. These factors include less familiarity with local demographics, customer preferences, discretionary spending patterns, difficulties in attracting customers due to a reduced level of customer familiarity with our brand, difficulties in hiring a sufficient number

of qualified store associates and other factors. In addition, entry into new markets may bring us into competition with new, unfamiliar competitors. We cannot assure you that we will be successful in operating our stores in new markets on a profitable basis.

We experience fluctuations in our comparable store sales.

Our comparable store sales have fluctuated significantly in the past on an annual, quarterly and monthly basis, and we expect that they will continue to fluctuate in the future. A variety of factors affect comparable store sales, including boat usage, boating participation, current economic conditions, competition, the timing and release of new merchandise and promotional events, changes in our merchandise mix, the success of marketing programs and weather conditions. These factors and others may cause our comparable store sales to differ significantly from prior periods and from expectations. Failure to meet the expectations of investors in one or more future periods could reduce the market price of our common stock.

We have undertaken a number of initiatives designed to build our long-term strength. If one or more of these initiatives is unsuccessful, our profitability could be adversely affected.

Over the past couple of years, we launched a number of initiatives designed to increase sales and lower costs. These initiatives include optimizing our supply chain and inventory levels, closing under-performing stores with corresponding workforce adjustments, tailoring store merchandise assortments for local markets, expanding our wholesale business, investing in Internet business growth and investing in flagship stores. Each of these initiatives carries a certain level of risk, primarily related to increased expenses or reduced sales, which, when combined, could be substantial. If we fail to successfully execute one or more of these strategies, our profitability could be adversely affected.

Our results of operations could be adversely affected if unseasonably cold weather, prolonged winter conditions, natural disasters such as hurricanes or extraordinary amounts of rainfall occur, especially during the peak boating season in the second and third fiscal quarters.

Our business is highly seasonal. The majority of our revenues occur between the months of April and August, which represent the peak boating months in most of our markets. Our annual results would be materially and adversely affected if our net revenues were to fall below expected seasonal levels during this period. Our business also is significantly affected by weather patterns. Unseasonably cool weather, prolonged winter conditions, extraordinary amounts of rainfall or natural disasters may decrease boating use in the peak season, resulting in lower maintenance needs and, therefore, decreased revenues.

Intense competition in the boating supply and outdoor recreation markets could reduce our revenue and profitability.

The retail market for recreational boating supplies and apparel is highly competitive. Our stores compete with other specialty marine supply stores. Many of these competitors have stores in the markets in which we now operate and in which we plan to expand. We also compete, to a lesser extent, with sporting goods stores and mass merchants. Our Internet and call center operations compete with other Internet and catalog retailers. We also have a number of competitors in the wholesale distribution of marine products. In addition, a key competitive factor in the marine supplies market is price. The bankruptcy or liquidation of one or more of our competitors in any one of our market segments could result in such competitors offering close-out prices that we cannot viably match. Competitive pressures resulting from competitors' pricing policies have adversely affected our gross margins, and such pressures are expected to continue. There can be no assurance that we will not face greater competition from other retailers or that we will be able to compete successfully with existing and new competitors.

If any of our key vendors or manufacturers fail to supply us with merchandise, we may not be able to meet the demands of our customers and our sales could decline.

We depend on merchandise purchased from our vendors and sourced from third-party manufacturers to obtain products for our sales channels. Generally, we deal with our suppliers on an order-by-order basis and have limited long-term purchase contracts or other contractual assurances of continued supply or pricing. Accordingly, our vendors and manufacturers could discontinue selling products to us at any time. The loss of any key vendor or manufacturer for any reason could limit our ability to offer products that our customers want to purchase. In addition, we believe many of our vendors obtain their products from China, Taiwan, Korea, Mexico and other countries, and we source products from third-party manufacturers in these countries. A vendor could discontinue selling to us products manufactured in foreign countries at any time for reasons that may or may not be within our control or the vendor's control, including foreign government regulations, political unrest, war, disruption or delays in shipments, changes in local economic conditions, quotas, quality control and trade issues. Also, during weak economic times, such as those we are currently facing, there is an increased risk that certain of our vendors may experience financial difficulty resulting in inability to service, manufacture or deliver products to us in a timely manner. Additionally, changes in commercial practices of our key vendors or manufacturers, such as changes in vendor support and incentives or changes in credit or payment terms, could negatively impact our operating results. Our operating results also could suffer if we are unable to promptly replace a vendor or manufacturer who is unwilling or unable to satisfy our requirements with a vendor or manufacturer providing equally appealing products.

If we lose key management or are unable to attract and retain the talent required for our business, our operating results and financial condition could suffer.

Our future performance is substantially dependent upon the continued services of certain members of our senior management. We do not maintain any key-man life insurance for our senior management, including Randolph K. Repass, Chairman of our Board of Directors, nor Geoff Eisenberg, our President and Chief Executive Officer. The loss of the services of any key members of senior management could have a material adverse effect upon us. In addition, our continued growth depends on our ability to attract and retain skilled executives. There can be no assurance that we will be able to retain our existing personnel or attract additional qualified executives in the future or that our current management team can achieve our planned expansion or continue to operate West Marine in a profitable manner.

Our business depends on our ability to meet our labor needs.

Our success depends in part upon our ability to attract, motivate and retain a sufficient number of qualified associates, including general managers, assistant managers, call center associates and store associates, who understand and appreciate boating and the boating lifestyle and are able to communicate knowledgeably with our customers. Qualified individuals of the requisite caliber and in the numbers needed to fill these positions may be in short supply in some areas, and the turnover rate in the retail industry is high.

If we are unable to hire and retain sales associates capable of consistently providing a high level of customer service, as demonstrated by their enthusiasm for our culture and knowledge of our merchandise, our business could be materially adversely affected. Although none of our associates currently are covered by collective bargaining agreements, we cannot guarantee that our associates will not elect to be represented by labor unions in the future, which could increase our labor costs. Additionally, competition for qualified associates could require us to pay higher wages to attract a sufficient number of associates. An inability to recruit and retain a sufficient number of qualified individuals in the future may delay the planned openings of new stores. Any such delays, any material increases in associate turnover rates at existing stores or any increases in labor costs could have a material adverse effect on our business, financial condition or operating results.

We must successfully order and manage our inventory to reflect customer demand in a volatile market and anticipate changing consumer preferences and buying trends or our revenues and profitability will be adversely affected.

Our success depends upon our ability to successfully manage our inventory and to anticipate and respond to merchandise trends and customer demands in a timely manner. The retail consumer industry, by its nature, is volatile and sensitive to numerous economic factors, including consumer preferences, competition, market conditions and general economic conditions. None of these factors are within our control. We cannot predict consumer preferences with certainty, and consumer preferences often change over time. We usually must order merchandise well in advance of the following selling season. The extended lead times for many of our purchases may make it difficult for us to respond rapidly to new or changing product trends, increases in customer demand or changes in prices. If we misjudge either the market for our merchandise or our customers' purchasing habits, our revenues may decline significantly and we may not have sufficient quantities of merchandise to satisfy customer demand or we may be required to mark down excess inventory, either of which would result in lower profit margins.

A natural disaster or other disruption at our support center or either of our distribution centers could cause us to lose merchandise or inhibit our ability to process orders and, therefore, make us unable to effectively deliver to our direct customers and retail stores.

We rely on the continuous operation of our support center in Watsonville, California, and our distribution centers in Hollister, California, and Rock Hill, South Carolina. Any natural disaster or other serious disruption to these operations due to fire, flood, earthquake, hurricane, terrorism or any other unforeseen circumstance could materially impair our ability to do business and adversely affect our financial position and future operating results.

Reliance on our information technology systems exposes us to potential risks.

Reliance on our information technology systems exposes us to potential risks of interruptions due to natural disasters, cyber-attacks, unplanned outages, fraud perpetrated by malicious individuals or other causes. Our information technology systems and processes are based in our support center in Watsonville, California and a co-location managed by a third-party provider. We intend to increase our reliance on information technology systems in order to improve our business processes and supply chain efficiencies. Any unmitigated interruption of our information technology systems may have a negative impact on future financial results.

Our founder and Chairman, Randolph K. Repass, beneficially owns approximately 33% of our common stock. As a result, his interests may differ from that of our other stockholders.

Randolph K. Repass, the Chairman of our Board of Directors, beneficially owns approximately 33% of our common stock. As a result, Mr. Repass has substantial influence in the election of directors of West Marine and, in general, the outcome of any matter submitted to a vote of our stockholders, including mergers, consolidations or the sale of all or substantially all of our assets. Due to his significant ownership position, Mr. Repass may be able, in concert with others, to prevent or to cause a change in control of West Marine.

We face periodic reviews, audits and investigations by government agencies, and these audits could have adverse findings, which may negatively impact our business.

We are subject to various routine and non-routine reviews, audits and investigations by various federal and state governmental regulators, including environmental, tax and customs agencies. Violation of the laws and regulations governing our operations, or changes in interpretations of those laws, could result in the imposition of civil or criminal penalties, the suspension or revocation of our licenses, or the revision and recoupment of past payments made based on audit findings. If we become subject to material fines or if other sanctions or other corrective actions were imposed upon us, our results of operations may be negatively impacted.

Our business and financial results may be adversely affected by global climate change or by legal, regulatory or market responses to such change.

The growing political and scientific sentiment is that increased concentrations of carbon dioxide and other greenhouse gases in the atmosphere are influencing global weather patterns. Changing weather patterns, along with the increased frequency or duration of extreme weather conditions, especially during our peak boating season, could reduce the sale of our products or materially affect our store locations, which are primarily located in coastal areas, through storm damage, reduced traffic, or increased insurance rates. Additionally, concern over climate change, including global warming, has led to legislative and regulatory initiatives directed at limiting greenhouse gas emissions. For example, proposals that would impose mandatory requirements on greenhouse gas emissions continue to be considered by policy makers which, if adopted, may adversely affect the boating industry and the suppliers of our retail products. Laws enacted may increase production costs for many of our retail products and, therefore, the prices we pay to stock such products may increase. We may not be able to pass along these increased prices to our customers, which could adversely impact our business and financial results.

Our failure to comply with certain environmental regulations could adversely affect our business.

We sell paints, varnishes and other products. The storage, distribution, transportation and disposal of some of these products are subject to a variety of federal and state environmental regulations. Our failure to comply with these regulations could have an adverse impact on our business. In addition, we have indemnified certain of our landlords for any hazardous waste which may be found on or about the particular property or operation. If any such hazardous waste were to be found on property that we occupy, a significant claim giving rise to our indemnity obligation could adversely impact our operating results.

Because we self-insure against certain risks and maintain high deductibles on certain of our insurance policies, our operating results may be adversely affected if we suffer a substantial casualty.

We believe that insurance coverage is prudent for risk management, and we expect that our insurance costs will continue to increase. For certain types or levels of risk, including medical care, we have decided to limit our purchase of relevant insurance, choosing instead to self-insure. With medical insurance, we have individual and aggregate stop loss insurance to protect us from large claims. In other cases, we have elected to retain a higher portion of the risk in the form of higher deductibles. If we suffer a substantial loss that is not covered by commercial insurance, the loss and attendant expenses could have a material adverse effect on our business and operating results.

In 1999, we began insuring our workers' compensation losses through a high deductible program. This high per-claim deductible permits us to maintain low premium rates but may result in unexpectedly high costs if actual losses greatly exceed the expected losses in a year, with a corresponding negative effect on our operating results.

Our workers' compensation expense is tied directly to the frequency and severity of workplace injuries to our associates. The costs associated with our workers' compensation program include case reserves for reported claims up to the per claim deductible, an additional expense provision for unanticipated increases in the cost of open injury claims and for claims incurred in prior periods but not reported, as well as fees payable for claims administration. We recognize our liability for the ultimate payment of incurred claims and claims adjustment expenses by accruing liabilities on an actuarial basis which represent estimates of future amounts necessary to pay claims and related expenses with respect to covered events that have occurred. It is possible that our actual future workers' compensation obligations may exceed the amount of its accrued liabilities, with a corresponding negative effect on future earnings, due to such factors as unanticipated adverse loss development of known claims, and the effect, if any, of claims incurred but not reported.

A material weakness in our internal control over financial reporting could lead to errors in our financial statements and a lack of investor confidence in us and a resulting decline in our stock price.

Management has concluded that, as of January 2, 2010, we had not maintained effective internal control over financial reporting. As a result of the identified material weakness, an adjustment was necessary to accrued liabilities and costs of goods sold with respect to accrued freight charges during the fourth quarter ended January 2, 2010. However, the adjustment related to the material weakness and other fourth quarter adjustments, viewed individually or in the aggregate, did not result in any material misstatement of any financial statements we previously issued.

Although, as disclosed in Item 9A in this annual report on Form 10-K, we are in the process of implementing measures to remediate the material weakness by reviewing and improving our process for reconciling significant management estimates related to accrued freight charges, there can be no assurance that our remedial efforts will be effective, nor can there be any assurances that additional material weaknesses will not be identified in the future. Until our remediation efforts are completed, we will continue to be at an increased risk that our financial statements could contain errors that will be undetected, and we will continue to incur the expense and management burdens associated with the remediation efforts and the additional procedures required to prepare our consolidated financial statements. Any failure to remedy our material weakness could have a material adverse effect on our business and results of operations and could have a substantial adverse impact on the trading price of our common stock.

Further, the existence of our material weakness in our internal control over financial reporting could lead investors to question the reliability and accuracy of our reported financial information. Any such lack of confidence in the financial information that we produce could result in a decline in our stock price.

Failure to comply with the SEC's permanent injunction entered on consent against us could subject us to further SEC enforcement actions, which could adversely affect our business.

As previously disclosed, we were the subject of a formal investigation by the SEC's Division of Enforcement. We reached a consensual resolution of the SEC's civil complaint resulting in a permanent injunction (the "SEC Injunction") entered on August 31, 2009 in the U.S. District Court for the Northern District of California, San Jose Division. In agreeing to the entry of the SEC Injunction, we neither admitted nor denied the allegations in the SEC's complaint. The SEC Injunction, by its terms, permanently restrains and enjoins us from, among other things, (1) filing with the SEC any report under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and rules and regulations adopted under the Exchange Act, that contains any untrue statement of a material fact, which omits to state any material fact necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading, or that omits to disclose any information required to be disclosed, (2) failing to make and keep accurate books, records and accounts, and (3) failing to devise and maintain an adequate system of internal accounting controls and procedures. Our failure to comply with any of the provisions of the SEC Injunction could adversely affect our business as a result of further SEC investigations, enforcement action, criminal prosecution and penalties, which could be significant.

The price of our common stock may be subject to volatile fluctuations based on fluctuations in our quarterly results, general economic and market conditions and by our ability to meet market expectations.

The market price of our common stock may be subject to significant fluctuations in response to operating results, comparable store sales announcements, announcements by competitors, our ability to meet market expectations and other factors. Variations in the market price of our common stock may also be the result of changes in the trading characteristics that prevail in the market for our common stock, including low trading volumes, trading volume fluctuations and other similar factors. These market fluctuations, as well as general economic conditions, may adversely affect the market price of our common stock. We cannot assure that the market price of our common stock will not fluctuate or decline significantly in the future.

Our efforts to expand internationally, whether through acquisitions, franchising, licensing or similar arrangements, may not be successful and could impair the value of our brands.

The effect of international expansion, either by the acquisition of existing marine businesses or through franchising, licensing, joint venture or other similar arrangements, on our business and results of operations is uncertain and will depend upon various factors, including the demand for our products in new markets internationally, our ability to identify appropriate acquisition candidates or third parties to act as franchisees, licensees, distributors or in a similar capacity, the ability of third parties to meet their projections regarding store openings and sales, and our ability to employ personnel or consultants experienced in international operations. Failure to expand internationally successfully or a failure to protect the value of our brands could have an adverse effect on our results of operations.

General economic and business conditions as well as those specific to the retail industry may adversely affect our business and results of operations.

Worsening economic and business conditions may adversely impact consumer spending, particularly in discretionary areas, such as boating. Discretionary consumer spending, which is critical to our success, is influenced by general economic conditions and the availability of discretionary income. Accordingly, we may experience declines in sales during economic downturns or during periods of uncertainty. In addition, volatility in fuel and other energy prices as well as consumer uncertainty that has accompanied the ongoing home mortgage and credit "crisis" and general weakness in housing markets and the economy in general has resulted in decreased discretionary consumer spending. A continuing decline in consumer confidence or the amount of discretionary spending could have a material adverse effect on our sales, results of operations, business and financial condition.

Our profitability may be adversely affected if we do not continue to improve our business processes in response to worsening economic conditions.

From time to time we may have to restructure our business to react to worsening economic conditions, a decline in the boating industry (or the softening of our industry) and/or to changing technology, products and markets. If we are not able to continue to improve our business processes, our financial and our information technology systems, or if we are not able to restructure our business in response to the deteriorating economic conditions, we may not be able to achieve our financial objectives.

Fluctuations in currency exchange rates may adversely impact our cash flows and earnings.

We have retail stores located in Canada, and therefore our cash flows and earnings are exposed to currency exchange rate fluctuations between the U.S. dollar and the Canadian dollar. While we may attempt to limit our exposure to exchange rate changes by entering into short-term currency exchange contracts, there is no assurance that we will hedge or will be able to hedge such foreign currency exchange risk or that our hedges will be successful. Our currency exchange gains or losses may adversely impact our cash flows and earnings. Additionally, adverse movements in currency exchange rates could result in a reduction in growth of international direct sales, impacting our cash flows and earnings.

Economic and other factors affecting financial institutions and the value of our collateral could affect our access to capital.

Borrowings against our credit facility represent our primary source of capital. U.S. and global credit markets have recently undergone significant disruption, making it difficult for many businesses to obtain financing on acceptable terms. In addition, an increasing number of financial institutions have reported significant deterioration in their financial condition. If our lender is unable to perform its obligations under our existing credit facility, and we are unable to find suitable replacements on acceptable terms, our results of operations, liquidity and cash flows could be adversely affected. Further, our existing credit facility expires in December 2010. Given the current credit environment, we do not expect to renew the facility with terms and conditions similar to our existing facility and our cost of borrowing will likely be higher than our existing facility.

Our credit facility is secured by a security interest in our assets, primarily inventory and accounts receivable. Under the terms of our credit facility, the availability of borrowings under the facility is directly related to the assessed values of these assets. If the value of these assets were to decline due to market conditions or any other reason, this would, in turn, reduce the amount of capital available to West Marine. The resulting lack of liquidity could adversely affect our ability to operate and appropriately invest in the business.

Our reputation and business could be materially harmed as a result of data breaches, data theft, unauthorized access or hacking.

The protection of our customer, associate and Company data is critical to West Marine. The regulatory environment surrounding information security and privacy is increasingly demanding, with the frequent imposition of new and constantly changing requirements. Additionally, our Internet operations are subject to a number of risks, including reliance on third-party providers, online security breaches and/or credit card fraud. Credit card issuers have promulgated credit card security guidelines as part of their ongoing effort to battle identity theft and credit card fraud. We continue to work with our third-party providers and credit card issuers to assure that our products and services comply with the credit card association's security regulations. There can be no assurances, however, that our processes and systems, or those of our third-party providers, are invulnerable to unauthorized access or hacking. Unauthorized intrusion into portions of our computer systems, or those of our third-party providers that process and store information related to our customer transactions, may result in a data breach and theft of customer data.

We rely on proprietary and commercially available systems, software, tools and monitoring to provide security for processing, transmitting and storing confidential customer information, such as customer's payment cards and personal information. Furthermore, the systems currently used for transmission and approval of payment card transactions, and the technology utilized in payment cards themselves, all of which can put payment card data at risk, are determined and legally mandated by payment card industry standards, not by us. Compliance with these requirements may result in cost increases due to necessary system and administrative process changes. Improper activities by third parties, advances in computer and software capabilities and encryption technologies, new tools and discoveries, and other events or developments, may facilitate or result in a compromise or breach of our computer systems. Any such compromises or breaches could cause interruptions in our operations, damage our reputation, subject us to costs, fines or liabilities, and potentially hurt sales, revenues and profits.

We face the risk of exposure to product liability claims, product recalls and adverse publicity.

We market and distribute products purchased from third-party suppliers, including products which are marketed and resold under our private label brand. We may inadvertently resell product(s) that contain a defect which may cause property damage or personal injury to our end-user customers, which therefore exposes us to the risk of adverse publicity, product liability claims, and product recalls or other regulatory or enforcement actions, including those initiated by the U.S. Consumer Product Safety Commission, by state regulatory authorities or through private causes of action. We generally seek contractual indemnification and insurance coverage from our suppliers and we carry our own insurance. However, if the insurance coverage is not adequate and/or the contractual indemnification is not provided by or enforceable against the supplier, product liability claims relating to defective and/or recalled products could have a material adverse effect on our ability to successfully market our products and on our business, financial condition and results of operations. In addition, even if a product liability claim is not successful or is not fully pursued, the negative publicity surrounding a product recall or any assertion that our products caused property damage or personal injury could damage our brand identity and our reputation with existing and potential customers and have a material adverse effect on our business, financial condition and results of operations.

Changes in laws and regulations could increase our cost of doing business.

We are subject to a wide variety of laws and regulations in the United States and the other countries and jurisdictions in which we operate, and changes in the level of government regulation of our business have the

potential to materially alter our business practices and/or our profitability. Changes in U.S. or foreign law that change our operating requirements with respect to sourcing or reselling products could increase our costs of compliance or make it too expensive for us to offer such products, which could lead to a reduction in revenue. Also, changing regulations and laws governing the Internet and e-commerce transactions (including taxation, user privacy, data protection, pricing and electronic communications) could impede the growth of our Internet business and increase our cost of doing business. Furthermore, changes in federal or state wage requirements (including changes in entitlement programs such as health insurance, paid leave programs, or other changes in workplace regulation) could adversely impact our ability to achieve our financial targets. Additionally, because a portion of our merchandise is imported from overseas, changes in trade restrictions, new tariffs and quotas, and higher shipping costs for goods could adversely impact our merchandise costs and our ability to achieve anticipated operating results.

Changes in accounting standards, interpretations or applications of accounting principles, and subjective assumptions, estimates and judgments by management related to complex accounting matters, could significantly affect our financial results.

Generally accepted accounting principles and related accounting pronouncements, implementation guidelines and interpretations with regard to a wide range of matters that are relevant to our business including, but not limited to, inventory valuation adjustments, capitalized indirect costs, costs associated with exit activities, impairment of long-lived assets, workers' compensation reserves, and valuation allowances against our deferred tax assets, are highly complex and involve many subjective assumptions, estimates and judgments by our management. Changes in underlying assumptions, estimates or judgments by our management could significantly change our reported or expected financial performance. Additionally, changes in accounting principles and related accounting pronouncements, their interpretation and/or their application to our financial statements could result in material charges to our financial statements.

ITEM 1B—UNRESOLVED STAFF COMMENTS

None.

ITEM 2—PROPERTIES

Our executive offices and support center are located in a 106,000 square foot facility in Watsonville, California, which we occupy under a lease that expires in 2016. We operate a 240,000 square foot distribution center located in Hollister, California, under a lease that expires in 2011, and a 472,000 square foot distribution center located in Rock Hill, South Carolina, under a lease that expires in 2017.

At January 2, 2010, our 335 stores comprised an aggregate of approximately 2.7 million square feet of space. Nearly all of our stores are leased, typically for a five-year or 10-year initial term, with options to renew for at least one five-year period. In some leases, we pay a fixed rent, in others we have a period of fixed rent and then a rent change that is either fixed or determined by a consumer price index calculation. Substantially all of our leases require us to pay insurance, utilities, real estate taxes, repair and maintenance expenses and common area maintenance.

ITEM 3—LEGAL PROCEEDINGS

We are involved in various legal and administrative proceedings, claims and litigation arising in the ordinary course of business. Based on the facts currently available, we do not believe that the disposition of matters that are pending or asserted, individually and in the aggregate, will have a material adverse effect on our financial position. However, an adverse judgment by a court, administrative or regulatory agency, arbitrator or a settlement could adversely impact our results of operations in any given period.

Additionally, U.S. Customs and Border Protection has advised us that it will be performing a "focused assessment" of our import practices for fiscal 2008. We intend to cooperate with the agency in its assessment. At this time, this matter is in a preliminary stage and the outcome cannot be predicted.

ITEM 4—[RESERVED]

PART II

ITEM 5—MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock trades on the NASDAQ Global Market tier of the NASDAQ Stock Market under the symbol "WMAR". The following table sets forth, for the periods indicated, the high and low closing sales prices for our common stock, as reported by the NASDAQ Stock Market.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2009				
High	$5.75	$6.25	$9.50	$8.20
Low	$3.80	$4.95	$5.48	$6.88
2008				
High	$9.44	$7.05	$6.21	$6.47
Low	$6.40	$4.10	$3.45	$3.91

As of March 9, 2010, there were approximately 7,000 holders of record of our common stock, and the last sale price reported on the NASDAQ Global Market was $10.78 per share.

We have not paid any cash dividends on our common stock, and we do not anticipate doing so in the foreseeable future.

The information required by this item with respect to securities authorized for issuance under equity compensation plans is incorporated by reference from our definitive proxy statement for the 2010 annual meeting of stockholders.

The following graph compares the five-year cumulative total stockholder return on West Marine common stock with the five-year cumulative total return of (i) the NASDAQ Market Index and (ii) peer companies in the Hemscott Industry Group 745—Specialty Retail, Other index. The graph showing the Hemscott Industry Group 745—Specialty Retail, Other was compiled and prepared for West Marine by Morningstar, Inc. The index presented below consists of 62 specialty retailers. †



ASSUMES $100 INVESTED ON JAN. 2, 2005
ASSUMES DIVIDEND REINVESTED
FISCAL YEAR ENDING JAN. 2, 2010

	01/02/2005	12/31/2005	12/30/2006	12/29/2007	01/03/2009	01/02/2010
West Marine, Inc.	$100.00	$ 56.48	$ 69.78	$ 36.44	$18.42	$ 32.57
Specialty Retail, Other	100.00	101.71	121.44	97.29	93.10	148.88
NASDAQ Market Index	100.00	102.20	112.68	124.57	74.71	108.56

The performance graph set forth above will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or under the Securities Exchange Act of 1934, except to the extent that we specifically incorporate it by reference, and will not otherwise be deemed to be soliciting material or to be filed under such Acts.

† The specialty retailers in the Hemscott Industry Group 745—Specialty Retail, Other index that are included in West Marine's performance graph are as follows: A.C. Moore Arts & Crafts, Inc., Able Energy, Inc., ACTIS Global Ventures, Inc., Assured Pharmacy, Inc., Barnes & Noble, Inc., Bio-Clean, Inc., Blink Couture, Inc., Books-A-Million, Inc., Borders Group, Inc., Carbon Credits International, Inc., China Daquing M&H Petroleum, Inc., Clickable Enterprises, Inc., Clyvia, Inc., Coldwater Creek, Inc., Emerging Vision, Inc., Ferrellgas Partners, L.P., Gallery of History, Inc., Gander Mountain Company, Genex Pharmaceutical, Inc., Glacier Water Services, Hancock Fabrics, Inc., Hennes & Mauritz AB, Indigo Books & Music, Inc., Inergy Holdings, L.P., Inergy, L.P., IParty Corp., Jo-Ann Stores, Inc., LI3 Energy, Inc., Luxottica Group S.P.A. (ADR), MarineMax, Inc., Medifast, Inc., Midas, Inc., Office Depot, Inc., OfficeMax, Inc., Omphalos Corp., Ovale Group, Inc., Paper Warehouse, Inc., Perfumania Holdings, Inc., Petal Decorative Accents, Inc., PetSmart, Inc., Regal Life Concepts, Inc., Sally Beauty Holdings, Inc., Sharper Image, Sherwin-Williams Company, Silver Pearl Enterprises, Inc., Sotheby's, Staples, Inc., Star Gas Partners, L.P., Suburban Propane Partners, L.P., SureQuest Systems, Inc., Tasty Fries, Inc., TechniScan, Inc., Titan Machinery, Inc., Tractor Supply Company, TravelCenters of America LLC, Vertical Branding, Inc., Vibe Records, Inc., Vitamin Shoppe, Inc., WaterPure International, Inc., Wireless Age Communications, Inc., Zagg, Inc., and West Marine, Inc.

ITEM 6—SELECTED CONSOLIDATED FINANCIAL DATA

The following consolidated balance sheet data for 2009 and 2008 and consolidated statement of operations data for 2009, 2008 and 2007 have been derived from our consolidated financial statements for the fiscal years appearing elsewhere in this report and should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations in Item 7 and our consolidated financial statements and notes thereto in Item 8.

(in thousands, except per share and operating data)	2009	2008	2007	2006	2005
Consolidated Statement of Operations Information:					
Net revenues	$588,416	$631,258	$679,561	$716,644	$692,137
Income (loss) from operations	10,345	(22,932)(1)	(51,107)(3)	(4,356)(4)	(666)(5)
Income (loss) before income taxes	9,539	(25,270)(1)	(55,069)(3)	(10,762)(4)	(7,741)(5)(6)
Net income (loss)	12,376	(38,800)(1)(2)	(49,976)(3)	(7,624)(4)	(3,022)(5)(6)
Net income (loss) per share:					
Basic	$ 0.56	$ (1.76)(1)(2)	$ (2.30)(3)	$ (0.36)(4)	$ (0.14)(5)(6)
Diluted	0.55	(1.76)(1)(2)	(2.30)(3)	(0.36)(4)	(0.14)(5)(6)
Consolidated Balance Sheet Information:					
Working capital	$157,620	$183,223	$207,722	$213,674	$256,171
Total assets	292,237	314,592	368,318	430,129	475,997
Long-term debt, net of current portion	—	47,000	52,338	69,027	117,000
Operating Data:					
Stores open at year-end	335	344	372	377	404
Comparable stores net sales (decrease) increase	(3.6%)	(6.8%)	(1.9%)	2.4%	(2.2%)

(1) Includes the following items on a pre-tax basis: a $10.7 million pre-tax charge for store closures and other restructuring costs (see Note 3 to our consolidated financial statements for further discussion); a $2.9 million pre-tax charge for impairment of long-lived assets; and $2.2 million of costs related to the now-settled SEC investigation.

(2) Includes the impact of a $23.2 million non-cash charge, to provide a full valuation allowance against all net deferred tax assets, including 2008 additions to deferred tax assets.

(3) Includes the following items on a pre-tax basis: a $56.9 million non-cash charge for impairment of goodwill (see Note 1 to our consolidated financial statements for further discussion); $2.7 million of costs related to the now-settled SEC investigation; $1.3 million of termination severance payments to our former chief executive officer; a $1.3 million non-cash charge for impairment of long-lived assets; and a $0.6 million pre-tax charge for store closure and other restructuring costs.

(4) Includes a $10.9 million pre-tax charge for store closures and other restructuring costs (see Note 3 to our consolidated financial statements for further discussion), and a $4.6 million pre-tax charge for impairment of long-lived assets.

(5) Includes a $4.0 million pre-tax charge for reducing inventory value, an $8.8 million pre-tax charge for cancelled software development projects and a $2.0 million pre-tax charge for discontinuing use of an acquired tradename.

(6) Includes a $0.8 million pre-tax charge for the unamortized portion of loan costs related to the repayment of then-existing debt, in connection with obtaining our current credit facility.

ITEM 7—MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis is based upon our financial statements as of the dates and for the periods presented in this section. You should read this discussion and analysis in conjunction with the financial statements and supplementary data in Item 8.

Forward-Looking Statements

The statements in this Form 10-K that relate to future plans, events, expectations, objectives or performance (or assumptions underlying such matters) are forward-looking statements that involve a number of risks and uncertainties. These forward-looking statements include, among other things, statements that relate to our future plans, expectations, objectives, performance and similar projections, as well as facts and assumptions underlying these statements or projections. These forward-looking statements may involve known and unknown risks, uncertainties and other factors that may cause our actual results and performance in future periods to be materially different from any future results or performance suggested by the forward-looking statements in this report. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that actual results will not differ materially from these expectations. These risks, uncertainties and other factors are discussed under risk factors in Item 1A of this report.

Readers are cautioned not to place undue reliance on forward-looking statements, which are based only upon information available as of the date of this report. We do not undertake, and specifically disclaim any obligation, to publicly release the result of any revisions that may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized.

Overview

We are the largest boating supply retailer in the world with 2009 net revenues of $588.4 million and net income of $12.4 million. Our business strategy is to offer an assortment of competitively-priced merchandise for the boat and for the boater that meets the needs of individual boaters and boating businesses, provides great customer experiences and offers the convenience of multi-channel shopping.

We believe that revenues were adversely affected during fiscal year 2009 by less-than-desired in-stock levels. We attribute this to a combination of factors. The two most significant of these were higher demand than forecasted and poor fulfillment from a number of our key suppliers. While we cannot quantify missed sales due to in-stock issues, we do believe merchandise availability had a negative impact on us in 2009, and we have taken, and will continue to take, a host of targeted steps to address this issue during 2010. We have increased our focus and investment in the total supply chain, and we believe we will be in a better position to react to changes in customer demand.

A few of the new or continuing key strategies we are implementing or building upon during 2010 include:

- Expanding our merchandise selection, including adding product assortment throughout all of our wide range of merchandise categories and accelerating development of West Marine private-label brands across a number of categories.
- Improving the on-line experience for our customers with more and better content, improved search capabilities, faster speed and other new features.
- Providing outstanding product information and search capabilities by taking steps to better provide information that customers want and need through technology solutions and educational programs that help our customers and associates better access products and information.
- Continuing associate development, which will prioritize both product knowledge and management development with a focus on better planning, execution and supervisory skills.

We have three reportable segments: Stores; Port Supply; and Direct Sales. Our Stores segment generated approximately 89% of our 2009 net revenues. Our 335 Company-operated stores open at the end of 2009 are located in 38 states, Puerto Rico and Canada. In addition, we have two franchised stores in Turkey. Our Port Supply segment is one of the largest wholesale distributors of marine equipment in the United States. Products shipped to Port Supply customers directly from our warehouses represented approximately 5% of our 2009 net revenues. Our Direct Sales segment, which includes our Internet and call center operations, offers customers around the world more than 50,000 products and it accounted for the remaining 6% of our 2009 net revenues.

Results of Operations

The following table sets forth certain income statement components expressed as a percent of net revenues:

	2009	2008	2007
Net revenues	100.0%	100.0%	100.0%
Cost of goods sold	72.7%	73.5%	71.3%
Gross profit	27.3%	26.5%	28.7%
Selling, general and administrative expense	25.8%	28.0%	27.6%
Goodwill impairment	0.0%	0.0%	8.4%
Store closures and other restructuring costs	(0.3%)	1.6%	0.1%
Impairment of long-lived assets	0.0%	0.5%	0.1%
Income(loss) from operations	1.8%	(3.6%)	(7.5%)
Interest expense	0.2%	0.4%	0.6%
Income (loss) before income taxes	1.6%	(4.0%)	(8.1%)
Provision (benefit) for income taxes	(0.5%)	2.1%	(0.7%)
Net income (loss)	2.1%	(6.1%)	(7.4%)

Fiscal 2009 Compared with Fiscal 2008

Net revenues for 2009 were $588.4 million, a decrease of 6.8%, compared to net revenues of $631.3 million for 2008. Net revenues were unfavorably impacted by $6.1 million due to an extra week in fiscal year 2008, when compared to fiscal year 2009. Net income for 2009 was $12.4 million. This compares to a net loss for 2008 of $38.8 million, which included a $10.7 million pre-tax charge for store closures and other restructuring costs, a $2.9 million non-cash, pre-tax charge for impairment of long-lived assets and the impact of a $23.2 million charge to provide a valuation allowance against our deferred tax assets.

Segment revenues

Net revenues for the Stores segment decreased $26.4 million, or 4.8%, to $525.4 million in 2009, primarily due to an $18.7 million, or 3.6%, decrease in comparable store sales and a $27.1 million decrease attributable to store closures in 2008 and 2009. Partially offsetting these decreases was $18.4 million of revenue from new stores opened in 2008 and 2009. The Stores segment generated $5.5 million of revenues in the first and extra week of fiscal 2008, which negatively impacted comparisons year-over-year. During fiscal 2009, we experienced some favorable impacts on our business including continued improvement in boat usage, continued movement towards do-it-yourself projects, and favorable results from our product expansions and larger store formats. We believe we have also benefited from changes in the competitive landscape, including the liquidation of one of our primary national competitors, and lower gas prices during peak boating season.

While recently we have seen increased boat usage in some markets, we expect consumers to continue to carefully evaluate their needs-based boating purchases and continue to be very conservative with their spending on discretionary items. During 2010, we expect to open and close a small number of stores in connection with

our real estate optimization strategy of evolving to having fewer, larger stores in many of our key markets. As a result of these actions, we expect that our overall store counts will decline slightly, while our total selling square footage will remain stable or increase slightly. In addition, we will continue with our practice of monitoring the operating performance and economics of all store locations and evaluating for closure any underperforming stores when the economics favor doing so.

Port Supply net revenues through our distribution centers decreased $10.5 million, or 26.7%, to $28.9 million in 2009, primarily due to lower sales year-over-year to two customer types, boat dealers and boat builders. We believe these customers were negatively impacted by the challenging economic environment and tight credit markets and we expect sales to these customers to stabilize during fiscal 2010.

Net revenues from our Direct Sales segment decreased $5.9 million, or 14.7%, to $34.1 million, due to a decline in the international market year-over-year, at a much greater pace than domestic activity. During fiscal 2010, we do not expect total revenues from this segment to exceed revenues levels experienced last year.

We believe that ongoing weakness in the economy will continue to put downward pressure on our revenues, with corresponding risks to our earnings and cash flow as our customer traffic and sales are most closely tied to boat usage, which is a discretionary spending item. However, we also believe that we may continue to benefit from changes in the competitive landscape. Additionally, we expect some favorable impact on our business from continued movement to do-it-yourself projects and from our product expansions and larger store formats. We have set conservative budgets for 2010 and will continue to focus on managing expenses and maximizing cash flow.

Comparable store sales

Comparable store sales for the 52-week period ended January 2, 2010 decreased by 3.6%, or $18.7 million, compared to the 53-week period ended January 3, 2009. Comparable store sales changes during the first, second, third and fourth quarters of 2009 were (6.8%), (1.0%), (4.3%) and (4.8%), respectively. The overall comparable store trends were consistent across the geographic regions. The decline in comparable store sales reflects lower sales of discretionary items, partially offset by increased sales of core boating parts and accessories. While we have seen increased boat usage in some markets, we expect consumers to carefully evaluate their needs-based boating purchases and to continue to be conservative with their spending on discretionary items. We currently anticipate that our 2010 comparable store sales will stabilize and be relatively flat when compared to 2009.

Gross profit

Gross profit decreased by $6.5 million, or 3.9%, to $160.9 million in 2009, compared to $167.4 million for 2008, primarily due to lower sales. However, gross profit increased as a percentage of net revenues by 0.8% to 27.3% in 2009, compared to 26.5% in 2008, primarily due to a 0.9% increase in product margin driven by more effective promotions, less clearance activity and a shift in revenues to higher-margin core boating categories, such as maintenance. Additionally, inventory shrinkage improved by 0.2% and buying and distribution costs leveraged by 0.1%. Improvements were partially offset by the deleveraging of 0.4% in occupancy expense. Occupancy is our largest fixed expense, and its impact on gross margin rate is largely driven by sales results and the fixed nature of the expense.

Selling, general and administrative expense

Selling, general and administrative ("SG&A") expense decreased by $24.5 million, or 13.9%, to $152.3 million in 2009, compared to $176.8 million for 2008 and decreased as a percentage of revenues by 2.2% to 25.8% in 2009, compared to 28.0% in 2008. The decrease in SG&A expense primarily was due to $9.9 million in lower support and selling overhead expense, including a $3.2 million reduction in costs related to the now-settled

SEC investigation. SG&A was also lower by $8.4 million for lower payroll, marketing and other variable expenses reflecting lower revenues. Decreased expenses associated with stores closed in 2009 resulted in a further reduction of $5.5 million. Expenses also were lower by $4.8 million due to favorable foreign currency translation gains compared to the 2008 fiscal year. Lower expenses were partially offset by $7.6 million in higher accrued bonus expense reflecting performance above budgeted expectations and $1.8 million in higher expense related to the additional week in fiscal 2008.

Store closure and other restructuring costs

Store closure and other restructuring costs for 2009 decreased by $12.4 million compared to 2008. During 2008, we recognized restructuring expenses of $10.7 million consisting of $6.9 million for store closures, $0.1 million for Port Supply, $2.9 million for closing a distribution center, $0.5 million for repositioning the call center and $0.3 million of severance costs for reductions in force at our Watsonville, California support center. Also in 2008, due to unfavorable macroeconomic conditions, we increased reserves for lease contract termination obligations by $2.0 million for stores closed as part of our 2006 restructuring plan. During the fourth quarter of 2009, we reached an agreement to sublease a location which had the largest associated termination obligation. The terms of this particular agreement were more favorable than what we originally estimated and resulted in a $1.7 million reversal in 2009 of the previously accrued estimated costs. For additional information, see Note 3 to our consolidated financial statements.

Impairment of long-lived assets

Expenses related to the impairment of long-lived assets were less than $0.1 million in fiscal 2009, compared to $2.9 million in 2008. The 2008 non-cash charge primarily was attributable to the 45 underperforming stores, of which 19 have been closed.

Interest expense

Interest expense decreased $1.5 million, or 65.5%, to $0.8 million in 2009, compared to $2.3 million in 2008. The decrease in interest expense was due to both lower interest rates and lower average outstanding bank borrowings in fiscal 2009, compared to fiscal 2008.

Income taxes

Our effective income tax rate for 2009 was a benefit of 29.7%, compared to a provision of 53.5% in 2008. The change in our effective tax rate was primarily due to the use of net operating losses under recently enacted federal legislation which allows companies to extend the carry back period from two to five years for periods beginning or ending in 2008 or 2009, as well as our ability to use timing differences not previously benefited due to the valuation allowance. The year-over-year difference also was due to management's decision in 2008 to increase the valuation allowance by $23.2 million to bring it to a valuation allowance of $33.9 million against the deferred tax assets. For more information, see Note 8 to our consolidated financial statements.

Fiscal 2008 Compared with Fiscal 2007

Net revenues for 2008 were $631.3 million, a decrease of 7.1%, compared to net revenues of $679.6 million for 2007. Net loss for 2008 was $38.8 million, which included a $10.7 million pre-tax charge for store closures and other restructuring costs, a $2.9 million non-cash, pre-tax charge for impairment of long-lived assets and the impact of a $23.2 million charge to provide a valuation allowance against our deferred tax assets. This compares to a net loss for 2007 of $50.0 million, which included a $56.9 million non-cash, pre-tax charge for impairment of goodwill, $1.3 million non-cash, pre-tax charge for impairment of long-lived assets and $0.6 million non-cash, pre-tax charge for store closures and other restructuring costs. Fiscal 2008 was a 53-week fiscal period, and fiscal 2007 was a 52-week period.

Segment revenues

Net revenues for the Stores segment decreased $42.3 million, or 7.1%, to $551.8 million in 2008, primarily due to a $38.2 million, or 6.8%, decrease in comparable store sales and an $18.5 million decrease attributable to store closures in 2007 and 2008. Partially offsetting the sales decreases was $11.5 million of revenues from new stores opened in 2007 and 2008.

Port Supply net revenues through our distribution centers decreased $2.2 million, or 5.2%, to $39.5 million in 2008, primarily due to increased revenues to Port Supply customers through our store locations which are included in Stores revenues. Across the Port Supply business (stores and warehouse), we observed lower sales year-over-year to two customer types, boat dealers and boat builders. We believe these customers were negatively impacted by the challenging economic environment and credit crisis.

Net revenues from our Direct Sales segment decreased $3.9 million, or 8.9%, to $40.0 million, due to decreased revenues from our call center channel. The decrease from the call center channel was offset partially by increased Internet revenues. The decline in this segment was driven by lower domestic sales, partially offset by higher sales in some international markets.

Comparable store sales

Comparable store sales for the 53-week period ending January 3, 2009 decreased in 2008 by 6.8%, or $38.2 million, compared to the 52-week period ending December 29, 2007. Comparable store sales changes during the first, second, third and fourth quarters of 2008 were (9.4%), (7.8%), (4.7%) and (5.1%), respectively. The decline in comparable store sales reflected lower sales of higher-priced discretionary items and lower in-store traffic levels throughout the year. Sales of usage-based products, such as fishing and watersports equipment, declined at a rate greater than the overall comparable store trend, which we believe was indicative of reduced boating activity. The overall comparable store trends were consistent across the country.

Gross profit

Gross profit decreased by $27.4 million, or 14.1%, to $167.4 million in 2008, compared to $194.9 million for 2007. Gross profit decreased primarily due to lower sales. Gross profit as a percentage of net revenues decreased to 26.5% in 2008, a decrease of 2.2% compared to 28.7% in 2007. Gross profit was lower as a percentage of revenues by 0.8% due to occupancy expense. Vendor allowances deleveraged, down 0.7%, because of the reduced purchases for 2008 in line with lower sales and reduced inventory. Buying and distribution also contributed to the decline as a percentage of revenues, down 0.4%.

Selling, general and administrative expense

SG&A expense decreased by $10.4 million, or 5.6%, to $176.8 million in 2008, compared to $187.2 million for 2007 and increased as a percentage of revenues to 28.0% in 2008, a 0.4% increase, compared to 27.6% in 2007. The impact of expense controls implemented in 2008, combined with lower variable expenses driven by lower revenues, resulted in a $7.8 million decrease. Decreased expenses associated with stores closed in 2008 drove a further reduction of $3.4 million. Expenses were also lower due to lower management bonuses with a year-over-year reduction of $1.9 million in 2008 and $1.3 million paid in fiscal 2007 to our former chief executive officer as severance compensation. Lower expenses were offset partially by $2.8 million in unfavorable foreign currency translation adjustments.

Store closure and other restructuring costs

In 2008, we anticipated closing a small number of stores, which we originally estimated to be in the range of 10 to 15 locations. These closures primarily were due to relocation, or consolidation of smaller stores into fewer, larger stores to better serve our markets. During the second quarter of fiscal 2008, we conducted a more detailed

analysis of store operations, particularly in light of deteriorating boating market conditions, and concluded that additional underperforming stores should be closed. During the year, we closed 32 stores spread across several major boating markets. During the third quarter of 2008, as part of our business restructuring effort, we decided to close our distribution center located in Hagerstown, Maryland, and our call center located in Largo, Florida. We recognized restructuring expenses of $10.7 million consisting of $6.9 million for store closures, $0.1 million for Port Supply, $2.9 million for the distribution center, $0.5 million for the call center and $0.3 million of severance costs for reductions in force at our Watsonville, California support center. For additional information, see Note 3 to our consolidated financial statements.

Impairment of long-lived assets

Impairment of long-lived assets was $2.9 million in fiscal 2008, compared to $1.3 million in 2007. The 2008 charge primarily was attributable to the impairment of 45 stores. The 2007 charge was attributable to the impairment of store and information technology assets.

Interest expense

Interest expense decreased by $1.6 million, or 41.0%, to $2.3 million in 2008, compared to $4.0 million in 2007, due to both lower interest rates and lower average outstanding bank borrowings in fiscal 2008, compared to fiscal 2007.

Income taxes

Our effective income tax rate for 2008 was a provision of 53.5%, compared to a benefit of 9.2% in 2007. The change in our effective tax rate was due to management's decision to establish a valuation allowance of $23.2 million against the net deferred tax assets. For more information, see Note 8 to our consolidated financial statements.

Liquidity and Capital Resources

We ended 2009 with cash of $10.3 million, an increase from $7.5 million at the end of 2008. Working capital, the excess of current assets over current liabilities, decreased to $157.6 million at the end of 2009, compared with $183.2 million at the end of 2008. The decrease in working capital primarily was attributable to a $26.0 million reduction in inventory at the end of 2009 as compared to year-end 2008. Neither our access to, nor the value of, our cash equivalents was materially affected by the liquidity problems experienced by certain financial institutions over the past couple of years.

Our cash needs for working capital are supported by a secured credit facility. There is risk to this capital resource stemming from current market conditions in that the amount we have available to borrow under our loan agreement primarily is driven by the estimated liquidation value of our inventory. External factors, such as increased liquidations and bankruptcies in the marketplace, could put downward pressure on this liquidation value and thus our associated borrowing availability. However, we continue to take steps to mitigate this risk. First, we are focusing on maximizing cash flow and minimizing borrowing needs. We expect to accomplish this by: (i) increasing inventory turnover, which will require lower working capital to maintain fresh and adequate inventory at our stores; (ii) continuing to focus on expense control, including continual re-engineering efforts to simplify and streamline administrative, inventory and other business processes, and to shrink or eliminate overhead costs as and when necessary or appropriate; and (iii) being conservative in capital spending and concentrating on investments with a demonstrable financial return. Second, we are improving the quality of our inventory by controlling the proportion of overstocked or discontinued goods. Third, we are maintaining communications with our lenders to keep them apprised of our business plans and to monitor their ability to fund their loan commitment.

Economic conditions remain unfavorable and credit markets remain tight. As a result, the pricing of debt under our existing credit facility may be favorable compared to the current market. If renegotiated today, we believe our pricing would be worse and would likely result in an incremental increase in interest charges. We do not believe such an incremental cost would have a material impact on our consolidated financial statements.

Operating activities

During 2009, our primary source of liquidity was cash flow from operations. Net cash provided by operating activities was $62.6 million for 2009, compared to $20.6 million last year. Net cash provided by operating activities improved year-over-year by $42.0 million reflecting lower SG&A expense and no restructuring charges that drove our net income and $26.0 million of lower merchandise inventories due to lower purchases. The lower inventory purchases resulted not only from lower sales expectations, but also from our focus on better overall inventory management and correct product assortment in each store based on customer demographics. The change in cash provided by operating activities year-over-year was also driven by higher accounts payable as inventory purchases were higher in the last several weeks of the year versus the prior year as we ramped up our purchases of core goods earlier in the 2010 season to enable us to maintain in-stock levels to react to fluctuating customer supply and demand.

Moreover, for the first time in many years, we were debt-free during the entire fourth quarter of 2009 due to our continuing focus on working capital management. As a result, in accordance with applicable accounting guidance, checks outstanding at period end were recorded as a reduction to cash and corresponding reduction to accounts payable. Historically, we funded outstanding checks with draws under our credit facility. When we expect and intend to fund outstanding checks through borrowings under our credit agreement, we do not record a reduction to accounts payable until the checks are cashed and a corresponding increase in borrowings is recorded. As of January 2, 2010, the impact was a $3.8 million reduction of both cash (current assets) and accounts payable (current liabilities).

Capital growth

In 2009, our capital expenditures were $13.7 million, mainly for new stores, store remodels, information technology and investment in supply chain efficiencies. We opened nine new stores and remodeled two stores in 2009. During 2010, we expect a moderate increase in capital expenditures from the 2009 levels, mainly for store development activities, including new stores, store remodels and expansions, and information technology enhancements. We intend to fund our expansion through cash generated from operations and, if necessary, credit facility borrowings.

Financing arrangements

Net cash used in financing activities was $46.0 million in 2009, primarily consisting of $47.0 million in net credit facility repayments, partially offset by $1.0 million in cash provided by financing activities related to associate share-based compensation plans.

We have a credit facility that allows for borrowings of up to $225.0 million and that expires in December 2010. Borrowing availability is based on a percentage of our inventory (excluding capitalized indirect costs) and certain accounts receivable. At our option, subject to certain conditions and restrictions, our loan agreement provides up to $25.0 million in additional financing during the term. The credit facility is guaranteed by our subsidiaries and is secured by a security interest in all of our accounts receivable and inventory and that of our subsidiaries, certain other assets related thereto, and all proceeds thereof. The credit facility includes a $50.0 million sub-facility available for the issuance of commercial and stand-by letters of credit. The credit facility also includes a sub-limit of up to $20.0 million for same day advances.

At our election, borrowings under the credit facility bear interest based upon one of the following rates: (1) the prime rate announced by Wells Fargo Bank, National Association at its principal office in San Francisco, California or (2) the interest rate per annum at which deposits in U.S. dollars are offered by reference lenders to

prime banks in designated markets located outside the United States. In each case, the applicable interest rate is increased by a margin imposed by the loan agreement.

The applicable margin for any date will depend upon the amount of available credit under the revolving facility. The loan agreement also imposes a commitment fee on the unused portion of the revolving loan facility. For 2009, 2008 and 2007, the weighted average interest rate on all of our outstanding borrowings was 1.8%, 4.2% and 6.6%, respectively.

Although our loan agreement contains customary covenants, including but not limited to, restrictions on our ability and that of our subsidiaries to incur debt, grant liens, make acquisitions and investments, pay dividends and sell or transfer assets, it does not contain debt or other similar financial covenants, such as maintaining certain specific leverage, debt service or interest coverage ratios. Instead, our loan is asset-based (which means our lenders maintain a security interest in our inventory and accounts receivable which serve as collateral for the loan), and the amount we may borrow under our loan agreement at any given time is determined by the estimated liquidation value of these assets as determined by the lenders' appraisers. Additional loan covenants include a requirement that we maintain minimum revolving credit availability equal to the lesser of $15.0 million or 7.5% of the borrowing base. In addition, there are customary events of default under our loan agreement, including failure to comply with our covenants. If we fail to comply with any of the covenants contained in the loan agreement, an event of default occurs which, if not waived by our lenders or cured within the applicable time periods, results in the lenders having the right to accelerate repayment of all outstanding indebtedness under the loan agreement before the stated maturity date. A default under our loan agreement also could significantly and adversely affect our ability to obtain additional or alternative financing. For example, the lenders' obligation to extend credit is dependent upon our compliance with these covenants. As of January 2, 2010, we were in compliance with our bank covenants.

At the end of fiscal year 2009, there were no amounts outstanding under this credit facility, and $88.7 million was available for future borrowings. At the end of fiscal year 2008, borrowings under this credit facility were $47.0 million, bearing interest at rates ranging from 1.7% to 3.3%, and $73.6 million was available to be borrowed. At the end of fiscal year 2009 and 2008, we had $7.4 million and $5.8 million, respectively, of outstanding commercial and stand-by letters of credit.

Our aggregate borrowing base cannot exceed $225.0 million and was $103.8 million and $136.7 million as of fiscal year 2009 and 2008, respectively. Our borrowing base at each of our last two fiscal year-ends consisted of the following (in millions):

	2009	2008
Accounts receivable availability	$ 3.9	$ 5.2
Inventory availability	105.5	136.2
Less: reserves	(5.6)	(4.7)
Total borrowing base	$103.8	$136.7

Our aggregate borrowing base was reduced by the following obligations (in millions):

Ending loan balance	$—	$ 47.0
Outstanding letters of credit	7.4	5.8
Total obligations	$ 7.4	$ 52.8

Accordingly, our availability as of fiscal year 2009 and 2008, respectively, was (in millions):

Total borrowing base	$103.8	$136.7
Less: obligations	(7.4)	(52.8)
Less: minimum availability	(7.7)	(10.3)
Total availability	$ 88.7	$ 73.6

As mentioned above, our credit facility expires in December 2010. Therefore, we are currently exploring financing alternatives and are in discussions with various parties. We expect to secure a new credit facility before the expiration of our current facility.

Contractual obligations

Aggregate information about our unconditional contractual obligations as of January 2, 2010 is presented in the following table (in thousands).

	Total	2010	2011	2012	2013	2014	After 5 years
Contractual cash obligations:							
Operating leases (1)	$196,255	$42,401	$35,644	$28,622	$20,974	$15,933	$52,681
Purchase commitments (2)	27,316	27,316	0	0	0	0	0
Bank letters of credit	7,302	7,302	0	0	0	0	0
Other long-term liabilities (3)	3,196	1,321	1,213	632	30	0	0
	$234,069	$78,340	$36,857	$29,254	$21,004	$15,933	$52,681

(1) Operating lease amounts in this table represent minimum amounts due under existing agreements and exclude costs of insurance, taxes, repairs and maintenance.

(2) All but a limited number of our purchase commitments are cancelable by us without penalty; however, we do intend to honor these commitments.

(3) The timing of the remaining cash obligations including $1.7 million for uncertain tax positions cannot be predicted. See "Critical Accounting Policies and Estimates" for more information.

We are party to various arrangements that are conditional in nature and obligate us to make payments only upon the occurrence of certain events, such as delivery of functioning software products. Because it is not possible to predict the timing or amounts that may be due under these conditional arrangements, no such amounts have been included in the table above.

Off-balance sheet arrangements

Operating leases are the only financing arrangements not reported on our consolidated balance sheets. We do not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as special purpose entities or variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other limited purposes. As of January 2, 2010, we are not involved in any unconsolidated special purpose entities or variable interest entities.

Seasonality

Historically, our business has been highly seasonal. In 2009, approximately 65% of our net sales and all of our net income occurred during the second and third quarters, principally during the period from April through August, which represents the peak months for boat buying, usage and maintenance in most of our markets.

Business Trends

Our research indicates that the U.S. boating industry continues to experience a down cycle, as evidenced by lower sales trends in each of our business segments compared to last year, lower new and used boat sales, and declining boat registrations in key states. There are a number of steps we are continuing to implement in response to

this challenging industry climate to ensure orderly management of the business and preserve our financial strength and maximize our opportunity when the marketplace recovers. Our focus has been to reduce expenses and maximize cash flow by:

- controlling our operating expenses through variable expense management, as well as reengineering and streamlining business processes;
- continuing to improve the quality of our inventory by tightly controlling overstocked or discontinued goods;
- opening nine stores, closing 18 stores and remodeling or expanding a small number of stores during 2009;
- establishing a conservative budget for 2010, which focuses on expense control and emphasizes working capital management; and
- further exploring methods and strategies to drive sales and market presence.

We believe weak economic conditions and uncertainty in the financial markets have adversely impacted discretionary consumer spending in an already challenging climate for the boating industry, and we believe that this economic weakness will continue to have an impact on our sales revenue, with corresponding risks to our earnings and cash flow in 2010 (see the "Fiscal 2009 Compared with Fiscal 2008—Segment Revenues" discussion included above).

Critical Accounting Policies and Estimates

Management's discussion and analysis of West Marine's financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the appropriate application of certain accounting policies, many of which require us to make estimates and assumptions about future events and their impact on amounts reported in our financial statements and related notes. Since future events and their impact cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material.

We believe our application of accounting policies, and the estimates inherently required therein, are reasonable. These accounting policies and estimates are periodically reevaluated and adjustments are made when facts and circumstances dictate a change. Our accounting policies are more fully described in Note 1 to our consolidated financial statements, in Item 8 of this report.

Management believes that the following accounting estimates are the most critical to aid in fully understanding and evaluating our reported financial results, and they require management's most difficult, subjective or complex judgments, resulting from the need to make estimates about the effect of matters that are inherently uncertain. Management has reviewed these critical accounting estimates and related disclosures with the audit committee of our board of directors.

Description	Judgments and Uncertainties	Effect if Actual Results Differ From Assumptions
Inventory—Valuation Adjustments		
We value our merchandise inventories at the lower of the cost or market value on an average cost basis. Inventory cost is written down to market value when cost exceeds market value, which we estimate using current levels of aged and discontinued product and historical analysis of items sold below cost. Lower of cost or market adjustments included in ending inventory at January 2, 2010 and January 3, 2009 were $5.7 million and $6.0 million, respectively.	Our lower of cost or market adjustments contain uncertainties because the calculations require management to make assumptions and to apply judgment regarding forecasted consumer demand, the promotional environment, technological obsolescence and consumer preferences.	We have not made any material changes in our inventory valuation methodology during the past three fiscal years. We do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions we use to calculate our lower of cost or market adjustments. However, if estimates regarding consumer demand are inaccurate or changes in technology affect demand for certain products in an unforeseen manner, we may be exposed to losses that could be material. If we had to take additional markdowns of 10% on all items included in merchandise inventory write-downs at January 2, 2010, net income would be affected by approximately $0.3 million in the fiscal year then ended.
Inventory—Capitalized Indirect Costs		
Inventory cost includes certain indirect costs related to the purchasing, transportation and warehousing of merchandise. Capitalized indirect costs include freight charges for moving merchandise to warehouses or store locations and operating costs of our merchandising, replenishment and distribution activities. We recognize indirect costs included in inventory value as an increase in cost of goods sold as the related products are sold. Indirect costs included in inventory value at January 2, 2010 and January 3, 2009 was $19.2 million and $21.5 million, respectively.	Our capitalized indirect costs contain uncertainties because the calculations require management to make assumptions and to apply judgment regarding factors of our cost accounting system, the soundness of the underlying principles and their consistent application. In interim periods, the calculation of capitalized indirect costs requires management to estimate capitalized indirect costs, merchandise purchases and inventory levels for the full fiscal year.	We do not believe there is a reasonable likelihood that there will be a material change in the future assumptions or estimates we use to calculate our capitalized indirect costs. However, if our assumptions or estimates are inaccurate, we may be exposed to losses or gains that could be material. A 10% difference in our expenses included in capitalized indirect costs at January 2, 2010 would have affected net income by approximately $1.2 million in the fiscal year then ended.

Description	Judgments and Uncertainties	Effect if Actual Results Differ From Assumptions
Vendor Allowances Receivable We establish a receivable and reduce inventory cost for income generated from vendor-sponsored programs, or vendor allowances, that is earned but not yet received from our vendors, which we calculate based on provisions of the programs in place. Due to the complexity of the individual agreements with vendors, we perform detailed analyses and review historical trends to determine an appropriate level for the vendor allowances receivable. Our receivable for vendor allowances at both January 2, 2010 and January 3, 2009 was $3.4 million, and is included in other current assets.	Our vendor allowances receivable contains uncertainties because the calculation requires management to make assumptions and to apply judgment regarding a number of factors, including our ability to collect amounts due from vendors and in interim periods requires management to estimate future inventory purchases.	We have not made any material changes in the accounting methodology used to establish our vendor allowances receivable during the past three fiscal years. We do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions we use to calculate our vendor allowances receivable. However, if our assumptions or estimates are inaccurate, we may be exposed to losses or gains that could be material. A 10% difference in our estimate of our ability to collect vendor allowances at January 2, 2010 would have affected net income by approximately $0.1 million in the fiscal year then ended.
Costs Associated With Exit Activities We occasionally vacate stores prior to the expiration of the related lease. For vacated locations that are under long-term leases, we record an expense for the net present value of the difference between our future lease payments and related costs (e.g., real estate taxes and common area maintenance) from the date of closure through the end of the remaining lease term, net of expected future sublease rental income. Our estimate of future cash flows is based on our analysis of the specific real estate market, including input from real estate firms; and economic conditions that can be difficult to predict. Costs associated with exit activities included in accrued expenses at January 2, 2010 and January 3, 2009 were $4.5 million and $9.1 million, respectively.	Our location closing liability contains uncertainties because management is required to make assumptions and to apply judgment to estimate the duration of future vacancy periods, the amount and timing of future settlement payments, and the amount and timing of potential sublease rental income. When making these assumptions, management considers a number of factors, including historical settlement experience, the owner of the property, the location and condition of the property, the terms of the underlying lease, the specific marketplace demand and general economic conditions.	We have not made any material changes in the accounting methodology used to establish our location closing liability during the past three fiscal years. We do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions we use to calculate our location closing liability. However, if actual results are not consistent with our estimates or assumptions, we may be exposed to losses or gains that could be material. A 10% change in our location closing liability at January 2, 2010 would have affected net earnings by approximately $0.3 million in fiscal 2009.

Description	Judgments and Uncertainties	Effect if Actual Results Differ From Assumptions
Impairment of long-lived assets Long-lived assets other than goodwill and indefinite-lived intangible assets, which are separately tested for impairment, are reviewed and evaluated quarterly. When evaluating long-lived assets for potential impairment, we first compare the carrying value of the asset to the asset's estimated future cash flows (undiscounted and without interest charges). If the estimated future cash flows are less than the carrying value of the asset, we calculate an impairment loss. The impairment loss calculation compares the carrying value of the asset to the asset's estimated fair value, which may be based on estimated future undiscounted cash flows. We recognize an impairment loss if the amount of the asset's carrying value exceeds the asset's estimated fair value. If we recognize an impairment loss, the adjusted carrying amount of the asset becomes its new cost basis. We may also accelerate depreciation over the asset's revised useful life if it is identified for replacement or abandonment at a specific future date. In fiscal years 2009 and 2008, we incurred less than $0.1 million and $2.9 million charges, respectively, for impairment of long-lived assets.	Our impairment loss calculations contain uncertainties because they require management to make assumptions and to apply judgment in order to estimate future cash flows and asset fair values, including forecasting useful lives of the assets and selecting the discount rate that reflects the risk inherent in future cash flows.	We have not made any material changes in our impairment loss assessment methodology during the past three fiscal years. We do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions we use to calculate long-lived asset impairment losses. However, if actual results are not consistent with our estimates and assumptions used in estimating future cash flows and asset fair values, we may be exposed to losses that could be material.
Deferred Tax Assets—Valuation Allowance We recorded a valuation allowance to reduce our deferred tax assets to the amount we believe is more likely than not to be realized. As we determined that it is more likely than not that the benefit from our deferred tax assets will not be realized, we have a valuation allowance against net deferred tax assets of $23.2 million. If our assumptions change	Our valuation allowance contains uncertainties because management is required to make assumptions and to apply judgment to estimate the future realization of net deferred tax assets.	We apply consistent methodologies to assess the need for a valuation allowance each quarter. Although management believes that its judgments and estimates are reasonable, realization of net deferred tax assets ultimately depends on future taxable income. Actual results could differ.

Description	Judgments and Uncertainties	Effect if Actual Results Differ From Assumptions
and we determine we will be able to realize these deferred tax assets the tax benefits related to any reversal of the valuation allowance will be accounted for in the period in which we make such determination. Likewise, should we determine that we would be able to realize our deferred tax assets in the future in excess of our recorded amount, an adjustment to the deferred tax assets would increase income in the period such determination was made.		
Liabilities for Self Insurance or High Deductible Losses We are self-insured for certain losses, including those related to employee healthcare. However, we obtain third-party insurance coverage to limit our exposure to these claims. In other cases, we purchase commercial insurance, such as for workers' compensation and general liability claims. We insure workers' compensation losses through a high-deductible program, and we recognize our liability for the ultimate payment of incurred claims and claims adjustment expenses by accruing liabilities on an actuarial basis which represent estimates of future amounts necessary to pay claims and related expenses with respect to covered events that have occurred. When estimating our liabilities relating to self-insurance or high-deductible insurance programs, we consider a number of factors, including historical claims experience, severity factors and actuarial analysis. Periodically, management reviews its assumptions and the valuations provided by actuarial analysis to determine the adequacy of our self-insured liabilities.	Liabilities for our self-insured losses or high-deductible insurance programs contain uncertainties because management is required to make assumptions and to apply judgment to estimate the ultimate cost to settle reported claims and claims incurred but not reported as of the balance sheet date.	We do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions we use to calculate these liabilities. However, if actual results are not consistent with our estimates or assumptions, we may be exposed to losses or gains that could be material. A 10% change in our self-insured liabilities and loss reserves relating to high-deductible insurance programs at January 2, 2010, would have affected net income by approximately $0.3 million in the fiscal year then ended.

Description	Judgments and Uncertainties	Effect if Actual Results Differ From Assumptions
Share-Based Compensation We have a share-based compensation plan under which we award non-qualified stock options and restricted stock. We also have an associate stock buying plan. For more information, see Note 2 to our consolidated financial statements, in Item 8 of this report. We determine the fair value of our non-qualified stock option awards at the date of grant using the Black-Scholes Merton option-pricing model. We determine the fair value of our restricted stock awards and associate stock buying plan purchases using similar valuation techniques and the closing market price of our common stock.	Option-pricing models and generally accepted valuation techniques require management to make assumptions and to apply judgment to determine the fair value of our awards. These assumptions and judgments include estimating the future volatility of our stock price, expected dividend yield, future employee turnover rates and future employee stock option exercise behaviors. Changes in these assumptions can materially affect the fair value estimate.	We do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions we use to determine share-based compensation expense. However, if actual results are not consistent with our estimates or assumptions, we may be exposed to changes in share-based compensation expense that could be material. If actual results are not consistent with the assumptions used, the share-based compensation expense reported in our financial statements may not be representative of the actual economic cost of the share-based compensation. A 10% change in our assumptions for share-based compensation expense for the fiscal year ended January 2, 2010, would have affected net income by approximately $0.2 million in the fiscal year then ended.

ITEM 7A—QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We do not undertake any specific actions to diminish our exposure to interest rate or currency rate risk, and we are not a party to any interest rate or currency rate risk management transactions. We do not purchase or hold any derivative financial instruments.

At the end of the 2009, we had no outstanding long-term debt and as such would not be impacted by a change in interest rates. We expect our interest rate exposure will increase when we enter into a new credit facility after the expiration of the current credit facility at the end of 2010. For more information, see Note 5 to our consolidated financial statements in Item 8.

A 10% increase in the exchange rate of the U.S. dollar versus the Canadian dollar would have an effect of reducing our pre-tax income and cash flows by approximately $1.1 million over the next year.

ITEM 8—FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect material misstatements due to error or fraud on a timely basis. Also, projections of any evaluation of effectiveness of internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. We identified a deficiency in our process accruing for estimated freight charges. In particular, the reconciliation performed by our finance department with respect to this account as of January 2, 2010, did not identify an error in the period-end accrual for this account. We have concluded that this deficiency constituted a material weakness in our internal control over financial reporting as of January 2, 2010. We made this determination because of the possibly material aggregate impact that this error may have had on the carrying value of our accrued liabilities had it remained undetected.

Because of the material weakness described above, management has concluded that our internal control over financial reporting was not effective as of January 2, 2010. In making its assessment of the effectiveness of our internal control over financial reporting, management used the criteria set forth in Internal Control—Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission.

As a result of this material weakness, an adjustment of approximately $1.5 million was necessary to decrease accrued liabilities and to decrease costs of good sold with respect to accrued freight charges during the fourth quarter ended January 2, 2010. However, this adjustment and other fourth quarter adjustments, viewed individually or in the aggregate, did not result in any material misstatement of any financial statements we previously issued.

Our internal control over financial reporting as of January 2, 2010 has been audited by Grant Thornton LLP, an independent registered public accounting firm, as stated in their report which appears on the following page.

/s/ GEOFFREY A. EISENBERG	/s/ THOMAS R. MORAN
Geoffrey A. Eisenberg	**Thomas R. Moran**
President and Chief Executive Officer	**Senior Vice President and Chief Financial Officer**
(principal executive officer)	**(principal financial officer)**
March 17, 2010	March 17, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
West Marine, Inc.

We have audited West Marine, Inc. (a Delaware Corporation) and subsidiaries' internal control over financial reporting as of January 2, 2010, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). West Marine, Inc. and subsidiaries' (the "Company") management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or combination of control deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management's assessment.

Exceptions were identified in the operation of the Company's internal controls over accounting for accrued freight costs. Those exceptions related to inadequate communication and review procedures that aggregated to form a material weakness.

In our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, West Marine, Inc. and subsidiaries have not maintained effective internal control over financial reporting as of January 2, 2010, based on criteria established in Internal Control—Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of West Marine, Inc. and subsidiaries as of January 2, 2010, and the related consolidated statement of operations, stockholders' equity, and cash flows for the year ended January 2, 2010. The material weakness identified above was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2009 financial statements, and this report does not affect our report dated March 17, 2010, which expressed an unqualified opinion on those financial statements.

We do not express an opinion or any other form of assurance on the corrective actions and other changes in internal controls reported in Management's Report on Internal Control Over Financial Reporting.

/s/ GRANT THORNTON LLP
San Francisco, CA
March 17, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
West Marine, Inc.

We have audited the accompanying consolidated balance sheet of West Marine, Inc. (a Delaware corporation) and subsidiaries (the "Company") as of January 2, 2010, and the related consolidated statements of operations, stockholders' equity, and cash flows for the year in the period ended January 2, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of West Marine, Inc. and subsidiaries as of January 2, 2010, and the results of their operations and their cash flows for the year in the period ended January 2, 2010 in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), West Marine, Inc. and subsidiaries' internal control over financial reporting as of January 2, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 17, 2010 expressed an adverse opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ GRANT THORNTON LLP
San Francisco, CA
March 17, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
West Marine, Inc.
Watsonville, California

We have audited the accompanying consolidated balance sheet of West Marine, Inc. and subsidiaries (the "Company") as of January 3, 2009, and the related consolidated statements of operations, stockholders' equity and cash flows for the years ended January 3, 2009 and December 29, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of West Marine, Inc. and subsidiaries as of January 3, 2009, and the results of their operations and their cash flows for the years ended January 3, 2009 and December 29, 2007, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP
San Francisco, California
March 16, 2009

WEST MARINE, INC.
CONSOLIDATED BALANCE SHEETS
JANUARY 2, 2010 AND JANUARY 3, 2009
(in thousands, except share data)

	Year-End 2009	Year-End 2008
ASSETS		
Current assets:		
Cash and cash equivalents	$ 10,279	$ 7,473
Trade receivables, net of allowances of $580 in 2009 and $625 in 2008	5,566	5,824
Merchandise inventories	196,631	222,601
Deferred income taxes	1,299	—
Other current assets	19,805	16,369
Total current assets	233,580	252,267
Property and equipment, net	56,278	59,615
Intangibles, net	116	154
Other assets	2,263	2,556
TOTAL ASSETS	$292,237	$314,592
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 32,591	$ 26,788
Accrued expenses, and other	43,369	42,256
Total current liabilities	75,960	69,044
Long-term debt	—	47,000
Deferred rent, and other	11,933	8,928
Total liabilities	87,893	124,972
Stockholders' equity:		
Preferred stock, $.001 par value: 1,000,000 shares authorized; no shares outstanding	—	—
Common stock, $.001 par value: 50,000,000 shares authorized; 22,376,873 shares issued and 22,345,983 shares outstanding at January 2, 2010 and 22,142,949 shares issued and 22,115,377 shares outstanding at January 3, 2009	22	22
Treasury stock	(385)	(366)
Additional paid-in capital	177,459	173,997
Accumulated other comprehensive (loss) income	(506)	590
Retained earnings	27,754	15,377
Total stockholders' equity	204,344	189,620
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$292,237	$314,592

See notes to consolidated financial statements.

WEST MARINE, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE FISCAL YEARS ENDED JANUARY 2, 2010, JANUARY 3, 2009, AND DECEMBER 29, 2007
(in thousands, except per share data)

	2009	2008	2007
Net revenues	$588,416	$631,258	$679,561
Cost of goods sold	427,501	463,812	484,676
Gross profit	160,915	167,446	194,885
Selling, general and administrative expense	152,303	176,830	187,221
Goodwill impairment (Note 1)	—	—	56,905
Store closures and other (recoveries) restructuring costs (Note 3)	(1,746)	10,687	558
Impairment of long-lived assets (Note 1)	13	2,861	1,308
Income (loss) from operations	10,345	(22,932)	(51,107)
Interest expense	806	2,338	3,962
Income (loss) before taxes	9,539	(25,270)	(55,069)
(Benefit) provision for income taxes	(2,837)	13,530	(5,093)
Net income (loss)	$ 12,376	$ (38,800)	$ (49,976)
Net income (loss) per common and common equivalent share—			
Basic	$ 0.56	$ (1.76)	$ (2.30)
Diluted	$ 0.55	$ (1.76)	$ (2.30)
Weighted average common and common equivalent shares outstanding—			
Basic	22,215	21,993	21,764
Diluted	22,347	21,993	21,764

See notes to consolidated financial statements.

WEST MARINE, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE LOSS

FOR THE FISCAL YEARS ENDED JANUARY 2, 2010, JANUARY 3, 2009, AND DECEMBER 29, 2007

(in thousands, except share data)

	Common Shares Outstanding	Common Stock	Treasury Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity	Total Comprehensive (Loss) Income
Balance at December 30, 2006	21,553,365	22	(282)	164,632	104,393	(132)	268,633	
Net loss					(49,976)		(49,976)	$(49,976)
Foreign currency translation adjustment, net of tax of $115						(195)	(195)	(195)
Common stock issued under equity compensation plan	245,104			4,895			4,895	
Tax benefit from equity issuance, including excess tax benefit of $390				398			398	
Cumulative effect of change in accounting principle due to adoption of FIN 48 (see Note 8)					(240)		(240)	
Treasury shares acquired	(4,447)		(66)				(66)	
Sale of common stock pursuant to associates stock buying plan	99,452			1,063			1,063	
Balance at December 29, 2007	21,893,474	22	(348)	170,988	54,177	(327)	224,512	$(50,171)
Net loss					(38,800)		(38,800)	$(38,800)
Foreign currency translation adjustment, net of tax of ($595)						917	917	917
Common stock issued under equity compensation plan	28,313			2,261			2,261	
Tax benefit from equity issuance				(89)			(89)	
Treasury shares acquired	(3,969)		(18)				(18)	
Sale of common stock pursuant to associates stock buying plan	197,559			837			837	
Balance at January 3, 2009	22,115,377	$22	$(366)	$173,997	$ 15,377	$ 590	$189,620	$(37,883)
Net income					12,376		12,376	$ 12,376
Foreign currency translation adjustment, net of tax of ($34)						(1,096)	(1,096)	(1,096)
Common stock issued under equity compensation plan	88,393			2,704			2,704	
Tax benefit from equity issuance, including excess tax benefit of $52				46			46	
Treasury shares acquired	(3,318)		(19)				(19)	
Sale of common stock pursuant to associates stock buying plan	145,531			712			712	
Balance at January 2, 2010	22,345,983	$22	$(385)	$177,459	$ 27,754	$ (506)	$204,344	$ 11,280

See notes to consolidated financial statements.

WEST MARINE, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE FISCAL YEARS ENDED JANUARY 2, 2010, JANUARY 3, 2009, AND DECEMBER 29, 2007
(in thousands)

	2009	2008	2007
OPERATING ACTIVITIES:			
Net income (loss)	$ 12,376	$(38,800)	$ (49,976)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	17,030	18,780	19,736
Impairment of long-lived assets	13	2,861	1,308
Impairment of goodwill	—	—	56,905
Share-based compensation	2,410	2,255	1,951
Tax benefit (deficiency) from equity issuance	46	(89)	398
Excess tax benefit from share-based compensation	(52)	—	(390)
Deferred income taxes	(580)	14,568	(4,576)
Provision for doubtful accounts	375	639	185
Lower of cost or market inventory adjustments	2,580	3,296	2,530
Loss on asset disposals	160	925	274
Changes in assets and liabilities:			
Trade receivables	(117)	241	(1,176)
Merchandise inventories	23,389	22,410	2,225
Other current assets	(3,436)	5,116	2,240
Other assets	(1,037)	1,806	(361)
Accounts payable	6,077	(8,317)	(3,589)
Accrued expenses and other	1,113	(5,520)	2,046
Deferred items and other non-current liabilities	2,286	469	243
Net cash provided by operating activities	62,633	20,640	29,973
INVESTING ACTIVITIES:			
Proceeds from sale of property and equipment	32	125	207
Purchases of property and equipment	(13,755)	(15,064)	(17,837)
Net cash used in investing activities	(13,723)	(14,939)	(17,630)
FINANCING ACTIVITIES:			
Borrowings on line of credit	36,537	88,107	95,687
Repayments on line of credit	(83,537)	(93,407)	(112,376)
Proceeds from exercise of stock options	294	6	2,944
Proceeds from sale of common stock pursuant to Associates Stock Buying Plan	712	837	1,063
Excess tax benefit from share-based compensation	52	—	390
Treasury shares acquired	(19)	(18)	(66)
Net cash used in financing activities	(45,961)	(4,475)	(12,358)
Effect of exchange rate changes on cash	(143)	121	(82)
NET INCREASE (DECREASE) IN CASH	2,806	1,347	(97)
CASH AT BEGINNING OF PERIOD	7,473	6,126	6,223
CASH AT END OF PERIOD	$ 10,279	$ 7,473	$ 6,126
Other cash flow information:			
Cash paid for interest	$ 810	$ 2,361	$ 4,997
Cash paid (refunded) for income taxes	1,929	(3,070)	1,497
Non-cash investing activities			
Property and equipment additions in accounts payable	295	343	360

See notes to consolidated financial statements.

WEST MARINE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS—West Marine Inc. and its consolidated subsidiaries ("West Marine" or the "Company", unless the context requires otherwise) is a specialty retailer of boating supplies and has three reportable segments—Stores, Port Supply (wholesale) and Direct Sales (Internet and call center)—which all sell aftermarket recreational boating supplies directly to customers. At January 2, 2010, West Marine offered its products through 335 Company-operated stores in 38 states, Puerto Rico, Canada and two franchised stores in Turkey, through its call center channel and on the Internet. The Company is also engaged, through its Port Supply division and its stores, in the wholesale distribution of products to commercial customers and other retailers.

West Marine was incorporated in Delaware in September 1993 as the holding company for West Marine Products, Inc., which was incorporated in California in 1976. The Company's principal executive offices are located in Watsonville, California.

PRINCIPLES OF CONSOLIDATION—The consolidated financial statements include the accounts of West Marine, Inc. and its subsidiaries, all of which are wholly-owned, directly or indirectly. Intercompany balances and transactions are eliminated in consolidation.

YEAR-END—The Company's fiscal year consists of 52 or 53 weeks, ending on the Saturday closest to December 31. Fiscal years 2009 and 2007 consisted of the 52 weeks ended January 2, 2010 and December 29, 2007, respectively and the 2008 fiscal year consisted of the 53 weeks ended January 3, 2009. The impact on the Company's consolidated financial statements of the additional week was immaterial. References to 2009, 2008 and 2007 are to the fiscal years ended January 2, 2010, January 3, 2009, and December 29, 2007, respectively.

ACCOUNTING ESTIMATES—The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates include, but are not limited to, the following: useful lives and recoverability of fixed assets; inventory obsolescence and shrinkage reserves; capitalized indirect inventory costs; allowance for doubtful accounts receivable; calculation of accrued liabilities, including workers' compensation and other self-insured liabilities; sabbatical liability, sales returns reserves, unredeemed gift cards and loyalty program awards; vendor consideration earned; fair value of share-based compensation instruments, income tax valuation allowances and uncertain tax positions; goodwill impairment; legal liabilities; and asset retirement obligations. Actual results could differ from those estimates.

INVENTORIES—Merchandise inventories are carried at the lower of cost or market on an average cost basis. Capitalized indirect costs include freight charges for transporting merchandise to warehouses or store locations and operating costs incurred for merchandising, replenishment and distribution activities. Indirect costs included in inventory value at the end of fiscal years 2009 and 2008 were $19.2 million and $21.5 million, respectively. Indirect costs included in inventory value are recognized as an increase in cost of goods sold as the related products are sold.

Inventories are written down to market value when cost exceeds market value, based on historical experience and current information. Reserves for estimated inventory shrinkage based on historical shrinkage rates determined by the Company's physical merchandise inventory counts and cycle counts was $2.9 million and $3.3 million at the end of fiscal years 2009 and 2008, respectively. Reserves for estimated inventory market value below cost, based upon current levels of aged and discontinued product and historical analysis of inventory sold below cost, was $5.7 million and $6.0 million at the end of fiscal years 2009 and 2008, respectively.

DEFERRED CATALOG AND ADVERTISING COSTS—The Company capitalizes the direct cost of producing and distributing its catalogs. Capitalized catalog costs are amortized, once a catalog is mailed, over the expected net sales period, which is generally from one month to 11 months. Advertising costs, which are included in selling, general and administrative ("SG&A") expense, are expensed as incurred and were $5.8 million, $11.1 million and $14.1 million in 2009, 2008 and 2007, respectively.

PROPERTY AND EQUIPMENT—Property and equipment is stated at cost and depreciated using the straight-line method over the estimated useful lives of the various assets, as follows:

	Estimated Useful Lives
Furniture and equipment	3–7 years
Computer software and hardware	3–5 years
Buildings	25 years

Leasehold improvements are amortized over the lesser of the expected lease term or the estimated useful life of the improvement which is usually about 10 years.

CAPITALIZED INTEREST—The Company capitalizes interest on major capital projects. The Company capitalized less than $0.1 million in 2009, $0.1 million in 2008 and $0.3 million in 2007.

CAPITALIZED SOFTWARE COSTS—Capitalized computer software, included in property and equipment, reflects costs related to internally-developed or purchased software that are capitalized and amortized on a straight-line basis, generally over a period ranging from three to five years.

GOODWILL AND OTHER INTANGIBLE ASSETS—The Company completes an impairment test annually or more frequently if evidence of possible impairment arises. The Company tested goodwill for possible impairment as of December 29, 2007 and concluded that its goodwill was impaired, which resulted in a non-cash impairment charge of $56.9 million recorded in the fourth quarter of fiscal 2007. No impairment was recognized in 2008 or 2009.

Amortization expense for other intangible assets was less than $0.1 million in each of the years 2009, 2008 and 2007. Amortization expense in each of the next three years is not deemed significant.

ASSET RETIREMENT OBLIGATIONS—The Company estimates the fair value of obligations to clean up and restore leased properties under agreements with landlords and records the amount as a liability when incurred. Liabilities for asset retirement obligations were $0.4 million at year-end 2009 and year-end 2008.

IMPAIRMENT OF LONG-LIVED ASSETS—The Company reviews long-lived assets, including intangible assets and property and equipment, for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. If the undiscounted future cash flows from the long-lived asset are less than the carrying value, a loss equal to the difference between carrying value and the fair market value of the asset is recorded.

The Company recorded asset impairment charges of less than $0.1 million in 2009, $2.9 million in 2008 and $1.3 million in 2007, in each case primarily due to store closures.

FACILITY CLOSING COSTS—The Company records an obligation for the present value of estimated costs that will not be recovered in the period a store, distribution center or other facility is closed. These costs include employment termination benefits, lease contract termination costs and the book value of abandoned property. For more information, see Note 3.

SELF-INSURANCE OR HIGH DEDUCTIBLE LOSSES—The Company uses a combination of insurance and self-insurance for a number of risk management activities including workers' compensation, general liability and employee-related health care benefits, a portion of which is paid by its associates. Liabilities associated with these risks are estimated primarily based on amounts determined by actuarial analysis, and accrued in part by considering historical claims experience, demographic factors, severity factors and other actuarial assumptions. Any actuarial projection of losses is subject to a high degree of variability. Among the causes of this variability are unpredictable external factors affecting future inflation rates, litigation trends, legal interpretations, benefit level changes and claim settlement patterns.

DEFERRED RENT—Certain of the Company's operating leases contain periods of free or reduced rent or contain predetermined fixed increases in the minimum rent amount during the lease term. For these leases, the Company recognizes rent expense on a straight-line basis over the expected life of the lease, generally about 10 years, including periods of free rent, and records the difference between the amount charged to rent expense and the rent paid as deferred rent. Tenant improvement allowances received from landlords are deferred and amortized to reduce rent expense over the expected life of the lease.

INCOME TAXES—Income taxes are accounted for using the asset and liability method. Deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements. A valuation allowance is recorded to reduce deferred tax assets to the amount estimated as more likely than not to be realized. The Company also accounts for uncertainties in income taxes recognized in its financial statements. For more information, see Note 8.

FAIR VALUE OF FINANCIAL INSTRUMENTS—In the first quarter of 2008, the Company adopted an accounting standard update related to fair value measurements and disclosures. This update defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability.

The fair value hierarchy prescribed under accounting principles generally accepted in the United States, or GAAP, contains three levels, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2—Include other inputs that are directly or indirectly observable in the marketplace.

Level 3—Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. As of January 2, 2010, $8.0 million of the Company's cash equivalents consisted of a money market deposit account and certificates of deposits and are classified within Level 1 because they are valued using quoted market prices.

REVENUE RECOGNITION—Sales, net of estimated returns, are recorded when merchandise is purchased by customers at retail locations. Revenue is recognized when merchandise shipped from a warehouse is received by the customer, based upon the estimated date of receipt by the customer. Reserves for sales returns were as follows:

	2009	2008	2007
		(in thousands)	
Reserve for product sales returns—beginning balance	$ (809)	$ (450)	$(485)
Additions	(1,326)	(2,794)	(606)
Deductions	1,211	2,435	641
Reserve for product sales returns—ending balance	(924)	(809)	(450)

UNREDEEMED GIFT CARDS—Aggregate sales of gift cards for fiscal years 2009, 2008 and 2007 were $13.1 million, $13.7 million and $15.5 million, respectively. Sales of gift cards are deferred and treated as a liability on our balance sheet either until redeemed by customers in exchange for products or until we determine that future redemption of the card by the customer is remote, also called "breakage." Breakage for unused gift cards is recognized using the "redemption recognition method." Under this method, we estimate breakage based on Company-specific data by analyzing historical experience and deriving a rate that represents the amount of gift cards that are expected to be unused and not subject to escheatment. This rate is then applied, and breakage is recognized in income, over the period of redemption. Gift card breakage income for 2009, 2008 and 2007 was $0.2 million, $0.5 million and $0.1 million, respectively, and is included as net revenues in our operating results.

WEST ADVANTAGE CUSTOMER LOYALTY PROGRAMS—The Company has a customer loyalty program which allow members to earn points on qualifying purchases. Points earned entitle members to receive certificates that may be redeemed on future purchases through any retail sales channel A liability is recognized and included in accrued liabilities and recorded as a reduction of revenue at the time the points are earned and/or certificates are issued, based on the retail value of certificates projected to be redeemed, less an estimate of breakage based upon historical redemption patterns.

COST OF GOODS SOLD—Cost of goods sold includes costs related to the purchase, transportation and storage of merchandise, shipping expense and store occupancy costs. Consideration in the form of cash or credits received from vendors is recorded as a reduction to cost of goods sold as the related products are sold.

COMPREHENSIVE INCOME (LOSS)—Comprehensive income (loss) consists of net income and other comprehensive income (loss). Other comprehensive income (loss) includes income, expenses, gains and losses that bypass the income statement and are reported directly as a separate component of equity. The Company's comprehensive income (loss) in the Consolidated Statements of Stockholders' Equity consists of net loss and foreign currency translation adjustments for all periods presented.

FOREIGN CURRENCY—Translation adjustments result from translating foreign subsidiaries' financial statements into U.S. dollars. West Marine Canada's functional currency is the Canadian dollar. Balance sheet accounts are translated at exchange rates in effect at the balance sheet date. Income statement accounts are translated at average exchange rates during the year. Resulting translation adjustments are included as a component of Other Comprehensive Income in the Consolidated Statements of Stockholders' Equity. Gains (losses) from foreign currency transactions included in SG&A expense for 2009, 2008 and 2007 were $1.9 million, $(2.8) million and $1.6 million, respectively.

ACCRUED EXPENSES—Accrued expenses consist of the following (in thousands):

	2009	2008
Accrued compensation and benefits	$10,451	$10,023
Accrued bonus	8,325	65
Costs associated with exit activities	4,525	9,069
Unredeemed gift cards	5,892	5,768
Other accrued expense	14,176	17,331
Accrued expenses	$43,369	$42,256

NET INCOME (LOSS) PER SHARE—Basic net income (loss) per share is computed by dividing net income (loss) available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted net income (loss) per share reflects the potential dilution that could occur if unvested restricted shares and outstanding options to purchase common stock were exercised. Options to purchase approximately 1.7 million shares, 3.6 million shares, and 2.6 million shares of common stock that were outstanding in 2009, 2008 and 2007, respectively, have been excluded from the calculation of diluted income (loss) per share because inclusion of such shares would be anti-dilutive.

The following is a reconciliation of the Company's basic and diluted net income (loss) per share computations (shares in thousands):

	2009		2008		2007	
	Shares	Net Income Per Share	Shares	Net Loss Per Share	Shares	Net Loss Per Share
Basic	22,215	$ 0.56	21,993	$(1.76)	21,764	$(2.30)
Effect of dilutive stock options	132	(0.01)	—	—	—	—
Diluted	22,347	$ 0.55	21,993	$(1.76)	21,764	$(2.30)

DERIVATIVE INSTRUMENTS—The Company did not purchase or hold any derivative financial instruments during the three years ended January 2, 2010.

SUBSEQUENT EVENTS—Subsequent events were evaluated through the date these consolidated financial statements were issued.

CASH AND CASH EQUIVALENTS—Cash primarily consists of cash on hand and bank deposits. As of January 2, 2010, $8.0 million of the Company's cash equivalents consisted of a money market deposit account and certificates of deposit.

Outstanding checks in excess of funds on deposit (book overdrafts) totaled $3.2 million at January 2, 2010, and are reflected as accounts payable in the consolidated balance sheet.

SABBATICAL LEAVE—Certain full-time associates are eligible to receive sabbatical leave after each 10 years of continuous employment. The estimated sabbatical liability is based on a number of factors, including actuarial assumptions and historical trends. In fiscal year 2009, the Company recorded $0.8 million as an estimate of accumulated sabbatical leave as of the balance sheet date.

NEW ACCOUNTING PRONOUNCEMENTS—In June 2009, the Financial Accounting Standards Board ("FASB") issued ASU 2009-01, "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles" ("ASU 2009-01"), which amends Statement of Financial Accounting Standards ("SFAS") No. 168, "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles" ("SFAS No. 168"). FAS No. 168 identified the sources of accounting principles and the framework for selecting the principles used in preparing the financial statements that are presented in conformity with GAAP. It arranged these sources of GAAP in a hierarchy for users to apply accordingly. With ASU 2009-01 in effect, all of its content carry the same level of authority, effectively superseding SFAS No. 168. Thus, the GAAP hierarchy has been modified to include only two levels of GAAP: authoritative and non-authoritative. ASU 2009-01 is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The provisions of ASU 2009-01 did not have a material impact on the Company's consolidated financial statements.

NOTE 2: SHARE-BASED COMPENSATION

West Marine's amended and restated Omnibus Equity Incentive Plan (the "Plan") is intended to provide flexibility to the Company in its ability to motivate, attract and retain the services of associates, non-employee directors and consultants upon whose judgment, interest and special effort the successful conduct of its operation is largely dependent. The Plan permits a variety of compensation methods, including non-qualified stock options, incentive stock options, restricted stock and other share-based awards. All associates, non-employee directors and consultants are eligible to participate under the Plan, with the exception of Randolph K. Repass, Chairman of the Company's Board of Directors and a significant, but not controlling, stockholder. At year-end 2009, 8,400,000 shares of common stock had been reserved under the Plan and 626,697 shares were available for future issuance.

The Company recognizes compensation expense for share-based payments based on the fair value of the awards under the modified prospective application method. Share-based payments consist of stock option grants, restricted share awards and stock purchase plan issuances, each as described further below.

On December 22, 2005, the Board of Directors of the Company, upon the recommendation of the Board's Governance and Compensation Committee, approved the acceleration of vesting of all stock options then held by current associates, making all of the outstanding stock options at December 31, 2005 vested and exercisable, primarily to avoid recognition of compensation expense in future periods. The additional pre-tax expense that, absent the accelerated vesting, would have been reflected in the Company's consolidated statements of income for 2009, 2008 and 2007 was approximately \$1.4 million, \$3.7 million and \$4.9 million, respectively.

Share-based compensation expense for 2009, 2008 and 2007 was approximately \$2.4 million, \$2.3 million and \$2.0 million, respectively, of which expense for stock options was \$2.0 million, \$1.7 million and \$1.3 million in 2009, 2008 and 2007, respectively. In 2009, the Company recognized \$0.1 million in tax benefits from stocks options exercised, restricted stock vested and disqualifying stock purchase plan transactions, of which \$0.1 million was recognized as excess tax benefits in additional paid-in capital and \$0.1 million was recognized as cash flow from financing activities. In 2008, the Company did not recognize any tax benefits from settlement of equity compensation, because its overall tax position was a net operating loss. In 2007, the Company recognized \$0.5 million in tax benefits from stock options exercised, restricted stock vested and disqualifying stock purchase plan transactions, of which \$0.4 million was recognized as excess tax benefits in additional paid-in capital and \$0.4 million was recognized as cash flow from financing activities. The tax benefit was included in the Company's consolidated statement of operations for the same period. Share-based compensation of \$0.4 million was included in capitalized indirect inventory costs in 2009, 2008 and 2007.

Included in cost of goods sold and SG&A expense is share-based compensation expense, net of estimated forfeitures, that have been included in the statements of operations for all share-based compensation arrangements as follows:

(in thousands)	2009	2008	2007
Cost of goods sold	$ 409	$ 422	$ 406
Selling, general and administrative expense	2,001	1,833	1,545
Share-based compensation expense	$2,410	$2,255	$1,951

Stock Options

West Marine awards options to purchase shares of common stock to its non-employee directors and to certain eligible associates employed at the time of the grant. Options granted to associates under the Plan after year-end 2006 vest over three years and expire five years following the grant date. Grants in 2006 vest over four years and generally expire five years from the grant date. Options granted to non-employee directors vest after six months and expire five years from grant date. The Company has determined the fair value of options awarded by applying the Black-Scholes Merton option pricing valuation model and using following assumptions:

	2009	2008	2007
Expected price volatility	44%	44%	38%
Risk-free interest rate	1.2%-1.9%	2.1%-2.9%	4.5%-4.9%
Weighted-average expected term (years)	3.3	3.5	3.5
Dividend yield	—	—	—

Expected price volatility: This is the percentage amount by which the price of West Marine common stock is expected to fluctuate annually during the estimated expected life for stock options. Expected price volatility is calculated using historical daily closing prices over a period matching the weighted-average expected term, as management believes such changes are the best indicator of future volatility. An increase in expected price volatility would increase compensation expense.

Share issuance: The Company's policy is to issue new shares of common stock for purchase under the Plan. Shares of common stock are authorized by the Company's Board of Directors, subject to stockholder approval, for issuance under the Plan. Subject to adjustment, the maximum number of shares currently available for grant under the Plan may not exceed 8,400,000 shares.

Risk-free interest rate: This is the U.S. Treasury zero-coupon rate, as of the grant date, for issues having a term equal to the expected life of the stock option. An increase in the risk-free interest rate would increase compensation expense.

Expected term: This is the period of time over which stock options are expected to remain outstanding. The Company calculates expected term based on the average of the vesting period and the full contractual term. The expected term decreased in 2009 in comparison to 2008 and 2007. An increase in the expected term would increase compensation expense.

Dividend yield: The Company historically has not made any dividend payments nor does it expect to pay dividends in the foreseeable future. An increase in the dividend yield would decrease compensation expense.

A summary of the Company's stock option activity in 2009, 2008 and 2007 is as follows:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Option Grant Date Fair Value
Outstanding at year-end 2006 (2,729,858 shares exercisable at a weighted-average price of $19.25)	3,138,203	$18.62	$12.26
Granted	591,639	15.02	5.13
Exercised	(236,635)	12.38	8.53
Forfeited	(139,952)	14.28	4.72
Expired	(438,381)	22.63	14.56
Outstanding at year-end 2007 (2,176,825 shares exercisable at a weighted-average price of $19.10)	2,914,874	17.96	10.24
Granted	1,214,610	5.15	1.81
Exercised	(1,429)	4.51	3.18
Forfeited	(90,526)	11.63	4.16
Expired	(305,946)	18.56	12.03
Outstanding at year-end 2008 (2,100,069 shares exercisable at a weighted-average price of $18.57)	3,731,583	13.89	7.52
Granted	724,375	5.82	1.89
Exercised	(60,969)	4.82	2.31
Forfeited	(100,970)	7.49	2.63
Expired	(657,447)	20.49	11.98
Outstanding at year-end 2009 (1,969,741 shares exercisable at a weighted-average price of $15.32)	3,636,572	11.37	5.80

The weighted-average grant date fair value of options granted in 2009, 2008 and 2007 was $1.89, $1.81 and $5.13 per share, respectively. The aggregate fair value of options vested during 2009, 2008 and 2007 was $3.5 million, $2.0 million and $0.8 million, respectively.

As of market close January 2, 2010, the aggregate intrinsic value for stock options outstanding was $5.0 million in the aggregate, and $1.3 million for options exercisable. The total intrinsic value of options actually exercised in 2009 was $0.2 million, de minimis in 2008 and $1.1 million in 2007. In 2009, the weighted-average grant date fair value of options for options granted was $1.89 per share. There were 901,587 options that vested in 2009 with an aggregate grant date fair value of $3.5 million. At January 2, 2010, unrecognized compensation expense for stock options, net of expected forfeitures, was $2.5 million, with a weighted-average expense recognition period of 1.6 years.

Additional information for options outstanding at year-end 2009 is as follows:

	Outstanding Options			Exercisable Options		
Range of Exercise Prices	Shares Outstanding	Weighted Average Remaining Contractual Term (Years)	Weighted Average Exercise Price	Exercisable Shares	Weighted Average Remaining Contractual Term (Years)	Weighted Average Exercise Price
$ 0 – $ 7.00	1,889,950	3.6	$ 5.40	441,106	2.9	$ 5.15
7.01 – 10.75	84,159	0.5	8.47	80,159	0.2	8.43
10.76 – 15.54	644,745	2.1	14.70	455,758	2.1	14.68
15.55 – 22.00	713,028	2.6	16.76	688,028	2.6	16.76
22.01 – 29.70	304,690	4.2	29.58	304,690	4.2	29.58
$ 0 – 29.70	3,636,572	3.1	$11.37	1,969,741	2.7	$15.32

At January 2, 2010, there were 2,315,802 stock option shares expected to vest in the future, with an intrinsic value of $3.1 million, a weighted-average exercise price of $8.16 per share and a weighted-average remaining contractual term of 1.3 years.

Restricted Share Awards

The Plan also provides for awards of shares to eligible associates and non-employee directors that are subject to restrictions on transfer for a period of time (commonly referred to as "restricted shares"). Compensation expense for restricted share awards was $0.1 million. As of January 2, 2010, unrecognized compensation expense for unvested restricted share awards, net of expected forfeitures, was less than $0.1 million. A summary of restricted share activity in 2009, 2008 and 2007 is as follows:

	Number of Shares	Weighted Average Grant Date Fair Value
Unvested at year-end 2006 (weighted-average remaining vesting period of 2.2 years)	48,301	$16.33
Granted	6,646	13.59
Vested	(17,349)	15.96
Forfeited	(9,158)	16.58
Unvested at year-end 2007 (weighted-average remaining vesting period of 1.2 years)	28,440	15.88
Granted	10,529	4.73
Vested	(16,819)	15.40
Forfeited	(2,321)	16.58
Unvested at year-end 2008 (weighted-average remaining vesting period of 0.4 years)	19,829	10.28
Granted	8,030	5.97
Vested	(20,420)	9.95
Forfeited	(414)	16.58
Unvested at year-end 2009 (weighted-average remaining vesting period of 0.4 years)	7,025	5.97

The weighted-average grant date fair value of restricted shares granted in 2009, 2008 and 2007 was $5.97, $4.73 and $13.59 per share, respectively. The total fair value of restricted shares vested in 2009, 2008 and 2007 was $0.2 million, $0.3 million and $0.3 million, respectively.

Associates Stock Buying Plan

The Company has an Associates Stock Buying Plan (the "Buying Plan") under which all eligible associates may elect to participate on semiannual grant dates. Participating associates purchase West Marine shares at 85% of the lower of the closing price on (a) the grant date or (b) the purchase date. The number of shares purchased under the Buying Plan in 2009, 2008 and 2007 were 145,531, 197,559 and 99,452, respectively. Expense recognized in 2009, 2008 and 2007 was $0.3 million, $0.3 million and $0.4 million, respectively. Shares available for future issuance under the Buying Plan at the end of 2009, 2008 and 2007 were 759,046, 154,579 and 352,138, respectively. Assumptions used in determining the fair value of grants under the Buying Plan during 2009, 2008 and 2007 were as follows:

	2009	2008	2007
Expected price volatility	55%-70%	66%-67%	31%-47%
Risk-free interest rate	0.2%-0.3%	0.2%-0.9%	3.8%-5.0%
Weighted-average expected term (years)	0.5	0.5	0.5
Dividend yield	—	—	—

NOTE 3: STORE CLOSURES AND OTHER RESTRUCTURING COSTS

Restructuring charges include severance costs, lease termination fees, legal and professional fees paid for lease termination negotiations, and other costs associated with the closure of facilities. Severance benefits are detailed in approved severance plans, which are specific as to number, position, location and timing. In addition, severance benefits are communicated in specific detail to affected employees and are unlikely to change when costs are recorded. Costs are recognized over the period services are rendered, otherwise they are recognized when they are communicated to the employees. Other associated costs, such as legal and professional fees, are expensed as incurred.

During fiscal 2009, the Company reached an agreement to sublease a location which had a large lease termination obligation. The terms of this particular agreement were favorable as compared to those originally estimated. This resulted in a $1.7 million reversal in 2009 of previously accrued estimated costs.

During fiscal 2008, management completed restructuring activities which included the closure of 24 stores, a distribution center located in Hagerstown, Maryland and a call center located in Largo, Florida. The closures did not collectively represent a segment, reporting unit, subsidiary or asset group of the Company and, therefore were not considered discontinued operations. The Company store closure and other restructuring costs totaling $10.7 million consisted of $6.9 million for stores, $0.1 million for Port Supply, $2.9 million for the distribution center, $0.5 million for the call center and $0.3 million for reductions in force at the Watsonville Support Center. During 2008, the Company also recognized incremental expense for stores which were closed during the year ended December 30, 2006.

In 2007, West Marine increased reserves pertaining to 2006 store closure activity by $0.6 million. In 2008, due to unfavorable macro-economic conditions, West Marine increased reserves for lease contract termination obligations by an additional $2.0 million.

In fiscal 2007, impairment expenses of $1.3 million, previously presented in "Selling, general and administrative expense," was reclassified as "Impairment of long-lived assets."

Costs and obligations (included in "Accrued liabilities" in the Company's Consolidated Balance Sheets) recorded by the Company in 2009, 2008 and 2007 in conjunction with the store closures and other restructuring costs are as follows (in thousands):

	Termination Benefits and Other Costs	Store Lease Termination Costs	Total
Beginning balance, December 30, 2006	$ 569	$ 2,437	$ 3,006
Charges	—	558	558
Payments	(569)	(1,007)	(1,576)
Ending balance, December 29, 2007	$ —	$ 1,988	$ 1,988
Charges	3,023	7,664	10,687
Payments	(1,954)	(1,652)	(3,606)
Ending balance, January 3, 2009	$ 1,069	$ 8,000	$ 9,069
Reduction in charges	(158)	(1,588)	(1,746)
Payments	(321)	(2,476)	(2,797)
Ending balance, January 2, 2010	$ 590	$ 3,936	$ 4,526

NOTE 4: PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at fiscal year-end 2009 and 2008 (in thousands):

	At Year-End	
	2009	2008
Furniture and equipment	$ 59,369	$ 57,429
Computer software and hardware	92,511	91,264
Leasehold improvements	60,587	59,883
Land and building	7,439	7,406
Property and equipment, at cost	219,906	215,982
Accumulated depreciation and amortization	(163,628)	(156,367)
Property and equipment, net	$ 56,278	$ 59,615

Depreciation and amortization expense for property and equipment was $16.7 million, $18.6 million and $19.5 million in 2009, 2008 and 2007, respectively.

NOTE 5: LINES OF CREDIT AND LONG-TERM DEBT

The Company has a five-year, $225.0 million loan agreement with a group of lenders. The agreement expires in December 2010. The amount available to be borrowed is based on a percentage of the Company inventory (but does not include capitalized indirect costs) and accounts receivable. The loan agreement contains certain covenants, including but not limited to, restrictions on the ability of the Company to incur debt, grant liens, make acquisitions and investments, pay dividends and sell or transfer assets. Additionally, a minimum revolving credit availability equal to the lesser of $15.0 million or 7.5% of the borrowing base must be maintained. At the Company's option, subject to certain conditions and restrictions, the loan agreement provides up to $25.0 million in additional financing during the term. The credit facility is guaranteed by the Company and is secured by a security interest in all of the accounts receivable and inventory of the Company, certain other assets related thereto and all proceeds thereof. The credit facility includes a $50.0 million sub-facility available for the issuance of commercial and standby letters of credit. The credit facility also includes a sub-limit of up to $20.0 million for same day advances.

At West Marine's election, borrowings under the credit facility bear interest at one of the following rates: (1) the prime rate announced by Wells Fargo Bank, National Association at its principal office in San Francisco, California or (2) the interest rate per annum at which deposits in U.S. dollars are offered by reference lenders to prime banks in designated markets located outside the United States. In each case, the applicable interest rate is increased by a margin imposed by the loan agreement. The applicable margin for any date will depend upon the amount of available credit under the revolving credit facility. The loan agreement also imposes a commitment fee on the unused portion of the revolving credit facility. For 2009, 2008 and 2007, the weighted average interest rate on all of the Company's outstanding borrowings was 1.8%, 4.2% and 6.6%, respectively. As of January 2, 2010, the Company was in compliance with our bank covenants.

At the end of fiscal year 2009, there were no amounts outstanding under this credit facility, and $88.7 million was available for future borrowings. At the end of fiscal year 2009, the Company had $7.4 million of outstanding commercial and stand-by letters of credit.

NOTE 6: RELATED PARTY TRANSACTIONS

Prior to July 1, 2007, the Company purchased merchandise from a supplier in which the Chairman of the Company's Board of Directors, Randolph K. Repass, was an investor and a member of the board of directors. The supplier was acquired by an unrelated party and is no longer a related party from that date forward. The Company's cost of sales during 2007 included $6.8 million, for goods purchased from the related supplier.

Since February 2002, West Marine has leased its store in Palo Alto, California from a trust, for which Randolph K. Repass is the trustee. Prior to that, the Company leased its Palo Alto store directly from Randolph K. Repass. The Company also leases its store in New Bedford, Massachusetts from a corporation of which Mr. Repass' brother is the President and his father is a member of the board of directors and a major stockholder. In addition, the Company leases its Watsonville, California support center and its stores in Santa Cruz, California and Braintree, Massachusetts from three partnerships. Mr. Repass is a general partner of each partnership and, together with certain members of his family, he owns substantially all of the partnership interests in such partnerships. Geoffrey A. Eisenberg, our Chief Executive Officer, is a 7.5% limited partner in the two partnerships from which the Company leases its Watsonville, California support center and its store in Santa Cruz, California. Pursuant to these leases, West Marine paid rent to the above-related parties during fiscal years 2009, 2008 and 2007 in the aggregate amount of approximately $1.6 million, $1.9 million and $1.9 million, respectively. As of January 2, 2010, there were no amounts due to or due from related parties.

NOTE 7: COMMITMENTS AND CONTINGENCIES

The Company leases certain equipment, and space for its retail stores, its distribution centers and its support center. The Company also sublets space at various locations with both month-to-month and non-cancelable sublease agreements. The operating leases of certain stores provide for periodic rent adjustments based on store revenues, the consumer price index and contractual rent increases.

The aggregate minimum annual contractual payments under non-cancelable leases, reduced for sublease income, in effect at fiscal year-end 2009 were as follows (in thousands):

2010	$ 42,401
2011	35,644
2012	28,622
2013	20,974
2014	15,933
Thereafter	52,681
Minimum non-cancelable lease payments, net	$196,255

No assets of the Company were subject to capital leases at fiscal year-end 2009, 2008 or 2007. All but a limited number of the Company's purchase commitments, which are not material, are cancelable without payment and, therefore, have been excluded from the table.

Following is a summary of rent expense by component (in thousands):

	2009	2008	2007
Minimum rent	$43,826	$51,927	$43,769
Percent rent	98	114	142
Sublease income	(76)	(89)	(128)
Rent paid to related parties	1,608	1,851	1,862
Total rent expense	$45,456	$53,803	$45,645

The Company is party to various legal and administrative proceedings, claims and litigation arising from normal business activities. Based on the facts currently available, the Company does not believe that the disposition of matters that are pending or asserted, individually or in the aggregate, will have a material adverse effect on future financial results. However, an adverse judgment by a court, administrative or regulatory agency, arbitrator or a settlement could adversely impact the Company's results of operations in any given period.

In addition, the Company is subject to various routine and non-routine reviews, audits and investigations by various federal and state governmental regulators, including customs, environmental and tax authorities in the jurisdictions where it conducts business, which may result in assessments of additional taxes, penalties, interest or the revision and recoupment of past payments made based on audit findings. The Company accrues a liability for this type of contingency when it believes that it is both probable that a liability has been incurred and that it can reasonably estimate the amount of the loss. The Company believes it has adequately provided for obligations that would result from these legal and sales and use tax proceedings where it is probable it will pay some amounts and the amounts can be estimated; in some cases, however, it is too early to predict a final outcome. The Company is currently under audit for sales taxes in several jurisdictions. The tax periods open to examination by the major taxing jurisdictions for sales and use taxes are fiscal 2001 through fiscal 2009. Management believes that the ultimate resolution of these matters will not have a material effect on the Company's future financial condition or results of operations. Additionally, U.S. Customs and Border Protection has advised the Company that it will be performing a "focused assessment" of the Company's import practices for fiscal 2008. The Company intends to cooperate with the agency in its assessment. At this time, this matter is in a preliminary stage and the outcome cannot be predicted.

NOTE 8: INCOME TAXES

Following is a summary of the (benefit) provision for income taxes (in thousands):

	2009	2008	2007
Currently payable:			
Federal	$(2,828)	$(1,028)	$ (280)
State	463	358	(237)
Foreign	108	20	—
	(2,257)	(650)	(517)
Deferred:			
Federal	(371)	11,775	(7,435)
State	—	2,405	2,859
Foreign	(209)	—	—
	(580)	14,180	(4,576)
Income tax (benefit) expense	$(2,837)	$13,530	$(5,093)

Following is a summary of the difference between the effective income tax rate and the statutory federal income tax rate:

	2009	2008	2007
Statutory federal tax rate	35.0%	(35.0%)	(35.0%)
State income taxes, net of federal tax benefit	7.2	(4.0)	3.1
Non-deductible permanent items	0.3	1.6	0.3
Non-deductible goodwill (1)	—	—	22.5
Valuation allowance reversal for prior-year carryback	(42.1)		
Valuation allowance on net deferred tax assets	(40.3)	91.7	—
Uncertain tax positions	11.7	—	—
Other	(1.5)	(0.8)	(0.1)
Effective tax rate	(29.7%)	53.5%	(9.2%)

(1) Represents the tax effect of the Company's 2007 non-cash impairment charge of $56.9 million related to goodwill. Of this amount, $35.4 million is permanently non-deductible, resulting in $14.1 million additional tax expense in 2007 for federal and state tax purposes.

Deferred tax assets and liabilities are determined based upon the estimated future tax effects of the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates. Following is a summary of the tax effects of temporary differences that give rise to significant components of deferred tax assets and liabilities (in thousands):

	2009	2008
Current:		
Accrued expenses	$ 6,581	$ 8,861
Deferred compensation costs	1,498	1,436
Prepaid expenses	(1,638)	(1,423)
Capitalized inventory costs	805	1,029
Federal effect of state and foreign deferreds	(5,164)	(1,512)
Net operating loss carryforward	206	—
Other	1,184	2,099
Total current	3,472	10,490
Non-current:		
Deferred rent	2,119	1,641
Fixed assets	(2,114)	(1,160)
Intangible assets	5,421	6,126
Charitable contribution carryforward	583	489
Net operating loss carryforwards	5,277	8,268
State tax credits	5,259	5,560
Share-based compensation	1,460	993
Other	2,298	1,493
Total non-current	20,303	23,410
Valuation allowance	(23,195)	(33,900)
Total deferred tax assets	$ 580	$ —

Net deferred tax assets were in the accompanying consolidated balance sheet, as follows (in thousands):

	2009	2008
Current deferred income taxes	$1,299	$—
Non-current (included in Deferred rent, and other)	(719)	—
Total deferred tax assets	580	—

During the second quarter of 2008, management forecasted insufficient income in future years to fully utilize all of the Company's net deferred tax assets. A valuation allowance must be provided if, based on all available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The valuation allowance should be sufficient to reduce the deferred tax assets to the amount that is more likely than not to be realized. Cumulative losses are a form of objective negative evidence that carries more weight than subjective positive evidence, such as forecasts. After examining all of the available evidence, both positive and negative, the Company determined a valuation allowance was appropriate. The Company recorded valuation allowances against its deferred tax assets of $23.2 and $33.9 million at year end 2009 and 2008, respectively.

These valuation allowance adjustments have no impact on the Company's cash flow or future prospects, nor do they alter the Company's ability to utilize the underlying net operating losses and credit carryforwards for income tax purposes in the future, the utilization of which is limited to achieving future taxable income.

At year-end 2009, the Company recognized $3.7 million in federal net operating losses through a carry-back from 2008 to the 2003 and 2004 years.

At year-end 2009, the Company had no federal income tax net loss carryforwards and $46.0 million for state income tax net loss carryforwards that expire between 2010 and 2029. In addition, the Company had California state enterprise zone credits of $3.6 million that may be used for an indefinite period of time and South Carolina tax credits of $1.7 million that expire between 2013 and 2017. These carryforwards are available to offset future state taxable income. At year-end 2009, the Company had foreign net loss carryforwards of $7.0 million that expire between 2010 and 2029.

Following is a summary of the change in valuation allowance (in thousands):

	2009	2008	2007
Valuation allowance—beginning of year	$ 33,900	$10,719	$ 5,612
Valuation allowance additions (reductions)	(10,705)	23,181	5,107
Valuation allowance—end of year	$ 23,195	$33,900	$10,719

The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction, various states, Puerto Rico and Canada. The federal statute of limitations for examination by authorities is open for the years 2003 through 2008, excluding tax year 2005. With few exceptions, the statute of limitations for state jurisdictions is open for the years 2005 through 2008. The statute of limitations for income tax return examinations is four years for Puerto Rico and seven years for Canada.

Unrecognized tax benefits activity for the fiscal years ending is summarized below (in thousands):

	2009	2008	2007
Unrecognized tax benefit—beginning of year	2,293	2,547	2,963
Additions based on tax positions related to the current year	57	67	108
Additions for tax positions of prior years	990	69	82
Reductions for tax positions of prior years	(27)	(78)	(340)
Settlements	(46)	(138)	(200)
Lapse of statutes of limitations	(13)	(174)	(66)
Unrecognized tax benefit—end of year	3,254	2,293	2,547

Included in the balance of unrecognized tax benefits at January 2, 2010 and January 3, 2009 are $2.7 million and $1.8 million, respectively, of tax benefits that, if recognized, would affect the Company's effective tax rate.

In 2009, additions to uncertain tax positions for prior years included $0.1 million for the opening of the statute of limitations for prior years related to a carryback of net operating losses allowable under new federal legislation. Also included is a $0.4 million additional reserve for foreign transfer pricing as a result of the release of a valuation allowance in Puerto Rico. The prior year additions also included $0.4 million related to the statute of limitations expiring on netted tax benefits. In 2008 and 2007, the additions to uncertain tax positions for prior years of $0.1 million each related to open state tax audits.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in the provision (benefit) for income taxes. During fiscal year 2009, interest and penalties expense were $0.1 million. During both fiscal years 2008 and 2007, the Company recognized less than $0.1 million of interest expense. The Company had accrued $0.3 million in interest and $0.1 million in penalties at January 2, 2010 and $0.2 million for the payment of interest and $0.1 million for the payment of penalties at January 3, 2009, and $0.2 million for the payment of interest at December 29, 2007. The Company is unable to make a determination as to whether or not recognition of any unrecognized tax benefits will occur within the next 12 months nor can we make an estimate of the range of any potential changes to the unrecognized tax benefits.

NOTE 9: EMPLOYEE BENEFIT PLANS

The Company has a defined contribution savings plan covering all eligible associates. The Company matches 33% of an employee's contribution up to 5% of the employee's annual compensation, subject to statutory limitations. The Company's contributions to the plan were $0.6 million for fiscal years 2009, 2008 and 2007. Plan participants may choose from an array of mutual fund investment options. The plan does not permit investments in West Marine common stock.

NOTE 10: SEGMENT INFORMATION

The Company has three reportable segments—Stores, Port Supply (wholesale) and Direct Sales (Internet and call center)—all of which sell merchandise directly to customers. The customer base overlaps between the Company's Stores and Port Supply segments, and between its Stores and Direct Sales segments. All processes for the three segments within the supply chain are commingled, including purchases from vendors, distribution center activity and customer delivery.

In addition to the Company's 10 stores located in Canada and two franchised stores located in Turkey, revenues are attributed to geographic locations based on the location to which the Company ships its products. Through the Direct Sales segment, the Company promotes and sells products internationally through both its websites and call center. The Company operates primarily in the United States with foreign revenues representing 5% or less of total net revenues during fiscal years 2009, 2008 and 2007, and foreign long-lived assets totaled less than 2% of long-lived assets at each of these dates.

Segment assets are those directly allocated to an operating segment's operations. For the Stores segment, assets primarily include leasehold improvements, computer assets, fixtures, land and buildings. For the Port Supply and Direct Sales segments, assets primarily include computer assets. Unallocated assets include merchandise inventory, shared technology infrastructure, distribution centers, corporate headquarters, prepaid expenses, deferred taxes and other assets. Capital expenditures and depreciation expense for each segment are allocated to the assets assigned to the segment. Contribution is defined as net revenues less product costs and direct expenses.

Following is financial information related to the Company's business segments (in thousands):

	2009	2008	2007
Net revenues:			
Stores	$525,392	$551,815	$594,080
Port Supply	28,936	39,483	41,636
Direct Sales	34,088	39,960	43,845
Consolidated net revenues	$588,416	$631,258	$679,561
Contribution:			
Stores	$ 64,239	$ 43,707	$ 12,285(1)
Port Supply	(1,736)	(1,359)	1,309
Direct Sales	6,829	5,659	6,251
Consolidated contribution	$ 69,332	$ 48,007	$ 19,845
Reconciliation of consolidated contribution to net income (loss):			
Consolidated contribution	$ 69,332	$ 48,007	$ 19,845
Less:			
Indirect costs of goods sold not included in consolidated contribution	(26,688)	(33,218)	(32,598)
General and administrative expense	(32,299)	(37,721)	(38,355)
Interest expense	(806)	(2,338)	(3,962)
Benefit (provision) for income taxes	2,837	(13,530)	5,094
Net income (loss)	$ 12,376	$ (38,800)	$ (49,976)

(1) Includes $56.9 million of goodwill written off in the fourth quarter of 2007.

	2009	2008	2007
Assets:			
Stores	$ 37,659	$ 37,623	$ 43,017
Port Supply	4,414	5,400	6,812
Direct Sales	412	808	1,409
Unallocated	249,752	270,761	317,080
Total assets	$292,237	$314,592	$368,318
Capital expenditures:			
Stores	$ 9,354	$ 9,383	$ 10,504
Port Supply	26	984	158
Direct Sales	—	131	2,661
Unallocated	4,375	4,566	4,514
Total capital expenditures	$ 13,755	$ 15,064	$ 17,837
Depreciation and amortization:			
Stores	$ 10,385	$ 10,998	$ 12,334
Port Supply	190	315	422
Direct Sales	324	493	820
Unallocated	6,131	6,974	6,160
Total depreciation and amortization	$ 17,030	$ 18,780	$ 19,736

NOTE 11: QUARTERLY FINANCIAL DATA

(Unaudited and in thousands, except per share data)

	2009			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net revenues	$100,965	$215,371	$168,154	$103,926
Gross profit	21,911	73,093	47,451	18,460
Selling, general and administrative expense	36,884	40,529	38,618	36,272
Income (loss) from operations	(15,050)	32,590	9,052	(16,247)
Net income (loss)	(15,778)	32,488	8,473	(12,807)
Net income (loss) per share:				
Basic	$ (0.71)	$ 1.46	$ 0.38	$ (0.57)
Diluted	(0.71)	1.46	0.38	(0.57)
Stock trade price:				
High	$ 5.75	$ 6.25	$ 9.50	$ 8.20
Low	3.80	4.95	5.48	6.88

	2008			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net revenues	$113,263	$226,681	$180,249	$111,065
Gross profit	22,485	78,411	49,731	16,819
Selling, general and administrative expense	46,821	48,872	43,853	37,284
Income (loss) from operations	(24,602)(1)	27,588(2)	4,012(4)	(29,930)(5)
Net income (loss)	(17,661)(1)	4,441(2,3)	3,421(4)	(29,001)(5)
Net income (loss) per share:				
Basic	$ (0.81)(1)	$ 0.20(2,3)	$ 0.16(4)	$ (1.31)(5)
Diluted	(0.81)(1)	0.20(2,3)	0.16(4)	(1.31)(5)
Stock price:				
High	$ 9.44	$ 7.05	$ 6.21	$ 6.47
Low	6.40	4.10	3.45	3.91

(1) Includes a $0.3 million charge for impairment of long-lived assets and $1.6 million of costs related to the now-settled SEC investigation.

(2) Includes a $2.0 million charge for impairment of long-lived assets and $0.5 million of costs related to the now-settled SEC investigation.

(3) Includes a charge of $14.6 million to provide a full valuation allowance against all net deferred tax assets.

(4) Includes the following items on a pre-tax basis: a $1.7 million pre-tax charge for store closures and other restructuring costs (see Note 3 to our consolidated financial statements for further discussion), and a $0.2 million pre-tax charge for impairment of long-lived assets.

(5) Includes the following items on a pre-tax basis: a $9.0 million pre-tax charge for store closures and other restructuring costs (see Note 3 to our consolidated financial statements for further discussion), and a $0.4 million pre-tax charge for impairment of long-lived assets.

ITEM 9—CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A—CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

West Marine's management, including our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Based on this review, management has concluded that our disclosure controls and procedures were not effective as of January 2, 2010, due to the existence of the material weakness discussed below.

Description of Material Weakness in Internal Control Over Financial Reporting

West Marine's management is responsible for establishing and maintaining an effective system of internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. As described in Management's Report on Internal Control over Financial Reporting, contained in Item 8 of this annual report on Form 10-K, management has concluded that, as of January 2, 2010, we had not maintained effective internal control over financial reporting because we have identified a material weakness arising from the reconciliation performed for estimated freight charges which resulted in an over-accrual. For more information, see "Management's Report on Internal Control Over Financial Reporting" in Item 8 of this report.

As a result of this material weakness, an adjustment of approximately $1.5 million was necessary to decrease accrued liabilities and to decrease costs of goods sold during the fourth quarter ended January 2, 2010. However, the adjustment related to the material weakness and other fourth quarter adjustments, viewed individually or in the aggregate, did not result in any material misstatement of any financial statements we previously issued. Accordingly, you may continue to rely on our previously issued financial statements.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting during the quarter ended January 2, 2010 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

As a result of the above described material weakness, we are reevaluating the account level thresholds that trigger additional analysis and we anticipate adding to our accounting expertise to broaden our review of these accounts, including accounts related to freight charges. We intend to improve our monitoring control to bolster our peer review process of account reconciliations on a quarterly basis, including the reconciliation of estimated freight charges.

Management is implementing the above remedial measures for the first quarter of fiscal 2010, and we expect these measures to remediate the deficiency that gave rise to the material weakness. We will monitor and test these measures throughout the year and make any refinements or implement additional measures as needed to remediate the identified deficiency. Management believes that these efforts are reasonably likely to materially affect our internal control over financial reporting as they are designed to remediate the material weakness.

ITEM 9B—OTHER INFORMATION

None.

PART III

ITEM 10—DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this item is incorporated by reference from our definitive proxy statement for the 2010 annual meeting of stockholders.

ITEM 11—EXECUTIVE COMPENSATION

The information required by this item is incorporated by reference from our definitive proxy statement for the 2010 annual meeting of stockholders.

ITEM 12—SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item is incorporated by reference from our definitive proxy statement for the 2010 annual meeting of stockholders.

ITEM 13—CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item is incorporated by reference from our definitive proxy statement for the 2010 annual meeting of stockholders.

ITEM 14—PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this item is incorporated by reference from our definitive proxy statement for the 2010 annual meeting of stockholders.

PART IV

ITEM 15—EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as part of this report:

1 & 2. Reports of Independent Registered Public Auditing Firm
Consolidated Balance Sheets as of year-end 2009 and 2008
Consolidated Statements of Operations for years 2009, 2008 and 2007
Consolidated Statements of Stockholders' Equity for years 2009, 2008 and 2007
Consolidated Statements of Cash Flows for years 2009, 2008 and 2007
Notes to Consolidated Financial Statements

3. Exhibits:

Exhibit Index

Exhibit Number	Exhibit
3.1	Certificate of Incorporation of West Marine, Inc., as amended (incorporated by reference to Exhibit 3.1 to West Marine's Annual Report on Form 10-K for the year ended January 3, 2004).
3.2	Bylaws of West Marine, Inc., as amended (incorporated by reference to Exhibit 3.1 to West Marine's Current Report on Form 8-K, dated March 8, 2007 and filed with the Commission on March 13, 2007).
4.1	Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.1 to West Marine's Registration Statement on Form S-1 (Registration No. 33-69604)).
10.1	Form of Indemnification Agreement between West Marine, Inc. and its directors and officers (incorporated by reference to Exhibit 10.1 to West Marine's Quarterly Report on Form 10-Q for the quarter ended June 29, 2002).
10.2*	Omnibus Equity Incentive Plan, as amended (incorporated by reference to Exhibit 10.1 to West Marine's Current Report on Form 8-K dated May 21, 2008 and filed with the Commission on May 22, 2008).
10.2.1*	Form of Notice of Grant of Stock Options and Option Agreement for Employees, effective as of June 1, 2007 (incorporated by reference to Exhibit 10.1.1 to West Marine's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007).
10.2.2*	Form of Notice of Grant of Stock Options for Non-Employee Directors (incorporated by reference to Exhibit 10.3.2 to West Marine's Annual Report on Form 10-K for the year ended January 1, 2005).
10.2.3*	Notice to holders of West Marine, Inc. stock options regarding accelerated vesting (incorporated by reference to Exhibit 10.4 to West Marine, Inc.'s Current Report on Form 8-K dated December 22, 2005 and filed with the Commission on December 29, 2005).
10.3*	Associates Stock Buying Plan, as amended and restated effective March 2002 (incorporated by reference to Exhibit 10.3 to West Marine's Quarterly Report on Form 10-Q for the quarter ended June 29, 2002).
10.3.1*	Amendment Number One to the Associates Stock Buying Plan (incorporated by reference to Exhibit 10.2 to West Marine's Registration Statement on Form S-8 (Registration No. 333-143285)).
10.3.2*	Amendment Number Two to the Associates Stock Buying Plan (incorporated by reference to Exhibit 10.3 to West Marine's Current Report on Form 8-K dated May 20, 2009 and filed with the Commission on May 21, 2009).
10.4	Lease Agreement, dated as of June 15, 1995, by and among John E. Van Valkenburgh, Carl D. Panattoni and West Marine Products, Inc., for the Hollister, California distribution facility (incorporated by reference to Exhibit 10.9 to West Marine's Annual Report on Form 10-K for the year ended December 30, 1995).
10.4.1	Addendum, dated as of June 3, 1996, to the Lease Agreement for the Hollister, California distribution facility (incorporated by reference to Exhibit 10.10.1 to West Marine's Annual Report on Form 10-K for the year ended December 29, 2001).
10.4.2	First Amendment, dated as of March 23, 1999, to the Lease Agreement for the Hollister, California distribution facility (incorporated by reference to Exhibit 10.10.2 to West Marine's Annual Report on Form 10-K for the year ended December 29, 2001).

Exhibit Number	Exhibit
10.4.3	Second Amendment, dated as of June 11, 2002, to the Lease Agreement for the Hollister, California distribution facility (incorporated by reference to Exhibit 10.7 to West Marine's Quarterly Report on Form 10-Q for the quarter ended March 29, 2003).
10.4.4	Third Amendment, dated as of April 1, 2003, to the Lease Agreement for the Hollister, California distribution facility (incorporated by reference to Exhibit 10.7.1 to West Marine's Quarterly Report on Form 10-Q for the quarter ended March 29, 2003).
10.5	Lease Agreement, dated as of March 11, 1997, between Cabot Industrial Venture A, LLC, as successor to Cabot Industrial Properties, L.P., as successor to W/H No. 31, L.L.C, and West Marine, Inc., for the Rock Hill, South Carolina distribution facility and other agreements thereto (incorporated by reference to Exhibit 10.14 to West Marine's Quarterly Report on Form 10-Q for the quarter ended March 29, 1997).
10.5.1	First Amendment, dated as of August 11, 1998, to the Lease Agreement for the Rock Hill, South Carolina distribution facility and other agreements thereto (incorporated by reference to Exhibit 10.11.1 to West Marine's Annual Report on Form 10-K for the year ended December 29, 2001).
10.5.2	Second Amendment, dated as of April 18, 2000, to the Lease Agreement for the Rock Hill, South Carolina distribution facility and other agreements thereto (incorporated by reference to Exhibit 10.11.2 to West Marine's Quarterly Report on Form 10-K for the year ended December 29, 2001).
10.5.3	Third Amendment, dated as of July 26, 2004, to the Lease Agreement for the Rock Hill, South Carolina distribution facility (incorporated by reference to Exhibit 10.1 to West Marine's Current Report on Form 8-K dated October 4, 2004 and filed with the Commission on October 8, 2004).
10.6	Lease Agreement, dated as of June 26, 1997, by and between Watsonville Freeholders and West Marine Products Inc., for the Watsonville, California offices and other agreements thereto (incorporated by reference to Exhibit 10.14 to West Marine's Quarterly Report on Form 10-Q for the quarter ended June 28, 1997).
10.6.1	First Amendment of Lease, dated as of July 27, 2005, to the Lease Agreement for the Watsonville, California offices (incorporated by reference to Exhibit 10.14 to West Marine, Inc.'s Current Report on Form 8-K dated July 27, 2005 and filed with the Commission on July 28, 2005).
10.6.2	Second Amendment of Lease, dated as of December 22, 2005, to the Lease Agreement for the Watsonville, California offices (incorporated by reference to Exhibit 10.3 to West Marine, Inc.'s Current Report on Form 8-K dated December 22, 2005 and filed with the Commission on December 29, 2005).
10.6.3	Third Amendment of Lease, dated as of November 30, 2006, to the Lease Agreement for the Watsonville, California offices (incorporated by reference to Exhibit 10.4 to West Marine, Inc.'s Current Report on Form 8-K dated July 29, 2009 and filed with the Commission on July 30, 2009).
10.6.4	Fourth Amendment of Lease, dated as of July 29, 2009, to the Lease Agreement for the Watsonville, California offices (incorporated by reference to Exhibit 10.5 to West Marine, Inc.'s Current Report on Form 8-K dated July 29, 2009 and filed with the Commission on July 30, 2009).
10.7	Loan and Security Agreement, dated as of December 29, 2005, among West Marine Products, Inc., each of the persons identified as borrowers on the signature pages thereof, each of the persons identified as guarantors on the signature pages thereof, the financial institutions from time to time party thereto as lenders, Wells Fargo Bank, National Association, as Issuing Lender, and Wells Fargo Retail Finance, LLC, as Agent for the lenders (incorporated by reference to Exhibit 10.1 to West Marine's Current Report on Form 8-K dated December 29, 2005 and filed with the Commission on January 4, 2006).

Exhibit Number	Exhibit
10.7.1	Letter Agreement, dated as of December 13, 2006, by and between Wells Fargo Retail Finance, LLC, as Agent and a Lender, and West Marine Products, Inc. (incorporated by reference to Exhibit 10.9.1 to West Marine's Annual Report on Form 10-K for the year ended December 30, 2006).
10.8	Marketing Agreement, dated as of January 14, 2003, by and among Boat America Corporation, the Boat Owners Association of The United States and West Marine Products, Inc. (incorporated by reference to Exhibit 10.1 to West Marine's Quarterly Report on Form 10-Q for the quarter ended October 2, 2004).
10.8.1	Amendment, dated as of April 7, 2005, to Marketing Agreement, dated as of January 14, 2003, by and among Boat America Corporation, the Boat Owners Association of The United States and West Marine Products, Inc. (incorporated by reference to Exhibit 10.1.1 to West Marine's Quarterly Report on Form 10-Q for the quarter ended April 2, 2005).
10.9*	Executive Employment Agreement, dated as of December 11, 2006, by and among West Marine, Inc., West Marine Products, Inc. and Thomas Moran (incorporated by reference to Exhibit 10.1 to West Marine's Current Report on Form 8-K dated December 11, 2006 and filed with the Commission on December 12, 2006).
10.9.1*	First Amendment to Executive Employment Agreement, dated as of September 27, 2007, by and among West Marine, Inc., West Marine Products, Inc. and Thomas Moran (incorporated by reference to Exhibit 10.2 to West Marine's Quarterly Report on Form 10-Q for the quarter ended September 29, 2007).
10.10*	Letter Agreement, dated as of December 10, 2007, by and between West Marine, Inc. and Geoffrey A. Eisenberg (incorporated by reference to Exhibit 10.1 to West Marine's Current Report on Form 8-K dated December 10, 2007 and filed with the Commission on December 14, 2007).
10.10.1*	Confidentiality and Non-Solicitation Agreement, dated as of December 14, 2007, by and between West Marine, Inc. and Geoffrey A. Eisenberg (incorporated by reference to Exhibit 10.1 to West Marine's Current Report on Form 8-K dated December 10, 2007 and filed with the Commission on December 14, 2007).
10.10.2*	First Amendment to Letter Agreement, dated as of November 7, 2008, by and between West Marine, Inc. and Geoffrey A. Eisenberg (incorporated by reference to Exhibit 10.1 to West Marine's Current Report on Form 8-K dated November 7, 2008 and filed with the Commission on November 13, 2008).
10.11*	Executive Termination Compensation Agreement, dated as of September 9, 2004, by and between West Marine, Inc. and Bruce Edwards (incorporated by reference to Exhibit 10.15 of West Marine's Annual Report on Form 10-K for the year ended December 31, 2005).
10.12*	Offer Letter, dated as of February 7, 2006, to Ronald Japinga from West Marine, Inc. (incorporated by reference to Exhibit 10.3 of West Marine's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007).
10.12.1*	Executive Termination Compensation Agreement, dated as of February 13, 2006, by and between West Marine, Inc. and Ronald Japinga. (incorporated by reference to Exhibit 10.4 of West Marine's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007).
21.1**	List of Subsidiaries.
23.1**	Consent of Grant Thornton LLP.
23.2**	Consent of Deloitte & Touche LLP
31.1**	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.

Exhibit Number	Exhibit
31.2**	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.
32.1**	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b) under the Securities Exchange Act of 1934, as amended.

---

* Indicates a management contract or compensatory plan or arrangement within the meaning of Item 601(b)(10)(iii) of Regulation S-K.

** Filed with West Marine's Annual Report on Form 10-K for the year ended January 2, 2010, as filed with the Commission on March 17, 2010.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 17, 2010

WEST MARINE, INC.

By: /s/ GEOFFREY A. EISENBERG

Geoffrey A. Eisenberg
President and Chief Executive Officer

Power of Attorney

West Marine, Inc. a Delaware corporation, and each person whose signature appears below, constitutes and appoints Geoffrey A. Eisenberg and Thomas R. Moran, and either of them, with full power to act without the other, such person's true and lawful attorneys-in-fact, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign this annual report on Form 10-K and any and all amendments to such annual report on Form 10-K and other documents in connection therewith, and to file the same, and all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact, and each of them, full power and authority to do and perform each and every act and thing necessary or desirable to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorneys-in-fact, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of West Marine, Inc. and in the capacities and on the dates indicated.

Signature Capacity

/s/ GEOFFREY A. EISENBERG

Geoffrey A. Eisenberg
President, Chief Executive Officer and Director
(Principal Executive Officer)

March 17, 2010

/s/ THOMAS R. MORAN

Thomas R. Moran
Senior Vice President and Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)

March 17, 2010

/s/ RANDOLPH K. REPASS

Randolph K. Repass
Chairman of the Board and Director

March 17, 2010

/s/ DAVID MCCOMAS

David McComas
Director

March 17, 2010

/s/ BARBARA RAMBO

Barbara Rambo
Director

March 17, 2010

/s/ ALICE M. RICHTER

Alice M. Richter
Director

March 17, 2010

/s/ PETER ROY

Peter Roy
Director

March 17, 2010

/s/ DANIEL J. SWEENEY

Daniel J. Sweeney
Director

March 17, 2010

/s/ WILLIAM U. WESTERFIELD

William U. Westerfield
Director

March 17, 2010

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ompany Data

oard of Directors

andolph K. Repass
hairman of the Board

eoffrey A. Eisenberg
esident and Chief Executive Officer

avid McComas
ember, Board of Directors, Governance and Compensation ommittee, Presiding Independent Director, West Marine, Inc.; etired Chairman, President and Chief Executive Officer, e Care Centers of America, Inc.[1]

arbara L. Rambo [2, 3]
ember, Board of Directors, Governance and Compensation ommittee, Audit Committee, West Marine, Inc.; ember, Board of Directors, Finance Committee Chair, d Member, Compensation Committee, Nominating and overnance Committee, Utility Executive Committee, G&E Corporation[1]; Member, Board of Directors and ompensation Committee, International Rectifier Corporation[1]; d Member, Board of Directors, Audit Committee and ompensation Committee, UnionBanCal Corporation[1]

lice M. Richter
ember, Board of Directors, Audit Committee Chair and nancial Expert, West Marine, Inc.; ember, Board of Directors and Audit Committee Chair, &K Services, Inc.[1]; Member, Board of Directors and udit Committee Chair, BlueStem Brands, Inc.[4]; d Member, Board of Directors, Technology Committee Chair, d Member, Human Resources and Executive Compensation ommittee, Thrivent Financial for Lutherans[5]

eter Roy
ember, Board of Directors, Audit Committee, West Marine, Inc.; ember, Board of Directors, Compensation Committee, d Finance Committee, United Natural Foods, Inc.[1]; rategic Advisor, North Castle Partners[6]; ember, Board of Directors, NextFoods, Inc.[4]; ember, Board of Directors, Applegate Farms [4]; d Principal, Manifesto Wines LLC [4]

ublicly-Traded Company
ppointed as a West Marine Director on November 11, 2009
overnance and Compensation Chair, effective May 20, 2010
rivately-Held Company
lon-Profit Organization
rivate Equity Firm

xecutive Officers

eoffrey A. Eisenberg
esident and Chief Executive Officer

homas R. Moran
enior Vice President and Chief Financial Officer

ruce Edwards
xecutive Vice President of Stores and Port Supply

on Japinga
xecutive Vice President of Merchandising

Company Information

Company Headquarters
500 Westridge Drive
Watsonville, California 95076
(831) 728-2700

Transfer Agent
Computershare Trust Company, N.A.
P.O. Box 43078
Providence, Rhode Island 02940-3078
www.computershare.com

Legal Counsel
Dow Lohnes PLLC
1200 New Hampshire Avenue, N.W.
Washington, DC 20036
www.dowlohnes.com

Independent Registered Public Accounting Firm
Grant Thornton LLP
One California Street
San Francisco, California 94111
www.grantthornton.com

Securities and Exchange Commission
Copies of West Marine's annual reports on Form 10-K and quarterly reports on Form 10-Q (each, exclusive of exhibits) are available without charge upon written request to:

Attention: Secretary
West Marine, Inc.
500 Westridge Drive
Watsonville, California 95076

Annual reports are available online at www.westmarine.com via the Investor Relations section.

West Marine does not distribute quarterly reports to its stockholders.


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Copyright © 2010 West Marine, Inc. All rights reserved. Copyright in this document is owned by West Marine, Inc. Any person is therefore authorized to view, copy, print and distribute this document subject to the following conditions:
- This document may be used for informational purposes only.
- This document may be used for non-commercial purposes only.
- Any copy of this document or parts of it must include this copyright notice.

Note that any products, processes or technologies described in this document may be the subject of other intellectual property rights reserved by West Marine.


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West Marine® and ® are trademarks owned by West Marine Products, Inc., a wholly-owned subsidiary of West Marine, Inc.
THIS PUBLICATION COULD INCLUDE TECHNICAL INACCURACIES OR TYPOGRAPHICAL ERRORS.



002CS1A393

Cover photo courtesy of New England Ropes